Management’s Discussion and Analysis

This Management’s Discussion and Analysis (MD&A) contains important information about our business and our performance for the year ended December 31, 2020. This MD&A should be read in conjunction with our 2020 Audited Consolidated Financial Statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

All dollar amounts are in Canadian dollars unless otherwise stated. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at March 4, 2021 and was approved by RCI’s Board of Directors (the Board). This MD&A includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, first quarter refers to the three months ended March 31, 2020, second quarter refers to the three months ended June 30, 2020, third quarter refers to the three months ended September 30, 2020, fourth quarter refers to the three months ended December 31, 2020, this year refers to the twelve months ended December 31, 2020, and last year refers to the twelve months ended December 31, 2019. All results commentary is compared to the equivalent periods in 2019 or as at December 31, 2019, as applicable, unless otherwise indicated.

Effective January 1, 2020, we updated our Cable segment financial and key performance indicator disclosures such that we began presenting Cable average revenue per account (ARPA), customer relationships, and market penetration. We also amended our subscriber reporting to report Internet and Ignite TV™ subscribers, removing legacy Television subscribers and Phone subscribers. In addition to the changes to our key performance indicators, we no longer report revenue by our Cable sub-products (i.e. Internet, Television, and Phone) and instead, we present a single “service revenue” amount. These changes are a result of the way in which we manage our business due to the ongoing convergence of the technology used to deliver Internet and television services and represent the key metrics against which we will measure growth in our Cable segment. See “Results of our Reportable Segments – Cable” and “Key Performance Indicators” for more information.

™Rogers and related marks are trademarks of Rogers Communications Inc. or an affiliate, used under licence. All other brand names, logos, and marks are trademarks and/or copyright of their respective owners. ©2021 Rogers Communications

ABOUT FORWARD-LOOKING INFORMATION

This MD&A includes “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information:

•

typically includes words like could, expect, may, anticipate, assume, believe, likely, intend, estimate, plan, project, predict, potential, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them;

•

includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary, that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this MD&A.

Our forward-looking information includes conclusions, forecasts, and projections related to the following items, some of which are non-GAAP measures (see “Non-GAAP Measures and Related Performance Measures”), among others:

•	revenue;
•	total service revenue;
•	adjusted EBITDA;
•	capital expenditures;
•	cash income tax payments;
•	free cash flow;
•	dividend payments;
•	the growth of new products and services;
•	expected growth in subscribers and the services to which they subscribe;
•	the cost of acquiring and retaining subscribers and deployment of new services;
•	continued cost reductions and efficiency improvements;
•	our debt leverage ratio;
•	the COVID-19 pandemic (COVID-19) and its impact on us; and
•	all other statements that are not historical facts.

We base our conclusions, forecasts, and projections on the following factors, among others:

•	general economic and industry growth rates;
•	currency exchange rates and interest rates;
•	product pricing levels and competitive intensity;
•	subscriber growth;
•	pricing, usage, and churn rates;
•	changes in government regulation;
•	technology deployment;
•	availability of devices;
•	timing of new product launches;
•	content and equipment costs;
•	the integration of acquisitions;
•	industry structure and stability; and
•	the anticipated impact of COVID-19 on our operations, liquidity, financial condition, or results.

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     23

MANAGEMENT’S DISCUSSION AND ANALYSIS

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetization events, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

RISKS AND UNCERTAINTIES

Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including but not limited to:

•	regulatory changes;
•	technological changes;
•	economic, geopolitical, and other conditions affecting commercial activity;
•	unanticipated changes in content or equipment costs;
•	changing conditions in the entertainment, information, and/or communications industries;
•	the integration of acquisitions;
•	changing consumer habits and preferences;
•	litigation and tax matters;
•	the level of competitive intensity;
•	the emergence of new opportunities;
•	external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others; and
•	new interpretations and new accounting standards from accounting standards bodies.

These risks, uncertainties, and other factors can also affect our objectives, strategies, and intentions. Many of these risks, uncertainties, and other factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

BEFORE MAKING AN INVESTMENT DECISION

Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections in this MD&A entitled “Regulation In Our Industry” and “Governance and Risk Management”, as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively.

FOR MORE INFORMATION

You can find more information about us, including our Annual Information Form, on our website (investors.rogers.com), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this document does not constitute part of this MD&A.

You can also find information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business at investors.rogers.com.

24     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

Executive Summary

ABOUT ROGERS

Rogers is a proud Canadian company dedicated to making more possible for Canadians each and every day. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, sports, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Almost all of our operations and sales are in Canada. We have a highly skilled and diversified workforce of approximately 23,500 employees. Our head office is in Toronto, Ontario and we have numerous offices across Canada. We report our results of operations in three reportable segments. See “Understanding Our Business” for more information.

2020 HIGHLIGHTS

KEY FINANCIAL INFORMATION

	Years ended December 31

(In millions of dollars, except margins and per share amounts)	2020	2019	% Chg
Consolidated
Total revenue	13,916	15,073	(8)
Total service revenue [1]	11,955	12,965	(8)
Adjusted EBITDA [2]	5,857	6,212	(6)
Adjusted EBITDA margin [2]	42.1%	41.2%	0.9 pts

Net income	1,592	2,043	(22)
Adjusted net income [2]	1,725	2,135	(19)

Basic earnings per share	$3.15	$3.99	(21)
Adjusted basic earnings per share [2]	$3.42	$4.17	(18)

Capital expenditures [3]	2,312	2,807	(18)
Cash provided by operating activities	4,321	4,526	(5)
Free cash flow [2]	2,366	2,278	4
Wireless
Service revenue	6,579	7,156	(8)
Revenue	8,530	9,250	(8)
Adjusted EBITDA	4,067	4,345	(6)
Adjusted EBITDA service margin [4]	61.8%	60.7%	1.1 pts
Adjusted EBITDA margin [5]	47.7%	47.0%	0.7 pts
Cable
Revenue	3,946	3,954	–
Adjusted EBITDA	1,935	1,919	1
Adjusted EBITDA margin	49.0%	48.5%	0.5 pts
Media
Revenue	1,606	2,072	(22)
Adjusted EBITDA	51	140	(64)
Adjusted EBITDA margin	3.2%	6.8%	(3.6 pts )

[1]	As defined. See “Key Performance Indicators”.
[2]

Adjusted EBITDA, adjusted net income, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures and Related Performance Measures” for information about these measures, including how we calculate them and the ratios in which they are used.

[3]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.
[4]	Calculated using Wireless service revenue.
[5]	Calculated using Wireless total revenue.

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     25

MANAGEMENT’S DISCUSSION AND ANALYSIS

KEY PERFORMANCE INDICATORS

	As at or years ended December 31
	2020	2019	Chg
Subscriber results (in thousands) [1]
Wireless postpaid net additions	245	334	(89)
Wireless prepaid net losses	(142)	(97)	(45)
Wireless subscribers	10,943	10,840	103

Internet net additions	57	104	(47)
Internet subscribers [2,3]	2,598	2,534	64

Ignite TV net additions	218	284	(66)
Total Ignite TV subscribers	544	326	218

Customer relationships net additions	12	21	(9)
Total customer relationships [2,3]	2,530	2,510	20
Additional Wireless metrics [1]
Postpaid churn (monthly)	1.00%	1.11%	(0.11 pts )
Blended ABPU (monthly)	$63.24	$66.23	($2.99)
Blended ARPU (monthly)	$50.75	$55.49	($4.74)
Additional Cable metrics [1]
ARPA (monthly)	$130.70	$131.71	($1.01)
Penetration	55.3%	56.1%	(0.8 pts )
Ratios
Capital intensity [1]	16.6%	18.6%	(2.0 pts )
Dividend payout ratio of net income [1]	63.4%	50.0%	13.4 pts
Dividend payout ratio of free cash flow [1,4]	42.7%	44.9%	(2.2 pts )
Return on assets [1]	4.1%	5.5%	(1.4 pts )
Debt leverage ratio [4]	3.0	2.9	0.1
Employee-related information
Total active employees	23,500	25,300	(1,800)

[1]	As defined. See “Key Performance Indicators”.
[2]

On September 30, 2020, we acquired approximately 2,000 Internet subscribers and customer relationships as a result of our acquisition of Ruralwave Inc., which are not included in net additions, but do appear in the ending total balance for December 31, 2020.

[3]

On October 1, 2020, we acquired approximately 5,000 Internet subscribers and 6,000 customer relationships as a result of our acquisition of Cable Cable Inc., which are not included in net additions, but do appear in the ending total balance for December 31, 2020.

[4]

This ratio uses one or more of free cash flow, adjusted EBITDA, and adjusted net debt, all of which are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures and Related Performance Measures” for information about these measures, including how we calculate them and the ratios in which they are used.

26     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

Our solid financial position throughout this year enabled us to prioritize the actions we needed to take as a result of COVID-19, continue to make high priority investments in our network, and ensure customers stayed connected during this critical time.

REVENUE

Revenue decreased by 8% this year, largely driven by an 8% decrease in Wireless service revenue and a 22% decrease in Media revenue.

Wireless service revenue decreased by 8% this year, largely as a result of lower roaming revenue due to global travel restrictions during COVID-19, and lower overage revenue, primarily as a result of the continued adoption of our Rogers Infinite™ unlimited data plans. Wireless equipment revenue decreased as a result of lower gross additions and lower device upgrades by existing customers during COVID-19.

Cable revenue was in line with 2019. We remain focused on our Connected Home roadmap, driven by our Ignite TV product, with significant growth in our Ignite TV subscriber base during the past year.

Media revenue decreased by 22% this year, primarily as a result of lower sports-related revenue, including at the Toronto Blue Jays, due to the impact of COVID-19, the suspension of major sports leagues from mid-March until the third quarter, and the postponed start of the 2020-2021 NHL and NBA seasons, which traditionally start early in the fourth quarter, as well as lower advertising revenue related to softness in the advertising market, partially offset by higher revenues at Today’s Shopping Choice™.

ADJUSTED EBITDA

Adjusted EBITDA decreased 6% this year, primarily due to a 6% decrease in Wireless adjusted EBITDA, with a consolidated adjusted EBITDA margin of 42.1%, an expansion of 90 basis points.

Wireless adjusted EBITDA decreased 6% this year as a result of the flow-through impact of the aforementioned decreases in revenue, partially offset by the shift to device financing, which has significantly improved our Wireless equipment margin, and various cost efficiencies and productivity initiatives.

Cable adjusted EBITDA increased 1% this year, primarily as a result of various cost efficiencies.

Media adjusted EBITDA decreased 64% this year primarily due to lower sports and advertising revenue, as discussed above, partially offset by lower sports programming and operating costs due to the suspension of major sports leagues from mid-March until the third quarter and the postponed start of the 2020-2021 NHL and NBA seasons.

NET INCOME AND ADJUSTED NET INCOME

Net income decreased 22% and adjusted net income decreased 19% this year, primarily as a result of the decrease in adjusted EBITDA. See “Review of Consolidated Performance” for more information.

SUBSTANTIAL FREE CASH FLOW SUPPORTS FINANCIAL FLEXIBILITY

We returned substantial cash to shareholders this year through the payment of $1,011 million in dividends. In addition, we declared a $0.50 per share dividend on January 27, 2021.

Our cash provided by operating activities decreased by 5% this year, primarily as a result of lower adjusted EBITDA. Free cash flow increased 4% this year to $2,366 million, primarily as a result of lower capital expenditures, partially offset by lower adjusted EBITDA.

Our debt leverage ratio was 3.0 as at December 31, 2020, up from 2.9 as at December 31, 2019, driven by lower adjusted EBITDA.

Our overall weighted average cost of borrowings was 4.09% as at December 31, 2020 (2019 – 4.30%) and our overall weighted average term to maturity on our debt was 12.8 years as at December 31, 2020 (2019 – 14.1 years).

We ended the year with approximately $5.7 billion of available liquidity (2019 – $2.5 billion), including $2.6 billion (2019 – $1.6 billion) available under our bank and letter of credit facilities, $0.6 billion (2019 – $0.4 billion) available under our $1.2 billion receivables securitization program, and $2.5 billion (2019 – $0.5 billion) in cash and cash equivalents.

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     27

MANAGEMENT’S DISCUSSION AND ANALYSIS

Understanding Our Business

Rogers is a leading Canadian technology and media company.

THREE REPORTABLE SEGMENTS

We report our results of operations in three reportable segments. Each segment and the nature of its business are as follows:

Segment	Principal activities

Wireless	Wireless telecommunications operations for Canadian consumers and businesses.

Cable	Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

See “Capability to Deliver Results” for more information about our extensive wireless and cable networks and significant wireless spectrum position.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

PRODUCTS AND SERVICES

WIRELESS

Rogers is a Canadian leader in delivering a range of innovative wireless network technologies and services. We were the first Canadian carrier to launch a 5G network, in January 2020, and we have the largest 5G network in Canada, serving over 160 communities and 45% of the Canadian population as at December 31, 2020. Our postpaid and prepaid wireless services are offered under the Rogers™, Fido™, and chatr™ brands, and provide consumers and businesses with the latest wireless devices, services, and applications including:

•	mobile high-speed Internet access, including our Rogers Infinite unlimited data plans;
•	wireless voice and enhanced voice features;
•	Rogers Pro On-the-Go™, a personalized service experience for device delivery and setup to a customer’s location of choice within the service area;
•	Express Pickup, a convenient service for purchasing devices online, with the ability to pick up in-store as soon as the same day;
•	device and accessory financing;
•	wireless home phone;
•	device protection;
•	in-store expert device repair service;
•	text messaging;
•	e-mail;
•	global voice and data roaming, including Roam Like Home™ and Fido Roam™;
•	bridging landline phones with wireless phones through products like Rogers Unison™;
•	machine-to-machine solutions and Internet of Things (IoT) solutions; and
•	advanced wireless solutions for businesses.

CABLE

We are one of the largest cable providers in Canada. Our cable network provides an innovative and leading selection of high-speed broadband Internet access, digital television and online viewing, phone, smart home monitoring, and advanced home WiFi services to consumers in Ontario, New Brunswick, and on the island of Newfoundland. We also provide services to businesses across Canada that aim to meet the increasing needs of today’s critical business applications.

In 2019, we adopted Comcast’s new WiFi solution as a next step on our innovation roadmap. This whole-home networking solution provides customers with a simple, fast, and intuitive way to control and manage their connected devices. The cloud-based platform links to Data Over Cable Service Interface Specifications (DOCSIS) 3.1 WiFi gateway devices to deliver fast, reliable connectivity in the home and allows customers to easily add and control devices and pair Ignite WiFi™ pods that boost signal strength, and use voice controls to see who is on the network, all in a safe and secure manner.

In 2020, in response to COVID-19, we launched customer self-installation capabilities within Cable as a safe, easy, no-contact way for our customers to install our Ignite Internet™ and Ignite TV services. Since launching in late March, over 93% of our Cable installations have been through the self-install program. We also launched Blitzz™, a remote visual assistance tool that enables customers to access support virtually and reduces the need to deploy field technicians for installation and service calls.

Internet services include:

•	Internet access (including basic and unlimited usage packages), security solutions, and e-mail;
•	access speeds of up to one gigabit per second (Gbps), covering our entire Cable footprint;
•	Rogers Ignite™ and Fido Internet unlimited packages, combining fast and reliable speeds with the freedom of unlimited usage and options for self-installation;
•	Rogers Ignite WiFi Hub, offering a personalized WiFi experience with a simple digital dashboard for customers to manage their home WiFi network, providing visibility and control over family usage; and
•	Rogers™ Smart Home Monitoring, offering services such as monitoring, security, automation, energy efficiency, and smart control through a smartphone app.

Television services include:

•	local and network TV, made available through traditional digital or IP-based Ignite TV, including starter and premium channel packages along with à la carte channels;
•	on-demand television;

28     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

•	cloud-based digital video recorders (DVRs) available with Ignite TV services;
•	voice-activated remote controls, restart features, and integrated apps such as YouTube, Netflix, Sportsnet NOW™, and Amazon Prime Video on Ignite TV;
•	personal video recorders (PVRs), including Whole Home PVR and 4K PVR capabilities;
•	an Ignite TV app, giving customers the ability to experience Ignite TV (including setting recordings) on their smartphone, tablet, laptop, or computer;
•	IgniteTM SmartStreamTM , an entertainment add-on for Ignite InternetTM customers, giving them access to their favourite streaming services in one place;
•	Download and Go, the ability to download recorded programs onto your smartphone or tablet to watch at a later time using the Ignite TV app;
•	linear and time-shifted programming;
•	digital specialty channels;
•	4K television programming, including regular season Toronto Blue Jays™ home games and select marquee National Hockey League (NHL) and National Basketball Association (NBA) games; and
•	televised content delivered on smartphones, tablets, and personal computers through the Rogers Anyplace TV™ app.

Phone services include:

•	residential and small business local telephony service; and
•	calling features such as voicemail, call waiting, and long distance.

Enterprise services include:

•

voice, data networking, IP, and Ethernet services over multi-service customer access devices that allow customers to scale and add services, such as private networking, Internet, IP voice, and cloud solutions, which blend seamlessly to grow with their business requirements;

•

optical wave, Internet, Ethernet, and multi-protocol label switching services, providing scalable and secure metro and wide area private networking that enables and interconnects critical business applications for businesses that have one or many offices, data centres, or points of presence (as well as cloud applications) across Canada;

•	simplified information technology (IT) and network technology offerings with security-embedded, cloud-based, professionally managed solutions; and
•	extensive cable access network services for primary, bridging, and back-up (including through our wireless network, if applicable) connectivity.

MEDIA

Our portfolio of Media assets, with a focus on sports and regional TV and radio programming, reaches Canadians from coast to coast.

In Sports Media and Entertainment, we own the Toronto Blue Jays, Canada’s only Major League Baseball (MLB) team, and the Rogers Centre™ event venue, which hosts the Toronto Blue Jays’ home games, concerts, trade shows, and special events.

Our agreement with the NHL (NHL Agreement), which runs through the 2025-2026 NHL season, allows us to deliver more than 1,200 regular season games during a typical season across television, smartphones, tablets, and personal computers, both through traditional streaming services as well as through NHL LIVE. It also grants Rogers national rights on those platforms to the Stanley Cup Playoffs and Stanley Cup Final, all NHL-related special events and non-game events (such as the NHL All-Star Game and the NHL Draft), and rights to sublicense broadcasting rights.

In Television, we operate several conventional and specialty television networks, including:

•	Sportsnet’s four regional stations along with Sportsnet ONE™, Sportsnet 360™, and Sportsnet World™;
•	Citytv™ network, which, together with affiliated stations, has broadcast distribution to approximately 79% of Canadian individuals;
•	OMNI™ multicultural broadcast television stations, including OMNI Regional, which provide multilingual newscasts nationally to all digital basic television subscribers;
•	specialty channels that include FX™ (Canada), FXX™ (Canada), and OLN™ (formerly Outdoor Life Network); and
•	Today’s Shopping Choice, Canada’s only nationally televised shopping channel, which generates a significant and growing portion of its revenue from online sales.

In Radio, we operate 55 AM and FM radio stations in markets across Canada, including popular radio brands such as 98.1 CHFI™, 680 NEWS™, Sportsnet The FAN™, KiSS™, JACK FM™, and SONiC™.

We also offer a range of digital services and products, including:

•	our digital sports-related assets, including NHL LIVE, Sportsnet NOW™, and Sportsnet NOW+™;
•	other digital assets including FXNOW™ and Citytv NOW™; and
•	a range of other websites, apps, podcasts, and digital products associated with our various brands and businesses.

OTHER

We offer several credit cards, including the Rogers™ World Elite Mastercard, Rogers™ Platinum Mastercard, and the Fido™ Mastercard, which allow customers to earn cashback rewards points on credit card spending.

OTHER INVESTMENTS

We hold interests in a number of associates and joint arrangements, some of which include:

•

our 37.5% ownership interest in Maple Leaf Sports & Entertainment Ltd. (MLSE), which owns the Toronto Maple Leafs, the Toronto Raptors, Toronto FC, the Toronto Argonauts, and the Toronto Marlies, as well as various associated real estate holdings; and

•	our 50% ownership interest in Glentel Inc. (Glentel), a large provider of multicarrier wireless and wireline products and services with several hundred Canadian retail distribution outlets.

We also hold a number of interests in marketable securities of publicly traded companies, including Cogeco Inc. and Cogeco Communications Inc.

COMPETITION

The telecommunications industry is a highly competitive industry served by many national, regional, and reseller players giving consumers a broad choice in service providers and plan offerings. The industry is very capital intensive and requires meaningful,

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MANAGEMENT’S DISCUSSION AND ANALYSIS

continual investments to implement next-generation technology and to support existing infrastructure. Given the highly regulated nature of the industry, the already competitive dynamic could be further influenced by regulatory change (see “Regulation In Our Industry” for more information).

Traditional wireline telephony and television services are now offered over the Internet. Consumers continue to change how they choose to communicate or watch video, and this is changing the mix of packages and pricing that service providers offer and could affect churn levels.

In the media industry, there also continues to be a shift in consumer viewing habits towards digital and online media consumption and advertisers are directing more advertising dollars to those media channels. In addition, we now compete with a range of digital and online media companies, including large global companies.

WIRELESS

We compete on customer experience, price, quality of service, scope of services, network coverage, sophistication of wireless technology, breadth of distribution, selection of devices, branding, and positioning.

•

Wireless technology – our extensive long-term evolution (LTE) network caters to customers seeking the increased capacity and speed it provides. We are also working to expand our 5G network to further these capabilities. We compete with BCE Inc. (Bell) and TELUS Corporation (Telus) at a national level, and with Vidéotron ltée (Videotron) at a regional level, all of whom operate 5G networks, and with Shaw Communications Inc. (Shaw), Saskatchewan Telecommunications (SaskTel), Xplornet Communications Inc. (Xplornet), and Eastlink Inc. (Eastlink) at a regional level, all of whom operate LTE networks. We also compete with these providers on high-speed packet access (HSPA) and global system for mobile communications (GSM) networks and with providers that use alternative wireless technologies, such as WiFi “hotspots” and mobile virtual network operators (MVNO), such as Primus.

•

Product, branding, and pricing – we compete nationally with Bell, Telus, and Shaw, including their flanker brands Virgin Mobile (Bell), Lucky Mobile (Bell), Koodo (Telus), Public Mobile (Telus), and Freedom Mobile (Shaw). We also compete with various regional players and resellers.

•

Distribution of services and devices – we have one of the largest distribution networks in the country, and compete with other service providers for dealers, prime locations for our own stores, and third-party retail distribution shelf space. We also compete with other service providers on the quality and ease of use of our self-serve options and other digital capabilities.

•	Wireless networks – consolidation amongst regional players, or with incumbent carriers, could alter the regional or national competitive landscapes for Wireless.
•

Spectrum – we currently have the largest spectrum position in the country. Innovation, Science and Economic Development Canada (ISED Canada) has announced that flexible use licences in a 200 MHz frequency range from 3450-3650 MHz will be issued to both existing and new wireless licensees, with an auction of the 3500 MHz spectrum not retained by existing licensees to occur in June 2021. The 3500 MHz spectrum, along with other frequency bands, is essential to the deployment of 5G networks. On August 27, 2020, ISED Canada launched a consultation, proposing changes to the spectrum utilization of the 3800 MHz band, making 250 MHz of the spectrum available for 5G. The outcome of these auctions may increase competition. See “Regulation In Our Industry” for more information.

CABLE

Internet

We compete with other Internet service providers (ISPs) that offer fixed connection residential high-speed Internet access services. Rogers and Fido high-speed Internet services compete directly with, among others:

•	Bell’s Internet services in Ontario, New Brunswick, and on the island of Newfoundland, including Virgin Mobile; and
•	various resellers using wholesale telecommunication company digital subscriber line (DSL) and cable Third-Party Internet Access (TPIA) services in local markets.

A number of different players in the Canadian market also compete for enterprise network and communications services. There are relatively few national providers, but each market has its own competitors that usually focus on the geographic areas in which they have the most extensive networks. In the enterprise market, we compete with facilities- and non-facilities-based telecommunications service providers. In markets where we own network infrastructure, we compete with incumbent fibre-based providers. Our main competitors are as follows:

•	Ontario – Bell, Cogeco Data Services, and Digital Colony;
•	Quebec – Bell, Telus, and Videotron;
•	Atlantic Canada – Bell and Eastlink; and
•	Western Canada – Shaw and Telus.

Television

We compete with:

•	other Canadian multi-channel broadcast distribution undertakings (BDUs), including Bell, Shaw, and other satellite and IPTV providers;
•	over-the-top (OTT) video offerings through providers like Netflix, YouTube, Apple, Amazon Prime Video, Crave, Google, Disney+, and other channels streaming their own content; and
•

over-the-air local and regional broadcast television signals received directly through antennas, the illegal distribution of Canadian and international channels via video streaming boxes, and the illegal reception of US direct broadcast satellite services.

Phone

While Phone represents a small portion of our business, we compete with other telephony service providers, including:

•	Bell’s wireline phone service in Ontario, New Brunswick, and on the island of Newfoundland;
•

incumbent local exchange carrier (ILEC) local loop resellers and voice over IP (VoIP) service providers (such as Primus Telecommunications Canada Inc. and Comwave Networks Inc.), other VoIP-only service providers (such as Vonage and Skype), and other voice applications that use the Internet access services of ISPs (such as Facebook and WhatsApp); and

•	substitution of wireline for wireless products, including mobile phones and wireless home phone products.

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MEDIA

Competition in Sports Media and Entertainment includes other:

•	televised and online sports broadcasters;
•	Toronto professional teams, for attendance at Toronto Blue Jays games;
•	MLB teams, for Toronto Blue Jays players and fans;
•	local sporting and special event venues;
•	professional sports teams, for merchandise sales revenue; and
•	new digital sports media companies.

Television and Radio, both of which are focused on local and regional content, compete for audiences and advertisers with:

•	other Canadian television and radio stations, including those owned and operated by the CBC, Bell Media, and Corus Entertainment;
•	OTT video offerings through providers like Netflix, YouTube, Apple, Amazon Prime Video, Crave, Google, Disney+, and other channels streaming their own content;
•	OTT radio offerings, such as iHeartRadio, Apple Music, Spotify, Pandora, and Radioplayer Canada;
•	other media, including newspapers, magazines, and outdoor advertising; and
•	other technologies available on the Internet or through the cloud, such as social media platforms, online web information services, digital assistants, music downloading, and portable media players.

Today’s Shopping Choice competes with:

•	web-only e-commerce sites, including social commerce;
•	retail stores and their related e-commerce websites;
•	infomercials that sell products on television; and
•	other television channels, for channel placement, viewer attention, and loyalty.

Our digital media products compete for readership and advertisers with:

•	online information and entertainment websites and apps, including digital news services, streaming services, and content available via social networking services;
•	magazines, both digital and printed; and
•	other traditional media, such as TV and radio.

INDUSTRY TRENDS

The telecommunications industry in Canada is very capital intensive and highly regulated. Our reportable segments are affected by various overarching trends relating to changing technologies, consumer demands, economic conditions, and, in particular, regulatory developments, all of which could limit essential future investments in the Canadian marketplace. See “Risks and Uncertainties Affecting Our Business” and “Regulation In Our Industry” for more information. Below is a summary of the industry trends affecting our specific reportable segments.

WIRELESS TRENDS

The ongoing extensive investment made by Canadian wireless providers has created far-reaching and sophisticated wireless networks that have enabled consumers and businesses to utilize fast multimedia capabilities through wireless data services. Consumer demand for mobile devices, digital media, and on-demand content is pushing providers to build networks that can support the expanded use of applications, mobile video, messaging, and other wireless data. Mobile commerce continues to increase as more devices and platforms adopt secure technology to facilitate wireless transactions.

Wireless providers are investing in the next generation of broadband wireless data networks, such as Licensed Assisted Access and 5G technologies, to support the growing data demand and new products and applications.

In 2019, we were the first national carrier in Canada to launch unlimited data plans. Following Rogers, certain other wireless carriers in Canada have introduced new unlimited wireless data plans that are simpler for customers to understand, allow for increased consumer data usage, and eliminate overage fees that were being incurred on legacy plans. As at December 31, 2020, we had 2.5 million subscribers on our Rogers Infinite unlimited data plans. In January 2020, we were the first Canadian carrier to launch a 5G network and, in December 2020, the first Canadian carrier to begin rolling out a 5G standalone core network. Our 5G network is the largest 5G network in Canada, reaching more than 170 communities and 45% of the Canadian population.

To help make the cost of new wireless devices more affordable for consumers, Rogers and other Canadian wireless carriers have also introduced wireless device financing, whereby consumers can finance up to the full cost of the device over a 24-month term at 0% interest. We believe being able to finance devices over 24 months will reduce subscriber churn.

In addition to the wireless device financing plans now available, subscribers are increasingly bringing their own devices or keeping their existing devices longer and therefore may not enter into term contracts for wireless services. This may negatively impact subscriber churn, but may also create gross addition subscriber opportunities as a result of increased churn from other carriers. This trend may also negatively impact the monthly service fees charged to subscribers as they shop for plans that best meet their needs.

Wireless market penetration in Canada is approximately 92% of the population and is expected to continue growing, per the Bank of America Merrill Lynch October 2020 Global Wireless Matrix.

CABLE TRENDS

Technology advancement, non-traditional competitors, consumer behaviours, and regulatory developments are key areas influencing Cable. This market is very capital intensive, and a strong Internet offering is the backbone to effectively serving this market. Applications on the Internet are increasingly being used as a substitute for wireline telephone services, and televised content is increasingly available online. Downward television tier migration (cord shaving) and television cancellation with the intent of substitution (cord cutting) have been growing with increased adoption of OTT services. The Canadian Radio-television and Telecommunications Commission’s (CRTC) decision to lower wholesale Internet access rates may also adversely affect companies that offer wholesale Internet services (see “Regulation In Our Industry” for more information).

Cable and wireline companies are expanding their service offerings to include faster broadband Internet. Canadian companies, including Rogers, are increasingly offering download speeds of 1 Gbps or higher and Internet offerings with unlimited bandwidth.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Consumers are demanding faster-than-ever speeds for streaming online media, uploading personal content, and playing online video games, and for their ever-growing number of connected devices. In order to help facilitate these speeds, cable and wireline companies are shifting their networks towards higher speed and capacity DOCSIS 3.1 and fibre-to-the-home (FTTH) technologies. These technologies provide faster potential data communication speeds than earlier technologies, allowing both television and Internet signals to reach consumers more quickly in order to sustain reliable speeds to address the increasing number of Internet-capable devices.

COVID-19 has required many people to work or study from home simultaneously, further establishing the need for strong cable networks that are able to handle increased capacity than previously existed. Cable and wireline companies have needed to quickly add capacity and manage traffic to continue reliably supporting the needs of Canadians.

Our business customers use fibre-based access and cloud computing to capture and share information in more secure and accessible environments. This, combined with the rise of multimedia and Internet-based business applications, is driving exponential growth in data demand.

Businesses and all levels of government are transforming data centre infrastructure by moving toward virtual data storage and hosting. This is driving demand for more advanced network functionality, robust, scalable services, and supportive dynamic network infrastructure.

Canadian wireline companies are dismantling legacy networks and investing in next-generation platforms that combine voice, data, and video solutions onto a single distribution and access platform. As next-generation platforms become more popular, our competition will begin to include systems integrators and manufacturers.

Devices and machines are becoming more interconnected and there is more reliance on the Internet and other networks to facilitate updates and track usage.

Broadcast television technology continues to improve with 4K TV broadcasts and high dynamic range (HDR) for higher resolution and improved video image colour and saturation.

The CRTC Basic Telecommunications Services decision in 2016 established several criteria to improve Internet access for Canadian residents and businesses. As a result, the CRTC believes fixed broadband subscribers should have access to speeds of at least 50 Mbps download and 10 Mbps upload, and access to a service with an unlimited data allowance.

The CRTC has created a new code of conduct for Internet services, which came into effect on January 31, 2020, in order to establish guidelines for consumer interactions with their ISPs.

MEDIA TRENDS

Consumer viewing behaviours are continually evolving and the industry continues to adjust to these changes. Access to live sports and other premium content has become even more important for acquiring and retaining audiences that in turn attract advertisers and subscribers. Therefore, ownership of content and/or long-term agreements with content owners has also become increasingly important to media companies. Leagues, teams, networks, and new digital entrants are also experimenting with the delivery of live sports content through online, social, and virtual platforms, while non-traditional sports are also growing in mindshare.

Consumer demand for digital media, content on mobile devices, and on-demand content is increasing and media products, such as magazines, have experienced significant digital uptake, requiring industry players to increase their efforts in digital content and capabilities in order to compete. This trend is also causing advertisers to shift their spending from conventional TV and print publishing to digital platforms.

Competition has changed and traditional media assets in Canada are increasingly being controlled by a small number of competitors with significant scale and financial resources. Technology has allowed new entrants and even individuals to become media players in their own right.

Some of our competitors have become more vertically integrated across both traditional and emerging platforms. Relationships between providers and purchasers of content have become more complex. Global aggregators have also emerged and are competing for both content and viewers.

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Our Strategy, Key Performance Drivers, and Strategic Highlights

As part of our long-term vision to become number one, we set annual objectives to measure progress on our six strategic priorities and to address short-term opportunities and risks.

OUR STRATEGIC PRIORITIES

Our long-term vision builds on our many strengths, including our unique mix of technology and media assets. Our focus is clear: deliver best-in-class engagement, a best-in-class customer experience, and industry-leading shareholder value.

To achieve this vision, our strategic priorities are as follows:

•	Create best-in-class customer experiences by putting our customers first in everything we do;
•	Invest in our networks and technology to deliver leading performance, reliability, and coverage;
•	Drive growth in each of our lines of business;
•	Drive best-in-class financial outcomes for our shareholders;
•	Develop our people, drive engagement, and build a high-performing and inclusive culture; and
•	Be a strong, socially and environmentally responsible leader in our communities.

CREATE BEST-IN-CLASS CUSTOMER EXPERIENCES BY PUTTING OUR CUSTOMERS FIRST IN EVERYTHING WE DO

Everything starts and ends with our customers, so improving their experience is core to our strategy. We obsess over our customers’ end-to-end service experiences by listening carefully to the voices of our customers and our frontline. We will continue to focus on eliminating customer friction and being clear, simple, and fair for our customers while we evolve our channel strategy as consumer behaviours continue to change. We continue to build our digital and self-serve capabilities with expanded service channel options so our customers have reliable, consistent, and seamless experiences across our channels.

INVEST IN OUR NETWORKS AND TECHNOLOGY TO DELIVER LEADING PERFORMANCE, RELIABILITY AND COVERAGE

We believe that networks are the lifeblood of our business and world-class performance is critical to our future. Our plan is to deliver high-performing network services with a focus on core performance, reliability, and coverage. In Wireless, as we continue to roll out Canada’s first and largest 5G network and as our customers’ data demands keep growing, our investments to deliver the best wireless experience in Canada will remain critical. Our investments in our cable network will allow us to continue to improve Cable Internet performance and reliability. Additionally, expanding our network footprint and product reach will help us connect underserved communities and grow our customer base. Underpinning everything are our IT systems, which we continue to modernize, leveraging cloud and data capabilities.

DRIVE GROWTH IN EACH OF OUR LINES OF BUSINESS

Growth and innovation have always been a part of our DNA. We strive to deliver compelling content that our customers will love and innovative products, services, and solutions that make their lives easier and drive market growth. We will execute product roadmaps and leverage proven technologies and remarkable innovations from across the globe, making them more cost-effective for us. Our goal is to be a relevant and respected provider in each region of our country, and we will exploit opportunities to continue to grow in the various regions of Canada. In Media, we will diversify our digital and sports-related growth areas.

DRIVE BEST-IN-CLASS FINANCIAL OUTCOMES FOR OUR SHAREHOLDERS

The overarching goal of our strategy is to accelerate revenue growth in a sustainable way and to translate it into strong margins, profit, free cash flow, return on assets, and returns to shareholders. Our focus is on our core growth drivers with a strong capability in cost and productivity management to support future investments.

DEVELOP OUR PEOPLE, DRIVE ENGAGEMENT, AND BUILD A HIGH-PERFORMING AND INCLUSIVE CULTURE

Our people and our culture are the heart and soul of our success, and their passion for our customers and our company is remarkable. First and foremost, our priority is to ensure their safety and well-being. A high-performing and inclusive culture is integral to our success and that starts by investing in our team and their experience as employees. We are working to strengthen our employment brand so that Rogers remains a destination for top talent and reflects the rich diversity of our country. This means fostering an open, diverse, and inclusive workplace grounded in accountability and performance.

BE A STRONG, SOCIALLY AND ENVIRONMENTALLY RESPONSIBLE LEADER IN OUR COMMUNITIES

Giving back where we live and work is an important part of who we are. We strive to partner with communities and community groups across Canada to deepen our engagement and impact at the local level. We are also focused on growing in a socially and environmentally responsible fashion through an Environmental, Social, and Governance program, continuing to build our reputation as a great Canadian company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

2020 OBJECTIVES

For 2020, we set forth the following objectives related to our strategic priorities.

Strategic Priority	2020 Objectives

Create best-in-class customer experiences by putting our customers first in everything we do	Evolve our customer experience across all our channels; solve customer problems the first time they contact us; and invest in tools to create frictionless digital and frontline experiences

Invest in our networks and technology to deliver leading performance and reliability	Continue our cable and wireless network uplift programs; accelerate our network leadership in 5G and IoT; and deliver reliable systems and leverage emerging technologies

Deliver innovative solutions and compelling content that our customers will love	Drive a growth agenda in each of our lines of business; create capabilities to establish great partnerships; and challenge the core value propositions in each of our businesses

Drive profitable growth in all the markets we serve	Deliver on our 2020 financial commitments and execute on our cost management playbook

Develop our people and a high performance culture	Build our culture and reputation as a great Canadian company; attract diverse talent that builds our future workforce; and deliver a differentiated and rewarding employee experience

Be a strong, socially responsible leader in our communities across Canada	Grow our presence both locally and regionally; distinguish our community investment and social responsibility programs; and grow our business in key underserved markets across Canada

KEY PERFORMANCE DRIVERS AND 2020 STRATEGIC HIGHLIGHTS

COVID-19 continues to significantly impact Canadians and economies around the world as a second wave affects Canada and other locations globally. As a critical service provider during this time, it is of utmost importance to ensure our customers stay connected and that our customers and employees remain safe. This has not changed since the onset of the pandemic, when we quickly shifted priorities to keep our team members safe and customers connected.

In March 2020, we took swift action to protect our customers and employees during the pandemic, including temporarily closing the majority of our retail stores across Canada and enabling approximately 90% of our employees to work from home. We also took steps to ensure our customers could stay connected to the world around them, including temporarily providing free services (offering a rotating selection of premium television channels), waiving certain fees for a designated period of time (for example international roaming fees and long distance voice calling fees), and adding network capacity and managing traffic.

In 2020, we also implemented compensation- and health and safety-related programs to help our employees get through this challenging time, including supporting employees unable to work. As provinces relaxed certain public health restrictions, we reopened most of our retail stores throughout the fall, while implementing public health and safety measures. We also launched several community initiatives to support vulnerable Canadians, including partnerships with several organizations to provide digital lifelines to Canadians in need and a historic partnership with Food Banks Canada to support their largest ever food drive.

In the third quarter, live sports, which were suspended in March, resumed (although with no in-person attendance) and allowed our broadcast teams to provide coverage to Canadians despite continued restricted attendance at live sports events. As public health restrictions were lifted to certain extents across the country, we maintained our focus on keeping our employees safe and our customers connected during this time.

In late September, several Canadian provinces declared a second wave of COVID-19 had commenced and provinces have adjusted restrictions, including mandatory closures of certain types of businesses and introducing stricter limits on social gatherings. As an essential service, almost all our retail stores remained open to serve customers, even as lockdowns were reintroduced in certain areas in the fourth quarter. As the fourth quarter progressed, the second wave of COVID-19 accelerated, resulting in lower-than-normal consumer activity during key selling periods. While COVID-19 continues to have a significant worldwide impact, we remain confident we have the right team, a strong balance sheet, and world-class networks that will allow us to get through the pandemic having maintained our long-term focus on growth and doing the right thing for our customers.

The following achievements display the progress we made towards meeting our strategic priorities and the objectives we set along with them, as discussed above.

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CREATE BEST-IN-CLASS CUSTOMER EXPERIENCES BY PUTTING OUR CUSTOMERS FIRST IN EVERYTHING WE DO

•	Improved Wireless postpaid churn by 11 basis points to 1.00%.
•	Accelerated our digital-first plan and added self-serve options during COVID-19, with overall digital adoption up 6 points to 84% and virtual assistant conversations up over 130%.
•	Moved to 100% Canada-based customer care specialists and opened our Kelowna customer solution centre virtually.
•

Introduced an Ignite self-installation program, including a Drop & Go option, as a safe, easy, no-contact way for customers to install our Ignite Internet and Ignite TV services, with over 93% of customers easily installing their products themselves since the beginning of April.

•

Launched Blitzz, a remote visual assistance tool, with our technical support team to enable prompt virtual assistance and reduce the need to deploy field technicians for installation and service calls.

•	Launched Express Pickup, making us the only national carrier to give customers the convenience of ordering online and picking up in-store on the same day.
•	Launched WeFix, a new smartphone repair service at select retail locations allowing customers to get their devices repaired within hours.
•

Expanded Pro On-the-Go to cities across Canada, including Vancouver, Calgary, Edmonton, and Ottawa, a Canadian telecommunications exclusive that brings the store to the customer’s door, as soon as the same day, with free phone delivery and one-on-one expert setup support.

•

Expanded financing to device accessories to make the latest accessories affordable for Rogers customers, including AirPods, Google Nest products, cases, screen protectors, chargers, smart bulbs, and more.

•	Increased adoption of 5G-ready Rogers Infinite unlimited data plans to over 2.5 million subscribers, the largest unlimited customer base in Canada.
•	Grew adoption of Fido Data Overage Protection plans to two-thirds of Fido customers.
•	Launched chatr credit cards to help more Canadian residents build or rebuild their credit, facilitating participation in the digital economy.
•	Launched DAY PASS™, a daily payment option, and Top Up as a Guest, which allows customers to top up an account without signing in, on chatr, both new features focused on affordability and flexibility.
•

Supported customers with goodwill measures at the onset of COVID-19 by waiving pay-per-use international roaming fees in all available destinations until April 30, 2020 and long-distance voice calling fees across Canada until June 30, 2020.

•	Implemented flexible payment options for customers facing financial uncertainty as a result of COVID-19, with no account suspensions or disconnections for a designated period of time.
•

Appointed a Chief Customer Officer as a member of our Executive Leadership Team to strengthen the voice of our customers and frontline teams and launched Connecting with our Customers, where people leaders spend a day with frontline teams to strengthen their understanding of the customer experience and customer improvement processes.

INVEST IN OUR NETWORKS AND TECHNOLOGY TO DELIVER LEADING PERFORMANCE AND RELIABILITY

•	Launched and expanded Canada’s first and largest 5G network serving over 170 cities and towns.
•	Started rolling out Canada’s first 5G standalone core network in Montreal, Ottawa, Toronto, and Vancouver to be ready to support future devices and chipsets as they become available.
•

Awarded best wireless network in Canada for the second year in a row, in July, by umlaut, the global leader in mobile network benchmarking, and earned the number one spot in the Canada Wireless Network Quality Study by J.D. Power in the West and Ontario, in April.

•

Ranked fastest broadband Internet provider in Ontario and New Brunswick and Canada’s most consistent national wireless network and Internet provider in the fourth quarter, according to Ookla’s Speedtest results.

•

Evolved our 5G partner ecosystem and 5G research and development, including through the launch of Canada’s first 5G smart city in Kelowna in partnership with the University of British Columbia and the launch of the 5G Create Lab at Communitech to develop leading 5G solutions.

•	Became a founding member of the 5G Future Forum, which is focused on developing interoperable 5G standards across key geographic regions, including the Americas, Asia-Pacific, and Europe.
•

Strengthened our Advanced Services portfolio to help make it easier for businesses and governments to serve their customers and citizens, including with new IoT collaborations, and established the Rogers Internet of Things Chair with the University of Calgary to advance IoT research.

•

Expanded our cable network through the acquisition of Cable Cable Inc. and Ruralwave Inc., local telecommunications companies in the Ontario Kawartha Lakes region, and announced a partnership with Southwestern Integrated Fibre Technology (SWIFT) to bring services to underserved communities in the Regional Municipality of Waterloo and Dufferin, Norfolk, Oxford, and Simcoe counties in Ontario.

•	Started rolling out wireless home broadband Internet service to more than 100 communities in Southwestern Ontario as part of our commitment to expand connectivity to rural and remote areas.
•

Added capacity and managed traffic where needed to ensure customers stayed connected during COVID-19, with total traffic on our wireline networks up by over 50% during the first months of COVID-19 as more people started working from home.

•	Launched and added capacity for government 1-800 numbers to serve citizens during the public health crisis and enabled temporary COVID-19 health assessment centres.

DELIVER INNOVATIVE SOLUTIONS AND COMPELLING CONTENT THAT OUR CUSTOMERS WILL LOVE

•	Launched Ignite SmartStream, an entertainment add-on for Ignite Internet customers, to give customers access to their favourite streaming services in one place.
•	Launched an exclusive offer in Canada to provide the first six months free when signing up to Apple Music for customers on select Rogers Infinite plans, delivering more value to our customers.
•

Launched 14 new apps and subscription video on-demand services on Ignite TV and expanded free content on Ignite TV with the introduction of new apps, including Fun at Home and Health at Home, tubi, XITE, and zone-ify; launched access to

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Amazon Music so customers can listen to their favourite music, as well as thousands of playlists and stations.
•

Launched Rogers Smart Community™ in partnership with 1VALET to deliver a new platform that consolidates building and management activities into one seamless experience for multi-residential communities and condominiums.

•

Leveraged our media assets to advance inclusion and diversity, including a prime-time special Ending Racism: What Will it Take?, a new digital series LIVE: #Cityline Real on Race, and a new Sportsnet interview series Top of HER Game™.

•	Launched two new national daily newscasts in Arabic and Filipino on OMNI Television™ to reflect these communities and shed light on underreported topics and issues.
•

Brought gender equality in sports to the forefront with the first all-female broadcast team to call an NHL game, a week-long national programming campaign shining the spotlight on female sports game-changers, and partnered with Ryerson University on the Sportsnet Diversity & Gender Equity program.

•

Provided free access for our customers to a rotating selection of channels for a select period of time during COVID-19 and temporarily removed data usage caps for customers on limited home Internet plans so they could stream, surf, and connect during the initial phase of the pandemic.

•	Created original content and programming for Sportsnet viewers with the suspension of live sports during COVID-19.
•

Delivered industry-leading coverage with the return of live sports, with Sportsnet™ the most-watched sports media brand in Canada in 2020 and Sportsnet National the number-one Canadian network overall in primetime in August.

DRIVE PROFITABLE GROWTH IN ALL THE MARKETS WE SERVE

•	Expanded consolidated adjusted EBITDA margin by 90 basis points.
•	Attracted 245,000 net Wireless postpaid subscribers, 57,000 net Internet subscribers, and 218,000 net Ignite TV subscribers.
•	Generated free cash flow of $2,366 million, up 4%.

DEVELOP OUR PEOPLE AND A HIGH PERFORMANCE CULTURE

•	Achieved an all-time high employee engagement score of 87% in our annual employee survey, up two points from 2019 and seven points above best-in-class.
•	Achieved an all-time high score of 93% for employee pride in a company-wide pulse survey during the first months of COVID-19, six points above best-in-class.
•

Received Canada’s Top 100 Employers Award (2021) for the eighth year in a row, by Mediacorp Canada Inc., including Top Employers in the Greater Toronto Area (2021), Top Employers for Young People in Canada (2021), and Best Diversity Employers in Canada (2020).

•	Reclaimed certification for Canada’s Most Admired Corporate Cultures by Waterstone Human Capital in 2020.
•

Accelerated progress during COVID-19 on our plan to offer increased flexibility to our employees through work-from-home programs across the company, with 90% of employees currently working remotely, including approximately 7,000 customer solution specialists.

•	Delivered enhanced programs and employee communications to ensure employees were supported and informed during
COVID-19, with 83% of our teams reporting in our annual employee survey they felt supported on well-being & work-life balance during COVID-19.
•	Extended our employee virtual health care solution in partnership with Sun Life to give employees and their families quick access to health care professionals during COVID-19.
•

Launched a new five-year Inclusion and Diversity (I&D) Strategy with measurable targets, including representation goals for equity-seeking groups across the business, and held 85 I&D events and listening sessions through our Employee Resource Groups.

•

Launched For the Love of Work™, Made Possible by Rogers, a podcast that explores key themes at the heart of a winning employee experience, including resilience, inclusion and diversity, and values, to attract talent and build pride within our team; ranked top 5 in Careers Canada charts on Apple Podcasts from October to December.

BE A STRONG, SOCIALLY RESPONSIBLE LEADER IN OUR COMMUNITIES ACROSS CANADA

•

Partnered with Food Banks Canada (FBC) and Jays Care Foundation for Step Up to the Plate, the largest food hamper program in the organization’s history to distribute eight million meals for Canadian families; launched an awareness campaign across our media and digital assets to raise money for FBC to address acute food shortages during COVID-19; and donated more than one million meals through a corporate donation and employee contributions.

•	Launched the 60,000 Hours Challenge as part of The 60 Project to mark our 60th anniversary in 2020, with employee volunteers supporting over 200 organizations.
•

Announced a $10 million commitment over the next five years in free advertising and creative services to charities and small businesses that support Black, Indigenous and People of Colour (BIPOC) and equity-seeking communities by leveraging our sports and media assets as part of our I&D plan.

•	Raised approximately $1 million through the Hearts and Smiles campaign in support of The Frontline Fund to help Canada’s frontline health care workers during COVID-19.
•

Provided thousands of devices and free voice and data plans as digital lifelines to vulnerable Canadians to help them stay connected, in partnership with Women’s Shelters Canada, National Aboriginal Circle Against Family Violence, Big Brothers Big Sisters of Canada, Pflag Canada, LGBTQ2S+ organizations, seniors’ homes, hospitals, and youth organizations.

•

Provided advertising space across our media and digital assets to promote sheltersafe.ca for women escaping violence and abuse and provided financial support through our Fido brand to national organizations supporting LGBTQ2S+ people.

•	Launched the Team Rogers Community Draft to support families as children return to sport, with assistance toward league fees and access to mentorship.
•

Partnered with the Orange Shirt Society, in its efforts to expand Indigenous education across Canada and raise awareness on Indigenous reconciliation, with a specially designed t-shirt for Orange Shirt Day by Ojibwe artist Patrick Hunter sold on Today’s Shopping Choice and raising nearly $100,000, with all proceeds going to the society.

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•	Donated $1 million to the Jays Care Foundation to deliver programs to support 35,000 youth across Canada, including virtual summer camps for 10,000 marginalized youth.
•	Awarded scholarships, through the Ted Rogers Scholarship Fund, to over 400 young people to pursue post-secondary education, with an estimated 75% of community recipients from BIPOC.
•	Provided nearly $1 million in community grants for the 2019-2020 year to organizations across Canada that support youth and education.
•	Expanded our low-cost Internet program Connected for Success to reach over 250,000 households with 340 housing partners.

2021 OBJECTIVES

Strategic Priority	2021 Objectives

Create best-in-class customer experiences by putting our customers first in everything we do

Accelerate digital and self-serve adoption by building on momentum generated during COVID-19; reinvent experiences across all channels to optimize customer journeys; solve customer problems the first time, or even before, they contact us; and invest in tools, capabilities, and our team to create frictionless digital and frontline experiences.

Invest in our networks and technology to deliver leading performance, reliability, and coverage

Invest in our cable and wireless networks to deliver industry-leading connectivity to our customers; grow our leadership in 5G and reestablish leadership in IoT; expand our network footprint and product reach to connect underserved communities; and modernize our systems by leveraging cloud and data capabilities.

Drive growth in each of our lines of business

Enhance our marketing and sales capabilities to propel consistent and sustainable customer additions; grow our business in key regional markets across Canada; create products, services, and content that customers will love; and anchor our Media strategy in sports and diversify into digital and sports-related growth areas.

Drive best-in-class financial outcomes for our shareholders	Improve financial performance and drive cost and productivity improvements across Rogers.

Develop our people, drive engagement, and build a high-performing and inclusive culture

Ensure the safety and well-being of our employees and evolve our ways of working; build a culture of inclusion for our team members, customers, and communities; and attract top and diverse talent and develop our team as we build our future workforce.

Be a strong, socially and environmentally responsible leader in our communities

Partner with communities across Canada to deepen engagement and increase impact; grow our presence in a sustainable and environmentally responsible manner; and build our culture and reputation as a great Canadian company.

FINANCIAL AND OPERATING GUIDANCE

Historically, we have provided consolidated annual guidance ranges for selected financial metrics on a basis consistent with the annual plans approved by the Board.

2020 FINANCIAL GUIDANCE

In April 2020, due to the uncertainty surrounding the duration and potential outcomes of COVID-19, we withdrew the financial guidance originally issued on January 22, 2020. The impact on our operations and our financial results for the year was material. Although COVID-19 has adversely impacted total service revenue and adjusted EBITDA in the short-term, we generated strong free cash flow, which will continue to remain a priority for us. See “Risks and Uncertainties Affecting Our Business” and “About Forward-Looking Information” for more information on COVID-19, including the impacts it has had and may have on our business and the actions we are taking in response.

2021 FULL-YEAR CONSOLIDATED GUIDANCE

Due to the continued uncertainty surrounding the duration and potential outcomes of COVID-19, we are unable at this time to predict the future overall impact on our operations and financial results, but the impact in 2020 was material and could remain material in 2021. It is difficult at this time to reliably estimate our financial results for full-year 2021. We will therefore not provide a financial outlook for 2021 unless and until such a time as we can make a reasonable estimate of our financial results for 2021. See “Risks and Uncertainties Affecting Our Business” and “About Forward-Looking Information” for more information on COVID-19, including the impacts it has had and may have on our business and the actions we are taking in response.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Capability to Deliver Results

LEADING NETWORKS

WIRELESS

Rogers has one of the most extensive and advanced wireless networks in Canada, which:

•	is the only national network in Canada fully owned by a single carrier;
•	was the first LTE high-speed network in Canada, reaching 96% of the Canadian population as at December 31, 2020 on our LTE network alone;
•	was the first 5G network in Canada, reaching 45% of the Canadian population as at December 31, 2020 on our 5G network alone;
•	is supported by voice and data roaming agreements with domestic and international carriers in more than 200 destinations, including a growing number of LTE roaming operators; and
•	includes network sharing arrangements with two regional wireless operators that operate in urban and rural parts of Canada.

We are continuously enhancing our IP service infrastructure for all our wireless services. Advances in technology have transformed the ways in which our customers interact and use the variety of tools available to them in their personal and professional lives. Technology has also changed the way businesses operate.

We are augmenting our existing LTE network with 4.5G technology investments that are designed to migrate to a 5G environment. In 2019, we increased our 5G-related trials across key applications and multiple frequencies in preparation for the launch of our 5G network in January 2020. A number of future investments will be required to successfully operate and maintain our 5G network, including but not limited to:

•	refarming spectrum currently used for 2G and 3G to LTE and for 5G;
•	densifying our wireless network with additional macro and small cells in key markets; and
•	purchasing incremental 5G-ready radio network equipment with lower unit and operational costs, and the ability to aggregate more radio carriers and achieve greater spectral efficiency.

In early 2020, we launched our 5G network commercially in downtown Vancouver, Toronto, Ottawa, and Montreal and now reach over 170 communities. We also became the exclusive Canadian member of the global 5G Future Forum, a first-of-its-kind 5G and mobile edge computing forum that includes Verizon, Vodafone, Telstra, KT, and América Móvil.

Our 5G network uses a combination of the 2500 MHz, AWS, and 600 MHz spectrum bands, and is also aggregated with the LTE spectrum bands. 600 MHz spectrum is best suited to carry wireless data across long distances and through dense urban buildings, creating more consistent and higher-quality coverage in both remote and urban areas and in smart cities. We have deployed dynamic spectrum sharing, which allows our existing spectrum supporting 4G to also be used for 5G networks. In the future, we will deploy 3.5 GHz spectrum for 5G to add additional capacity to the network.

Significant spectrum position

Our wireless services are supported by our significant wireless spectrum licence holdings in low-band, mid-band, and high-band frequency ranges. As part of our network strategy, we expect to continue making significant capital investments in spectrum to:

•	support the rapidly growing usage of broadband wireless data services;
•	support the expansion and maintenance of our 5G network; and
•	introduce new innovative network-enabled features and functionality.

Our spectrum holdings as at December 31, 2020 include:

Type of spectrum	Rogers licences	Who the licences support

600 MHz	20 to 40 MHz across Canada, covering 100% of the Canadian population.	5G subscribers.

700 MHz	24 MHz in Canada’s major geographic markets, covering 95% of the Canadian population.	4G / 4.5G LTE subscribers; future 5G subscribers.

850 MHz	25 MHz across Canada.	2G GSM, 3.5G HSPA+, 4G / 4.5G LTE subscribers; future 5G subscribers.

1900 MHz	60 MHz in all areas of Canada except 40 MHz in northern Quebec, 50 MHz in southern Ontario, and 40 MHz in the Yukon, Northwest Territories, and Nunavut.	2G GSM, 3.5G HSPA+, 4G / 4.5G LTE subscribers; future 5G subscribers.

AWS 1700/2100 MHz	40 MHz in British Columbia and Alberta, 30 MHz in southern Ontario, an additional 10 MHz in the Greater Toronto Area, and 20 MHz in the rest of Canada.	4G / 4.5G LTE subscribers; 5G subscribers.

2500 MHz

40 MHz FDD across the majority of Canada except 20 MHz in parts of Quebec and no holdings in Nunavet and the Northwest Territories. Rogers also holds an additional 25 MHz TDD in key population areas in Quebec, Ontario, and British Columbia.

4G, 4.5G LTE, and 5G subscribers.

3500 MHz	Between 20 MHz and 30 MHz across the majority of the Canadian population.	Fixed wireless subscribers; future 5G fixed and mobile broadband subscribers.

38     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

We also have access to additional spectrum through the following network sharing agreements:

Type of spectrum	Type of network venture	Who it supports

2300 MHz

Orion Wireless Partnership (Orion) is a joint operation with Bell in which Rogers holds a 50% interest. Orion holds licences for 30 MHz of FDD 2300 MHz spectrum (of which 20 MHz is usable), previously held by Inukshuk Wireless Partnership, primarily in eastern Canada, including certain population centres in southern and eastern Ontario, southern Quebec, and smaller holdings in New Brunswick, Manitoba, Alberta, and British Columbia. The Orion fixed wireless LTE national network utilizes the jointly held 2300 MHz bands.

5G subscribers.

850 MHz, 1900 MHz AWS spectrum, 700 MHz, 2500 MHz TDD

Two network-sharing arrangements to enhance coverage and network capabilities:

• with Bell MTS, which covers 98% of the population across Manitoba; and

• with Videotron to provide HSPA and LTE services across the province of Quebec and Ottawa.

3.5G / 4G HSPA+, 4G LTE, 5G subscribers. 4G LTE subscribers.

CABLE

Our expansive inter-city and intra-city fibre and hybrid fibre-coaxial (HFC) infrastructure delivers services to consumers and businesses in Ontario, New Brunswick, and on the island of Newfoundland. We also operate a transcontinental, facilities-based fibre-optic network with 80,000 kilometres of fibre optic cable that is used to service business customers, including government and other telecommunications service providers. We also use our extensive fibre network for backhaul for wireless cell site traffic. In Canada, the network extends coast-to-coast and includes local and regional fibre, transmission electronics and systems, hubs, points of presence, and IP routing and switching infrastructure. The network also extends to the US from Vancouver south to Seattle; from the Manitoba-Minnesota border through Minneapolis, Milwaukee, and Chicago; from Toronto through Buffalo; and from Montreal through Albany to New York City and Ashburn, allowing us to connect Canada’s largest markets, while also reaching key US markets for the exchange of data and voice traffic.

The network is structured to optimize performance and reliability and to allow for the simultaneous delivery of video, voice, and Internet over a single platform. It is generally constructed in rings that interconnect with distribution hubs, providing redundancy to minimize disruptions that can result from fibre cuts and other events.

Homes and commercial buildings are connected to our network through HFC nodes or FTTH. We connect the HFC node to the network using fibre optic cable and the home to the node using coaxial cable or fibre. Using 860 MHz and 750 MHz of cable spectrum in Ontario and Atlantic Canada, respectively, we deliver video, voice, and broadband services to our customers. HFC node segmentation reduces the number of homes passed per HFC node, thereby increasing the bandwidth and capacity per subscriber.

We continually upgrade the network to improve capacity, enhance performance and reliability, reduce operating costs, and introduce new features and functionality. Our investments are focused on:

•

uplifting our HFC network to 1.2 GHz (and, over time, 1.8 GHz) while at the same time improving network performance, quality, and reliability by deploying digital fibre optics, removing radio frequency amplifiers, and reducing homes passed per node to an average of 60;

•

increasing capacity per subscriber by enabling the 1.2 GHz of spectrum with additional DOCSIS 3.1 downstream and upstream capacity and deploying DOCSIS 4.0 that, over time, are expected to support downstream speeds up to 10 gigabits per second (Gbps);

•	improving video signal compression by moving to more advanced video protocols;
•	improving channel and on-demand capacity through switched digital video; and
•	increasing the FTTH footprint by connecting more homes, multiple dwelling unit buildings, and business premises directly to fibre.

Broadband Internet service is provided using a DOCSIS CCAP 3.0/3.1 platform, which combines multiple radio frequency channels onto one access point at the customer premise, delivering exceptional performance. Over the last 20 years, HFC node segmentation, along with DTV spectrum repurposing and evolution from DOCSIS 1.0 to DOCSIS 3.1, has increased downstream and upstream capacity by approximately 1,000 and 200 times, respectively. This track record of investing in our networks and demonstrating the capability to cost-effectively deploy best-in-class service is one of our key strategies for ensuring that we stay competitive with other service providers that provide Internet service into homes and businesses over copper facilities. By the end of 2016, 100% of our cable network had been upgraded to DOCSIS CCAP technology supporting DOCSIS 3.1 and Ignite Gigabit Internet.

We have been deploying 1 GHz fibre-to-the-curb (FTTC) in new development areas and transitioning to FTTH since 2005. In 2018, we began upgrading our HFC network to a mix of 1.2 GHz FTTC and FTTH. FTTC provides the foundation for subsequent generations of DOCSIS, including Remote PHY and DOCSIS 4.0, which will improve high-speed Internet accessibility, quality, and tier speed attainability, while increasing the capacity of our HFC network. Rogers FTTH is based on gigabit passive optical network (GPON) technology that can support symmetrical downstream/upstream speeds up to 10 Gbps per node in select neighbourhoods.

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     39

MANAGEMENT’S DISCUSSION AND ANALYSIS

We continue to invest in and improve our cable network services; for example, with technology to support gigabit Internet speeds, Ignite TV, Rogers 4K TV, our 4K PVR set-top box, and a significant commitment to live broadcasting in 4K, including regular season Toronto Blue Jays home games for 2021 and numerous NHL and NBA games.

Voice-over-cable telephony services are also served using the DOCSIS network. Our offerings ensure a high quality of service by including geographic redundancy and network backup powering. Our phone service includes a rich set of features, such as TV Call Display (available on our NextBox™ set-top boxes), three-way calling, and advanced voicemail features that allow customers to be notified of, and listen to, their home voicemail on their wireless phone or over the Internet.

We own and operate some of the most advanced networks and data centres in Canada. We leverage our national fibre, cable, and wireless networks and data centre infrastructure to enable businesses to deliver greater value to their customers through proactive network monitoring and problem resolution with enterprise-level reliability, security, and performance. Our primary and secondary Network Operation Centres proactively monitor Rogers’ networks to mitigate the risk of service interruptions and to allow for rapid responses to any outages.

Our data centres provide guaranteed uptime and expertise in collocation, cloud, and managed services solutions. We own and operate 9 state-of-the-art, highly reliable, certified data centres across Canada, including:

•	Canada’s first Tier III Design and Construction certified multi-tenant facility in Toronto;
•	Alberta’s first Tier III certified data centre; and
•	a third Tier III certified data centre in Ottawa.

POWERFUL BRANDS

The Rogers brand has strong national recognition through our:

•	established networks;
•	extensive distribution;
•	recognizable media content and programming;
•	advertising;
•	event and venue sponsorships;
•	community investment, including the Ted Rogers Scholarship Fund; and
•	naming rights to some of Canada’s landmark buildings.

We also own or utilize some of Canada’s most recognized brands, including:

•	the wireless brands of Rogers, Fido, and chatr;
•	the residential brands of Rogers and Fido;
•	23 TV stations and specialty channels, including Sportsnet, Omni, Citytv, FX (Canada), and FXX (Canada);
•	55 radio stations, including 98.1 CHFI™, 680 NEWS™, Sportsnet The FAN™, KiSS™, JACK FM™, and SONiC™;
•	major league sports teams, including the Toronto Blue Jays, and teams owned by MLSE, such as the Toronto Maple Leafs, the Toronto Raptors, Toronto FC, and the Toronto Argonauts;
•	an exclusive 12-year agreement with the NHL, which runs through the 2025-2026 season, that allows us to deliver coverage of professional hockey in Canada; and
•	Today’s Shopping Choice, a premium online and TV shopping retailer.

WIDESPREAD PRODUCT DISTRIBUTION

WIRELESS

We have an extensive national distribution network and offer our wireless products nationally through multiple channels, including:

•	company-owned Rogers, Fido, and chatr retail stores;
•	customer self-serve using rogers.com, fido.ca, chatrwireless.com, and e-commerce sites;
•	an extensive independent dealer network;
•	major retail chains and convenience stores;
•	other distribution channels, such as WOW! mobile boutique, as well as Wireless Wave and TBooth Wireless through our ownership interest in Glentel;
•	our contact centres;
•	outbound telemarketing; and
•	Rogers Pro On-the-Go, a personalized retail service that delivers and sets up new wireless devices to the customer’s location of choice within the service area.

CABLE

We distribute our residential cable products using various channels, including:

•	company-owned Rogers and Fido retail stores;
•	customer self-serve using rogers.com and fido.ca;
•	our contact centres, outbound telemarketing, and door-to-door agents; and
•	major retail chains.

Our sales team and third-party retailers sell services to the business, public sector, and carrier wholesale markets. An extensive network of third-party channel distributors deals with IT integrators, consultants, local service providers, and other indirect sales relationships. This diverse approach gives greater breadth of coverage and allows for strong sales growth for next-generation services.

FIRST-CLASS MEDIA CONTENT

We deliver highly sought-after sports content enhanced by the following initiatives:

•

an exclusive 12-year agreement with the NHL, which runs through the 2025-2026 season, that allows us to deliver coverage of professional hockey in Canada across television, smartphones, tablets, and the Internet;

•	exclusive broadcasting and distribution rights of the Toronto Blue Jays in Canada through our ownership of the team;
•	NHL LIVE, an online OTT destination for NHL action on any screen;
•	Sportsnet NOW, Canada’s first OTT sports service, offering 24/7 access to Sportsnet’s TV content;
•	Sportsnet NOW+, which offers access to additional content, such as additional NHL and NBA games, the Bundesliga, Premiership Rugby, and the IndyCar Series;
•	the MLB Network, a 24-hour network dedicated to baseball, brought to Canada on Rogers television services;
•	an 8-year, multi-platform broadcast rights agreement with MLB Properties and MLB Advanced Media to show live and in-progress games and highlights within Canada through November 2021; and
•	a 10-year, multi-platform agreement that runs through August 2024, which makes Rogers the exclusive wholesaler and Canadian distributor of World Wrestling Entertainment’s (WWE) flagship programming.

40     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

CUSTOMER EXPERIENCE

We are committed to providing our customers with the best experience possible. To do this, we have invested in several areas to make it easier and more convenient for customers to interact with us, such as:

•	live customer support handled by customer solution specialists located entirely within Canada;
•	an innovative Integrated Voice Response (IVR) system that can take calls in four languages, including English, French, Mandarin, and Cantonese;
•

voice authentication technology across all of our contact centres that automatically identifies our registered customers by their voice, increasing security and protecting customers from potential fraud;

•	self-serve options, including:
•	the ability for Fido and Rogers customers to complete price plan changes and hardware upgrades online;
•

a simplified login, allowing Fido customers to log in to their accounts online or through the Fido MyAccount app using their Facebook login credentials, eliminating the need to remember multiple login credentials and making self-service easier to access;

•	the ability for customers to install their Internet and TV products at their convenience, without the need for a technician visiting their residence; and
•	Rogers EnRoute™, a tool that gives customers the ability to track on their phone when a technician will arrive for an installation or service call;
•	customer care available over Facebook Messenger, Twitter, and online chat through our websites;
•	Rogers Infinite unlimited data plans with no overage charges;
•	24-month, $0 down, interest-free wireless device financing on Rogers Infinite plans and through our Fido Payment Program;
•

Rogers Pro On-the-Go, a personalized retail service whereby within hours of ordering a new wireless device, a connected solutions professional will meet a customer at their time and location of choice (within the service area) and set up their device based on their preferences;

•	Ignite WiFi Hub for all Ignite TV customers to give them ultimate control over their WiFi experience;
•	Family Data Manager, a data manager tool, and Data Top Ups, both of which allow Wireless customers to manage and customize their data usage in real-time through MyRogers;
•	Fido 5 Extra Hours, which grant Fido Pulse customers an additional five hours of data, per billing cycle, at no extra charge;
•

Fido XTRA, a program that gives Fido postpaid Wireless and Internet customers free access to new perks every Thursday, such as deals and giveaways from leading brands on food, drinks, apparel, entertainment, and more;

•	a simple online bill, making it easier for customers to read and understand their monthly charges;
•	Roam Like Home and Fido Roam, worry-free wireless roaming allowing Canadians to use their wireless plan like they do at home when traveling to included destinations;
•	DAY PASS™, a flexible daily payment option for chatr customers;
•	Top Up as a Guest, which allows chatr customers to top up an account without signing in; and
•	customer self-install for Internet, TV, home phone, smart home monitoring, and Ignite SmartStream services.

ENGAGED PEOPLE

For our team of approximately 23,500 employees, we strive to create a great workplace, focusing on all aspects of the employee experience, which include:

•	engaging employees and building high-performing teams through initiatives including engagement surveys and leadership development programs;
•	aiming to attract and retain top talent through effective training and development, performance-driven employee recognition programs, and career progression programs for front-line employees;
•	maintaining our commitment to diversity and inclusion; and
•	providing a safe, collaborative, and agile workplace that provides employees the tools and training to be successful.

FINANCIAL STRENGTH AND FLEXIBILITY

We have an investment-grade balance sheet, conservative debt leverage, and substantial available liquidity of $5.7 billion as at December 31, 2020. Our capital resources consist primarily of cash balances, cash provided by operating activities, available lines of credit, funds available under our receivables securitization program, issuances of US dollar-denominated commercial paper (US CP) under our US CP program, and long-term debt. We also owned approximately $1,535 million of marketable equity securities in publicly traded companies as at December 31, 2020.

The following information is forward-looking and should be read in conjunction with “About Forward-Looking Information”, “Financial and Operating Guidance”, “Risks and Uncertainties Affecting Our Business”, and our other disclosures about various economic, competitive, and regulatory assumptions, factors, and risks that could cause our actual future financial and operating results to differ from those currently expected.

We expect that we will have sufficient capital resources to satisfy our anticipated cash funding requirements in 2021, including the funding of dividends on our common shares, repayment of maturing short-term borrowings and long-term debt, and other financing and investing activities. This takes into account our opening cash balance, cash provided by operating activities, and funds available to us under credit facilities, our receivables securitization program, our US CP program, and other bank, publicly issued, or private placement debt from time to time. As at December 31, 2020, there were no significant restrictions on the flow of funds between RCI and its subsidiary companies.

We believe we can satisfy foreseeable additional funding requirements by issuing additional financing, which, depending on market conditions, could include restructuring our existing bank credit and letter of credit facilities, entering into new bank credit facilities, issuing public or private long-term or short-term debt, amending the terms of our receivables securitization or US CP programs, or issuing equity. We may also opportunistically refinance a portion of existing debt depending on market conditions and other factors. There is no assurance, however, that these financing initiatives will or can be done as they become necessary.

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     41

MANAGEMENT’S DISCUSSION AND ANALYSIS

WIDESPREAD SHAREHOLDER BASE AND DIVIDENDS

RCI’s Class B Non-Voting common shares (Class B Non-Voting Shares) are widely held and actively trade on the TSX and the NYSE with a combined average daily trading volume of approximately 1.7 million shares in 2020. In addition, RCI’s Class A Voting common shares (Class A Shares) trade on the TSX. At the discretion of the Board, we pay an equal dividend on both classes of shares. In 2020, each share paid an annualized dividend of $2.00.

42     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

2020 Financial Results

See “Accounting Policies” in this MD&A and the notes to our 2020 Audited Consolidated Financial Statements for important accounting policies and estimates as they relate to the following discussion.

We use several key performance indicators to measure our performance against our strategy and the results of our peers and competitors. Many of these are not defined terms under IFRS and should not be considered alternative measures to net income or any other financial measure of performance under IFRS. See “Key Performance Indicators” and “Non-GAAP Measures and Related Performance Measures” for more information.

SUMMARY OF CONSOLIDATED RESULTS

	Years ended December 31
(In millions of dollars, except margins and per share amounts)	2020	2019	% Chg
Revenue
Wireless	8,530	9,250	(8)
Cable	3,946	3,954	–
Media	1,606	2,072	(22)
Corporate items and intercompany eliminations	(166)	(203)	(18)
Revenue	13,916	15,073	(8)
Total service revenue [1]	11,955	12,965	(8)
Adjusted EBITDA [2]
Wireless	4,067	4,345	(6)
Cable	1,935	1,919	1
Media	51	140	(64)
Corporate items and intercompany eliminations	(196)	(192)	2
Adjusted EBITDA [2]	5,857	6,212	(6)
Adjusted EBITDA margin [2]	42.1%	41.2%	0.9 pts

Net income	1,592	2,043	(22)
Basic earnings per share	$3.15	$3.99	(21)
Diluted earnings per share	$3.13	$3.97	(21)

Adjusted net income [2]	1,725	2,135	(19)
Adjusted basic earnings per share [2]	$3.42	$4.17	(18)
Adjusted diluted earnings per share [2]	$3.40	$4.15	(18)

Capital expenditures	2,312	2,807	(18)
Cash provided by operating activities	4,321	4,526	(5)
Free cash flow [2]	2,366	2,278	4
[1]	As defined. See “Key Performance Indicators”.
[2]

Adjusted EBITDA, adjusted net income, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures and Related Performance Measures” for information about these measures, including how we calculate them and the ratios in which they are used.

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     43

MANAGEMENT’S DISCUSSION AND ANALYSIS

KEY CHANGES IN FINANCIAL RESULTS THIS YEAR COMPARED TO 2019

REVENUE

Wireless service revenue decreased this year as a result of lower roaming revenue due to global travel restrictions during COVID-19 and lower overage revenue as a result of the continued adoption of our Rogers Infinite unlimited data plans.

Cable revenue was in line with 2019.

Media revenue decreased this year as a result of lower sports-related revenues, including at the Toronto Blue Jays, due to the impact of COVID-19, the suspension of major sports leagues from mid-March until the third quarter, and the postponed start of the 2020-2021 NHL and NBA seasons, which traditionally start early in the fourth quarter, as well as lower advertising revenue related to softness in the advertising market, partially offset by higher revenues at Today’s Shopping Choice™.

ADJUSTED EBITDA

Wireless adjusted EBITDA decreased this year primarily as a result of the decrease in service revenue as discussed above, partially offset by the shift to device financing, which has significantly improved the Wireless equipment margin, and various cost efficiencies and productivity initiatives. This gave rise to a margin of 47.7%, up 70 basis points from last year.

Cable adjusted EBITDA increased this year as a result of various cost efficiencies, which led to a margin of 49.0%, up 50 basis points from last year.

Media adjusted EBITDA decreased this year primarily as a result of decreased revenue as discussed above, partially offset by lower sports-related costs due to the suspension of major sports leagues from mid-March until the third quarter and the postponed start of the 2020-2021 NHL and NBA seasons, which led to a margin of 3.2%, down 360 basis points from last year.

NET INCOME AND ADJUSTED NET INCOME

Net income and adjusted net income both decreased this year primarily as a result of lower adjusted EBITDA.

44     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

WIRELESS

ROGERS IS CANADA’S LARGEST PROVIDER OF WIRELESS COMMUNICATIONS SERVICES

As at December 31, 2020, we had:

•	approximately 10.9 million subscribers; and
•	approximately 31% subscriber and revenue share of the Canadian wireless market.

WIRELESS FINANCIAL RESULTS

	Years ended December 31

(In millions of dollars, except margins)	2020	2019	% Chg

Revenue
Service revenue	6,579	7,156	(8)
Equipment revenue	1,951	2,094	(7)

Revenue	8,530	9,250	(8)

Operating expenses
Cost of equipment	1,932	2,231	(13)
Other operating expenses	2,531	2,674	(5)

Operating expenses	4,463	4,905	(9)

Adjusted EBITDA	4,067	4,345	(6)

Adjusted EBITDA service margin [1]	61.8%	60.7%	1.1 pts

Adjusted EBITDA margin [2]	47.7%	47.0%	0.7 pts
Capital expenditures	1,100	1,320	(17)

[1]	Calculated using service revenue.
[2]	Calculated using total revenue.

WIRELESS SUBSCRIBER RESULTS 1

(In thousands, except churn, blended ABPU, and blended ARPU)	Years ended December 31
	2020	2019	Chg

Postpaid
Gross additions	1,381	1,566	(185)
Net additions	245	334	(89)
Total postpaid subscribers [2]	9,683	9,438	245
Churn (monthly)	1.00%	1.11%	(0.11 pts )
Prepaid
Gross additions	550	773	(223)
Net losses	(142)	(97)	(45)
Total prepaid subscribers [2]	1,260	1,402	(142)
Churn (monthly)	4.38%	4.86%	(0.48 pts )
Blended ABPU (monthly)	$63.24	$66.23	($2.99)
Blended ARPU (monthly)	$50.75	$55.49	($4.74)

[1]	Subscriber counts, subscriber churn, blended ABPU, and blended ARPU are key performance indicators. See “Key Performance Indicators”.
[2]	As at end of period.

REVENUE

Our revenue depends on the size of our subscriber base, the revenue per user, the revenue from the sale of wireless devices, and other equipment revenue.

Service revenue

Service revenue includes revenue derived from voice and data services from:

•	postpaid and prepaid monthly fees;
•	data usage;
•	airtime;
•	long distance charges;
•	essential services charges;
•	inbound and outbound roaming charges; and
•	certain other fees and charges.

The 8% decrease in service revenue this year was a result of:

•	lower roaming revenue, due to global travel restrictions during COVID-19; and
•	a decrease in overage revenue as a result of strong customer adoption of our Rogers Infinite unlimited data plans and lower wireless data usage as customers spent more time at home on WiFi.

The 5% decrease in blended ABPU was primarily a result of the declines in roaming and overage revenue, partially offset by an ongoing shift in subscribers financing new, higher-value device purchases.

We believe the decreases in gross and net additions to our postpaid subscriber base this year were a result of the impacts of COVID-19, with store closures and overall lower market activity by Canadians.

Equipment revenue

Equipment revenue includes revenue from sales to subscribers through fulfillment by Wireless’ customer service groups, websites, telesales, corporate stores, and independent dealers, agents, and retailers.

The 7% decrease in equipment revenue this year was a result of:

•	lower gross additions due to COVID-19; and
•	lower device upgrades by existing customers; partially offset by
•	the shift in product mix towards higher-value devices; and
•	disciplined promotional activity during key selling periods.

OPERATING EXPENSES

We record operating expenses in two categories:

•	the cost of wireless devices and equipment; and
•	all other expenses involved in day-to-day operations, to service existing subscriber relationships, and to attract new subscribers.

The 13% decrease in the cost of equipment this year was a result of the same factors discussed in equipment revenue above. The shift to customers financing their device purchases is reflected in the improvements in our equipment margin.

The 5% decrease in other operating expenses this year was a result of:

•	lower roaming costs due to COVID-19 travel restrictions; and
•	various cost efficiencies and productivity initiatives; partially offset by
•	higher bad debt expense due to the adverse change in economic conditions during COVID-19.

ADJUSTED EBITDA

The 6% decrease in adjusted EBITDA this year was a result of the revenue and expense changes discussed above.

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     45

MANAGEMENT’S DISCUSSION AND ANALYSIS

CABLE

ONE OF CANADA’S LEADING PROVIDERS OF HIGH-SPEED INTERNET, CABLE TELEVISION, AND PHONE SERVICES

As at December 31, 2020, we had:

•	approximately 2.6 million high-speed Internet subscribers;
•	approximately 0.5 million Ignite TV subscribers; and
•	a network passing approximately 4.6 million homes in Ontario, New Brunswick, and on the island of Newfoundland.

CABLE FINANCIAL RESULTS

	Years ended December 31

(In millions of dollars, except margins)	2020	2019	% Chg
Revenue
Service revenue	3,936	3,940	–
Equipment revenue	10	14	(29)

Revenue	3,946	3,954	–
Operating expenses	2,011	2,035	(1)
Adjusted EBITDA	1,935	1,919	1
Adjusted EBITDA margin	49.0%	48.5%	0.5 pts
Capital expenditures	940	1,153	(18)

CABLE SUBSCRIBER RESULTS 1

(In thousands, except ARPA and penetration)	Years ended December 31
	2020	2019	Chg
Internet
Net additions	57	104	(47)
Total Internet subscribers [2,3,4]	2,598	2,534	64
Ignite TV
Net additions	218	284	(66)
Total Ignite TV subscribers [2]	544	326	218
Homes passed [2]	4,578	4,472	106
Customer relationships
Net additions	12	21	(9)
Total customer relationships [2,3,4]	2,530	2,510	20
ARPA (monthly)	$130.70	$131.71	($1.01)
Penetration [2]	55.3%	56.1%	(0.8 pts )

[1]	Subscriber counts are key performance indicators. See “Key Performance Indicators”.
[2]	As at end of period.
[3]

On September 30, 2020, we acquired approximately 2,000 Internet subscribers and customer relationships as a result of our acquisition of Ruralwave Inc., which are not included in net additions, but do appear in the ending total balance for December 31, 2020.

[4]

On October 1, 2020, we acquired approximately 5,000 Internet subscribers and 6,000 customer relationships as a result of our acquisition of Cable Cable Inc., which are not included in net additions, but do appear in the ending total balance for December 31, 2020.

REVENUE

Service revenue

Service revenue includes revenue derived from:

•	monthly subscription and additional use service revenue from residential, small business, enterprise, public sector, and wholesale Internet access subscribers;
•	monthly service revenue from our smart home monitoring products; and
•	modem and other equipment rental fees.
•	IPTV and digital cable services, such as:
•	basic service fees;
•	tier service fees;
•	access fees for use of channel capacity by third parties; and
•	premium and specialty service subscription fees, including pay-per-view service fees and video-on-demand service fees; and
•	rentals of television set-top boxes.
•	monthly service fees;
•	calling features, such as voicemail, call waiting, and caller ID; and
•	long distance calling.

Cable service revenue was in line with 2019 as a result of:

•	declines in our legacy television and home phone subscriber bases; offset by
•	the movement of Internet customers from our legacy Internet to our Ignite Internet offerings and service pricing changes and discipline; and
•	the increase in total customer relationships over the past year, due to growth in our Internet and Ignite TV subscriber bases.

Equipment revenue

Equipment revenue includes revenue generated from the sale of television set-top boxes, Internet modems and other equipment, and smart home monitoring equipment. The decrease in equipment revenue this year was a result of lower installation activity due to COVID-19.

OPERATING EXPENSES

We record Cable operating expenses in three categories:

•	the cost of programming;
•	the cost of equipment revenue (television set-top boxes, Internet modem and other equipment, and smart home monitoring equipment); and
•	all other expenses involved in day-to-day operations, to service and retain existing subscriber relationships, and to attract new subscribers.

The 1% decrease in operating expenses this year was a result of:

•	lower costs associated with fewer subscriber additions and increased self-installation; and
•	various cost efficiencies and productivity initiatives.

ADJUSTED EBITDA

The 1% increase in adjusted EBITDA this year was a result of the revenue and expense changes described above.

46     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

MEDIA

DIVERSIFIED CANADIAN MEDIA COMPANY

We have a broad portfolio of media properties, which most significantly includes:

•	sports media and entertainment, such as Sportsnet and the Toronto Blue Jays;
•	our exclusive national 12-year NHL Agreement, which runs through the 2025-2026 season;
•	category-leading television and radio broadcasting properties;
•	multi-platform televised and online shopping; and
•	digital media.

MEDIA FINANCIAL RESULTS

	Years ended December 31
(In millions of dollars, except margins)	2020	2019	% Chg

Revenue	1,606	2,072	(22)
Operating expenses	1,555	1,932	(20)

Adjusted EBITDA	51	140	(64)

Adjusted EBITDA margin	3.2%	6.8%	(3.6 pts )
Capital expenditures	79	102	(23)

Our Media results this year have been significantly affected by COVID-19 and reflect the suspension of all major sports leagues from mid-March until the beginning of the third quarter and the subsequent postponed start of the 2020-2021 NHL and NBA seasons which traditionally start early in the fourth quarter.

REVENUE

Media revenue is earned from:

•	advertising sales across its television, radio, and digital media properties;
•	subscriptions to televised and OTT products;
•	ticket sales, fund redistribution and other distributions from MLB, and concession sales; and
•	retail product sales.

The 22% decrease in revenue this year was a result of:

•	lower sports-related revenue as a result of COVID-19, including:
•	lower game-day revenue at the Toronto Blue Jays as fan attendance was prohibited during COVID-19;
•	the suspension of all major sports leagues from mid-March until the third quarter; and
•	the delayed start of the 2020-2021 NHL and NBA seasons; and
•	lower advertising revenue as a result of softness in the advertising market.

OPERATING EXPENSES

We record Media operating expenses in four primary categories:

•	the cost of broadcast content, including sports programming and production;
•	Toronto Blue Jays player compensation;
•	the cost of retail products sold; and
•	all other expenses involved in day-to-day operations.

The 20% decrease in operating expenses this year was a result of:

•	lower sports-related costs as a result of COVID-19, including:
•	lower programming and production costs as a result of the delayed start of the 2020-2021 NHL and NBA seasons; and
•	Toronto Blue Jays player payroll and game-day costs as a result of the shortened season; and
•	lower general operating costs as a result of reduced operating activity and other cost efficiencies.

ADJUSTED EBITDA

The 64% decrease in adjusted EBITDA this year was a result of the revenue and expense changes described above.

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     47

MANAGEMENT’S DISCUSSION AND ANALYSIS

CAPITAL EXPENDITURES

Capital expenditures include costs associated with acquiring property, plant and equipment and placing it into service. The telecommunications business requires extensive and continual investments, including investment in new technologies and the expansion of capacity and geographical reach. Expenditures related to the acquisition of spectrum licences and additions to right-of-use assets are not included in capital expenditures and do not factor into the calculation of free cash flow or capital intensity. See “Managing Our Liquidity and Financial Resources”, “Key Performance Indicators”, and “Non-GAAP Measures and Related Performance Measures” for more information.

Capital expenditures are significant and have a material impact on our cash flows; therefore, our management teams focus on planning, funding, and managing them. We believe this measure best reflects our cost of property, plant and equipment in a given period and is a simpler measure for comparing between periods.

(In millions of dollars, except capital intensity)	Years ended December 31
	2020	2019	% Chg
Wireless	1,100	1,320	(17)
Cable	940	1,153	(18)
Media	79	102	(23)
Corporate	193	232	(17)

Capital expenditures [1]	2,312	2,807	(18)

Capital intensity [2]	16.6%	18.6%	(2.0 pts )

[1]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.
[2]	As defined. See “Key Performance Indicators”.

Consolidated capital expenditures have declined by 18% this year. Most of this decline has been a result of fewer residential installations, deferrals of projects that have been delayed as a result of the pandemic, and lower costs associated with the introduction of self-install in our Cable business, and other overall efficiencies as evidenced by our improving capital intensity ratios. Despite the overall decline, we continue to prioritize capital spending to support our long-term strategy, including expansion of our 5G network and our Connected Home roadmap.

WIRELESS

Capital expenditures in Wireless this year, while lower than in 2019, reflect continued investments in our networks. We continued augmenting our existing LTE network with 4.5G technology investments that are also 5G-ready and we continued to work on our 5G deployments in the 600 MHz band and other bands as we have deployed our 5G network in more than 170 cities and towns.

CABLE

The decrease in capital expenditures in Cable this year was a result of lower residential installation activity during COVID-19 and lower purchases of customer premise equipment. While we continue to work towards our ongoing goal of recognizing capital efficiencies and improving our capital intensity, we have prioritized our capital expenditures through continued upgrades to our network infrastructure with additional fibre deployments, including increasing our fibre-to-the-home and fibre-to-the-curb distribution. These upgrades will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more reliable customer experience as we progress in our Connected Home roadmap.

MEDIA

The decrease in capital expenditures this year was primarily a result of lower stadium and facility investments at the Toronto Blue Jays, partially offset by an increase in IT and broadcast infrastructure expenditures.

CORPORATE

The decrease in corporate capital expenditures this year was a result of lower investments in our real estate facilities, partially offset by higher IT infrastructure expenditures.

CAPITAL INTENSITY

Capital intensity decreased this year as a result of lower capital expenditures, resulting from capital cost efficiencies, partially offset by lower revenue, as discussed above.

48     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

REVIEW OF CONSOLIDATED PERFORMANCE

This section discusses our net income and other expenses that do not form part of the segment discussions above.

	Years ended December 31

(In millions of dollars)	2020	2019	% Chg

Adjusted EBITDA [1]	5,857	6,212	(6)
Deduct (add):
Depreciation and amortization	2,618	2,488	5
Restructuring, acquisition and other	185	139	33
Finance costs	881	840	5
Other expense (income)	1	(10)	n/m
Income tax expense	580	712	(19)

Net income	1,592	2,043	(22)

n/m - not meaningful

[1]

Adjusted EBITDA is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures and Related Performance Measures” for information about this measure, including how we calculate it.

ADJUSTED EBITDA

See “Key Changes in Financial Results This Year Compared to 2019” for a discussion of the increase in adjusted EBITDA this year.

DEPRECIATION AND AMORTIZATION

	Years ended December 31

(In millions of dollars)	2020	2019	% Chg

Depreciation of property, plant and equipment	2,390	2,297	4

Depreciation of right-of-use assets	217	175	24
Amortization	11	16	(31)

Total depreciation and amortization	2,618	2,488	5

Total depreciation and amortization increased this year, despite lower capital expenditures in 2020, primarily as a result of the cumulative impact of increasing capital expenditures and additions to right-of-use assets over the past several years. See “Capital Expenditures” for more information.

RESTRUCTURING, ACQUISITION AND OTHER

During the year ended December 31, 2020, we incurred $185 million (2019 – $139 million) in restructuring, acquisition and other expenses. In 2020, these costs were primarily incremental, temporary employee compensation and other costs incurred in response to COVID-19 as well as severance costs associated with the targeted restructuring of our employee base. In 2019, these costs were primarily severance costs associated with the targeted restructuring of our employee base and contract termination and other costs.

FINANCE COSTS

	Years ended December 31

(In millions of dollars)	2020	2019	% Chg

Interest on borrowings [1]	780	746	5
Interest on lease liabilities	70	61	15
Interest on post-employment benefits liability	13	11	18
Loss on repayment of long-term debt	–	19	(100)
Loss (gain) on foreign exchange	107	(79)	n/m
Change in fair value of derivative instruments	(97)	80	n/m

Capitalized interest	(19)	(19)	–
Other	27	21	29

Total finance costs	881	840	5

[1]	Interest on borrowings includes interest on short-term borrowings and on long-term debt.

The 5% increase in finance costs this year was primarily a result of higher interest on borrowings, caused by:

•	higher outstanding debt as a result of our debt issuances over the past year; partially offset by
•	a lower weighted average cost of borrowing on our outstanding debt.

Loss on repayment of long-term debt

In 2019, we recognized a $19 million loss on repayment of long-term debt, reflecting the payment of redemption premiums associated with our redemption of $900 million of 4.7% senior notes in November 2019 that were otherwise due in September 2020.

Foreign exchange and change in fair value of derivative instruments

We recognized $107 million in net foreign exchange losses in 2020 (2019 – $79 million in net gains). These losses and gains were primarily attributed to our US dollar-denominated commercial paper (US CP) program borrowings.

These foreign exchange losses (2019 – gains) were substantially offset by the $97 million gain related to the change in fair value of derivatives (2019 – $80 million loss) that was primarily attributed to the debt derivatives, which were not designated as hedges for accounting purposes, we used to offset the foreign exchange risk related to these US dollar-denominated borrowings.

See “Managing Our Liquidity and Financial Resources” for more information about our debt and related finance costs.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

INCOME TAX EXPENSE

Below is a summary of the difference between income tax expense computed by applying the statutory income tax rate to income before income tax expense and the actual income tax expense for the year.

	Years ended December 31

(In millions of dollars, except tax rates)	2020	2019

Statutory income tax rate	26.6%	26.7%
Income before income tax expense	2,172	2,755

Computed income tax expense	578	736
Increase (decrease) in income tax expense resulting from:
Non-deductible portion of equity losses	10	7
Income tax adjustment, legislative tax change	(3)	(23)
Non-taxable portion of capital gains	–	(2)
Other items	(5)	(6)

Total income tax expense	580	712

Effective income tax rate	26.7%	25.8%
Cash income taxes paid	418	400

Our effective income tax rate this year was 26.7% compared to 25.8% for 2019. The effective income tax rate for 2020 approximated the statutory income tax rate.

Cash income taxes paid increased this year primarily as a result of the timing of installment payments. Our transition to a device financing business model results in earlier recognition of equipment revenue for income tax purposes. As a result, we expect a further approximately $300 million increase in our 2021 cash income tax, mostly within the first quarter, reflecting our final 2020 tax installment.

NET INCOME

Net income was 22% lower than last year. See “Key Changes in Financial Results This Year Compared to 2019” for more information.

(In millions of dollars, except per share amounts)	Years ended December 31
	2020	2019	% Chg

Net income	1,592	2,043	(22)
Basic earnings per share	$3.15	$3.99	(21)
Diluted earnings per share	$3.13	$3.97	(21)

ADJUSTED NET INCOME

Adjusted net income was 19% lower compared to 2019, primarily as a result of lower adjusted EBITDA, higher depreciation and amortization, and higher finance costs.

(In millions of dollars, except per share amounts)	Years ended December 31
	2020	2019	% Chg

Adjusted EBITDA [1]	5,857	6,212	(6)
Deduct (add):
Depreciation and amortization	2,618	2,488	5
Finance costs [2]	881	821	7
Other expense (income)	1	(10)	n/m
Income tax expense [3]	632	778	(19)

Adjusted net income [1]	1,725	2,135	(19)

Adjusted basic earnings per share [1]	$3.42	$4.17	(18)
Adjusted diluted earnings per share [1]	$3.40	$4.15	(18)

[1]

Adjusted EBITDA, adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered as substitutes or alternatives for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures and Related Performance Measures” for information about these measures, including how we calculate them.

[2]	Finance costs above exclude a $19 million loss on repayment of long-term debt for the year ended December 31, 2019.
[3]

Income tax expense above excludes a $49 million recovery (2019 – $43 million recovery) for the year ended December 31, 2020 related to the income tax impact for adjusted items. Income tax expense also excludes a $3 million recovery as a result of legislative tax changes for the year ended December 31, 2020 (2019 – $23 million).

EMPLOYEES

Employee salaries and benefits represent a material portion of our expenses. As at December 31, 2020, we had approximately 23,500 employees (2019 – 25,300) across all of our operating groups, including shared services and the corporate office. Total salaries and benefits for full-time and part-time employees in 2020 were $1,847 million (2019 – $2,005 million).

50     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

2019 FULL-YEAR RESULTS COMPARED TO 2018

	Years ended December 31

(In millions of dollars, except margins)	2019 [1]	2018 [1]	% Chg
Revenue
Wireless	9,250	9,200	1
Cable	3,954	3,932	1
Media	2,072	2,168	(4)
Corporate items and intercompany eliminations [2]	(203)	(204)	–

Revenue	15,073	15,096	–
Total service revenue [2]	12,965	12,974	–

Adjusted EBITDA [3]
Wireless	4,345	4,090	6
Cable	1,919	1,874	2
Media	140	196	(29)
Corporate items and intercompany eliminations	(192)	(177)	8

Adjusted EBITDA [3]	6,212	5,983	4
Adjusted EBITDA margin [3]	41.2%	39.6%	1.6 pts

Net income	2,043	2,059	(1)
Adjusted net income [3]	2,135	2,241	(5)

[1]

Effective January 1, 2019, we adopted IFRS 16, with the ongoing impacts of this standard included in our results prospectively from that date. Our 2018 results have not been restated for the effects of IFRS 16. See “Accounting Policies”.

[2]	As defined. See “Key Performance Indicators”.
[3]

Adjusted EBITDA, adjusted EBITDA margin, and adjusted net income are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures and Related Performance Measures” for information about these measures, including how we calculate them.

Revenue

Consolidated revenue remained stable in 2019, driven by revenue growth of 1% in Wireless and Cable offset by a 4% decline in Media.

Wireless revenue increased as a result of continuing to monetize the increasing demand for data in the first half of the year along with a disciplined approach around subscriber base management. This increase was partially offset by a decrease in overage revenue (as a result of the faster-than-expected subscriber adoption of our new Rogers Infinite unlimited data plans) and an elevated competitive market environment in the second half of 2019.

Cable revenue increased by 1% as the increase in Internet revenue from the general movement of customers to higher speed and usage tiers of our Internet offerings was partially offset by the decrease in legacy Television subscribers and the impact of Phone pricing packages.

Media revenue decreased by 4% as a result of the sale of our publishing business during the year and lower revenue at the Toronto Blue Jays, primarily due to a distribution from Major League Baseball in 2018, partially offset by higher Sportsnet and Today’s Shopping Choice revenue. Excluding the impact of the sale of our publishing business and the distribution from Major League Baseball last year, Media revenue would have increased by 1% this year.

Adjusted EBITDA

Consolidated adjusted EBITDA increased in 2019 to $6,212 million, reflecting increases in Wireless and Cable. Wireless adjusted EBITDA increased 6% as a result of the impact of adopting IFRS 16, which contributed approximately 4% of the overall growth, and various cost efficiencies and productivity initiatives. Cable adjusted EBITDA increased by 2% in 2019 as a result of strong Internet revenue growth and various cost efficiencies. Media adjusted EBITDA decreased 29% primarily as a result of the decrease in revenue as discussed above.

Net income and adjusted net income

Net income and adjusted net income both decreased in 2019 primarily as a result of higher depreciation and amortization and higher finance costs, partially offset by higher adjusted EBITDA. Net income decreased to $2,043 million in 2019 from $2,059 million in 2018 and adjusted net income decreased to $2,135 million in 2019 from $2,241 million in 2018.

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     51

MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY RESULTS

Below is a summary of our quarterly consolidated financial results and key performance indicators for 2020 and 2019.

QUARTERLY CONSOLIDATED FINANCIAL SUMMARY

	2020					2019

(In millions of dollars, except per share amounts)	Full Year	Q4	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1

Revenue
Wireless	8,530	2,291	2,228	1,934	2,077	9,250	2,493	2,324	2,244	2,189
Cable	3,946	1,019	988	966	973	3,954	987	994	997	976
Media	1,606	409	489	296	412	2,072	530	483	591	468
Corporate items and intercompany eliminations	(166)	(39)	(40)	(41)	(46)	(203)	(58)	(47)	(52)	(46)

Total revenue	13,916	3,680	3,665	3,155	3,416	15,073	3,952	3,754	3,780	3,587
Total service revenue [1]	11,955	3,023	3,086	2,797	3,049	12,965	3,244	3,233	3,345	3,143
Adjusted EBITDA
Wireless	4,067	1,034	1,089	918	1,026	4,345	1,064	1,138	1,128	1,015
Cable	1,935	520	508	454	453	1,919	497	499	478	445
Media	51	82	89	(35)	(85)	140	22	130	72	(84)
Corporate items and intercompany eliminations	(196)	(46)	(48)	(43)	(59)	(192)	(53)	(55)	(43)	(41)

Adjusted EBITDA [2]	5,857	1,590	1,638	1,294	1,335	6,212	1,530	1,712	1,635	1,335
Deduct (add):
Depreciation and amortization	2,618	666	663	650	639	2,488	638	627	614	609
Restructuring, acquisition and other	185	73	49	42	21	139	38	42	39	20
Finance costs	881	228	219	214	220	840	230	215	206	189
Other expense (income)	1	2	6	7	(14)	(10)	(12)	16	(1)	(13)

Net income before income tax expense	2,172	621	701	381	469	2,755	636	812	777	530
Income tax expense	580	172	189	102	117	712	168	219	186	139

Net income	1,592	449	512	279	352	2,043	468	593	591	391

Earnings per share:
Basic	$3.15	$0.89	$1.01	$0.55	$0.70	$3.99	$0.92	$1.16	$1.15	$0.76
Diluted	$3.13	$0.89	$1.01	$0.54	$0.68	$3.97	$0.92	$1.14	$1.15	$0.76
Net income	1,592	449	512	279	352	2,043	468	593	591	391
Add (deduct):
Restructuring, acquisition and other	185	73	49	42	21	139	38	42	39	20
Loss on repayment of long-term debt	–	–	–	–	–	19	19	–	–	–
Income tax impact of above items	(49)	(19)	(13)	(11)	(6)	(43)	(14)	(13)	(10)	(6)
Income tax adjustment, legislative tax change	(3)	(3)	–	–	–	(23)	–	–	(23)	–

Adjusted net income [2]	1,725	500	548	310	367	2,135	511	622	597	405

Adjusted earnings per share [2]:
Basic	$3.42	$0.99	$1.09	$0.61	$0.73	$4.17	$1.00	$1.22	$1.17	$0.79
Diluted	$3.40	$0.99	$1.08	$0.60	$0.71	$4.15	$1.00	$1.19	$1.16	$0.78
Capital expenditures	2,312	656	504	559	593	2,807	791	657	742	617
Cash provided by operating activities	4,321	947	986	1,429	959	4,526	1,166	1,305	1,057	998
Free cash flow [2]	2,366	568	868	468	462	2,278	497	767	609	405

[1]	As defined. See “Key Performance Indicators”.
[2]

Adjusted EBITDA, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered as substitutes or alternatives for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures and Related Performance Measures” for information about these measures, including how we calculate them.

52     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

FOURTH QUARTER 2020 RESULTS

Results commentary in “Fourth Quarter 2020 Results” compares the fourth quarter of 2020 with the fourth quarter of 2019.

Revenue

Total revenue decreased by 7% in the fourth quarter, largely driven by an 8% decrease in Wireless service revenue.

The Wireless service revenue decrease was mainly a result of lower roaming revenue due to global travel restrictions during COVID-19, and lower overage revenue, primarily as a result of the continued adoption of our Rogers Infinite unlimited data plans. Wireless equipment revenue decreased as a result of a lower gross additions and lower device upgrades by existing subscribers during COVID-19.

Cable revenue increased by 3% in the fourth quarter as a result of the movement of Internet customers from our legacy Internet to our Ignite Internet offerings and service pricing changes and discipline.

Media revenue decreased by 23% in the fourth quarter, primarily as a result of the postponement of the start of the 2020-2021 NHL and NBA seasons, which traditionally start early in the fourth quarter, and softness in the advertising market due to COVID-19, partially offset by higher revenue at Today’s Shopping Choice.

Adjusted EBITDA and margins

In the fourth quarter, consolidated adjusted EBITDA increased by 4% and our adjusted EBITDA margin expanded by 450 basis points.

Wireless adjusted EBITDA decreased by 3%, primarily as a result of the flow-through impact of the aforementioned decrease in revenue, partially offset by the shift to device financing, which has significantly improved our Wireless equipment margin, and various cost efficiencies. This gave rise to an adjusted EBITDA service margin of 63.2%, an improvement of 370 basis points from last year.

Cable adjusted EBITDA increased by 5% in the fourth quarter, primarily as a result of higher service revenue, as discussed above. This gave rise to a margin of 51.0%, up 60 basis points from last year.

Media adjusted EBITDA increased by $60 million, in the fourth quarter, primarily due to lower programming and production costs associated with the delayed start of major sports leagues relative to our maintained subscriber revenues and lower general operating costs as a result of reduced operating activity and cost efficiencies, partially offset by lower revenue, as discussed above. This gave rise to a margin of 20.0%.

Net income and adjusted net income

Net income and adjusted net income both decreased in the fourth quarter by 4% and 2%, respectively, primarily as a result of higher depreciation and amortization, partially offset by higher adjusted EBITDA.

QUARTERLY TRENDS AND SEASONALITY

Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses.

COVID-19 has significantly affected our operating results in 2020 in addition to the typical seasonal fluctuations in our business that are described below. In Wireless, the decline in customer travel due to global travel restrictions resulted in lower roaming revenue. Most notably in Media, major professional sports leagues:

•

postponed their 2019-20 seasons between March and July 2020 and recommenced with contracted seasons from July to September 2020, causing sports-related revenue and expenses, such as programming rights amortization, to be recognized later in the year than is typical; and

•

postponed the start of the 2020-21 NBA and NHL seasons to late December 2020 and early January 2021, causing sports-related revenue and expenses that are typically recognized in the fourth quarter to not be recognized at that point.

We expect COVID-19 will continue to affect our operating results in 2021 and there is continued uncertainty surrounding the duration and potential outcomes of COVID-19.

Fluctuations in net income from quarter to quarter can also be attributed to losses on the repayment of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, other income and expenses, impairment of assets, and changes in income tax expense.

Wireless

Trends affecting both Wireless revenue and adjusted EBITDA reflect:

•	the growing number of wireless subscribers;
•	greater usage of wireless data;
•

higher wireless equipment revenue as more consumers shift to financing higher-value devices, along with ongoing disciplined promotional activity, which is contributing to improving equipment margin; and

•	decreasing postpaid churn, which we believe is beginning to reflect the realization of our enhanced customer service efforts; partially offset by
•	lower overage revenue as customers continue to adopt our unlimited data plans.

Additional trends affecting Wireless adjusted EBITDA reflect higher costs related to the increasing number of subscribers.

We continue to target organic growth in higher-value postpaid subscribers, reflected in the increasing proportion of postpaid subscribers relative to prepaid subscribers. Prepaid plans are evolving to have properties similar to those of traditional postpaid plans. We believe this evolution provides consumers with greater choice of subscribing to a postpaid or prepaid service plan. Growth in our customer base over time has resulted in higher costs for customer service, retention, credit, and collection; however, most of the cost increases have been offset by gains in operating efficiencies.

Wireless operating results are influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions and related subsidies, resulting in higher

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     53

MANAGEMENT’S DISCUSSION AND ANALYSIS

subscriber acquisition- and activation-related expenses, typically in the third and fourth quarters. Conversely, periods with higher activity may adversely impact subscriber churn metrics as a result of heightened competitive activity. The third and fourth quarters typically experience higher volumes of activity as a result of “back to school” and holiday season-related consumer behaviour. Aggressive promotional offers are often advertised during these periods and also contribute to the impact on subscriber metrics. In contrast, we typically see lower subscriber additions in the first quarter of the year.

The launch of popular new wireless device models can also affect the level of subscriber activity. Highly anticipated device launches typically occur in the fall season of each year. Wireless roaming revenue is dependent on customer travel volumes and timing, which is affected by the foreign exchange rate of the Canadian dollar and general economic conditions.

Cable

Trends affecting Cable service revenue primarily reflect:

•	higher Internet subscription fees as customers increasingly upgrade to higher-tier speed plans, including those with unlimited usage;
•	customers adopting Ignite TV;
•	general service pricing increases; and
•	the shift of business customers from lower-margin, off-net legacy long distance and data services to higher-margin, next-generation services and data centre businesses; partially offset by
•	competitive losses of legacy Television and Phone subscribers;
•	Television subscribers downgrading their service plans; and
•	lower additional usage of our products and services as service plans are increasingly bundling more features, such as unlimited usage or a greater number of TV channels.

Trends affecting Cable adjusted EBITDA primarily reflect:

•	higher Internet operating margins, as a result of the shift from conventional Television to Internet services; and
•	the shift to a self-install model for most of our Cable products; partially offset by
•	higher premium supplier fees in Television as a result of bundling more value-added offerings into our Cable products.

Cable’s operating results are affected by modest seasonal fluctuations in subscriber additions and disconnections, typically caused by:

•

university and college students who live in residence moving out early in the second quarter and canceling their service as well as students moving in late in the third quarter and signing up for cable service;

•	individuals temporarily suspending service for extended vacations or seasonal relocations; and
•	the focused marketing we generally conduct in our fourth quarter.

Cable operating results are also influenced by trends in cord shaving and cord cutting, which has resulted in fewer subscribers watching traditional cable television, as well as a lower number of Television subscribers. In addition, trends in the use of wireless products and Internet or social media as substitutes for traditional home phone products have resulted in fewer Phone subscribers.

Cable results from our business customers do not generally have any unique seasonal aspects.

Media

Trends affecting Media revenue and adjusted EBITDA are generally the result of:

•	fluctuations in advertising and consumer market conditions;
•	subscriber rate increases;
•	higher sports and rights costs, including increases as we move further along in our NHL Agreement;
•	general cord shaving and cord cutting by television subscribers regardless of service provider; and
•	continual investment in primetime and specialty programming relating to both our broadcast networks (such as Citytv) and our specialty channels (such as FX (Canada)).

Seasonal fluctuations relate to:

•

periods of increased consumer activity and their impact on advertising and related retail cycles, which tend to be most active in the fourth quarter due to holiday spending and slower in the first quarter;

•	the MLB season, where:
•	games played are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year);
•

revenue related to game day ticket sales, merchandise sales, and advertising are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year), with postseason games commanding a premium in advertising revenue and additional revenue from game day ticket sales and merchandise sales, if and when the Toronto Blue Jays play in the postseason; and

•	programming and production costs and player payroll are expensed based on the number of games aired or played, as applicable; and
•	the NHL season, where:
•

regular season games are concentrated in the fall and winter months (generally the first and fourth quarters of the year) and playoff games are concentrated in the spring months (generally the second quarter of the year). We expect a correlation between the quality of revenue and earnings and the extent of Canadian teams’ presence during the playoffs;

•	programming and production costs are expensed based on the timing of when the rights are aired or are expected to be consumed; and
•	advertising revenue and programming expenses are concentrated in the fall, winter, and spring months, with playoff games commanding a premium in advertising revenue.

Other expenses

Depreciation and amortization has been trending upward over the past several years as a result of an increase in our general depreciable asset base, related significantly to the ongoing expansions of our wireless and cable networks. This is a direct result of increasing capital expenditures in previous years as we worked to upgrade our wireless network and roll out Ignite TV, Ignite Gigabit Internet, and 4K TV to our Cable footprint. We expect future depreciation and amortization to align with ongoing capital expenditures and additions to right-of-use assets.

54     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

OVERVIEW OF FINANCIAL POSITION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31
(In millions of dollars)	2020	2019	$ Chg	% Chg	Explanation of significant changes
Assets
Current assets:
Cash and cash equivalents	2,484	494	1,990	n/m	See “Managing our Liquidity and Financial Resources”.
Accounts receivable [1]	2,856	2,376	480	20	Primarily reflects the increase in financing receivables and business seasonality.
Inventories	479	460	19	4	n/m
Current portion of contract assets	533	1,234	(701)	(57)	Reflects our transition of consumer offerings to device financing agreements.
Other current assets [1]	516	452	64	14	n/m
Current portion of derivative instruments	61	101	(40)	(40)	Primarily reflects changes in market values of our equity derivatives as a result of the decrease in the share price of Class B Non-Voting Shares.

Total current assets	6,929	5,117	1,812	35
Property, plant and equipment	14,018	13,934	84	1	n/m
Intangible assets	8,926	8,905	21	–	n/m
Investments	2,536	2,830	(294)	(10)	Primarily reflects fair value decreases for certain publicly traded investments.
Derivative instruments	1,378	1,478	(100)	(7)	Primarily reflects changes in market values of certain debt derivatives as a result of changes in the Canadian and US interest rate environments and the appreciation of the Cdn$ relative to the US$.
Financing receivables [1]	748	76	672	n/m	Reflects an increase as a result of strong adoption of device and accessory financing plans.
Other long-term assets [1]	346	756	(410)	(54)	Reflects a decrease in contract assets as we transition our consumer offerings to device financing agreements.
Goodwill	3,973	3,923	50	1	n/m
Total assets	38,854	37,019	1,835	5

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	1,221	2,238	(1,017)	(45)	Reflects a decrease in borrowings under our US CP program.
Accounts payable and accrued liabilities	2,714	3,033	(319)	(11)	Reflects reduced spending due to the effects of COVID-19.
Income tax payable	344	48	296	n/m	Reflects the excess of current income tax expense over tax installments paid.
Other current liabilities [1]	243	191	52	27	Primarily reflects changes in market values of certain expenditure derivatives as a result of the appreciation of the Cdn$ relative to the US$.
Contract liabilities	336	224	112	50	Primarily reflects an increase in contract liabilities related to device financing contracts.
Current portion of long-term debt	1,450	–	1,450	–	Reflects the reclassification to current of our $1,450 million senior notes due March 2021.
Current portion of lease liabilities	278	230	48	21	Reflects liabilities related to new leases entered.

Total current liabilities	6,586	5,964	622	10
Provisions	42	36	6	17	n/m
Long-term debt	16,751	15,967	784	5

Reflects the issuance of $1.5 billion of senior notes due March 2027, the issuance of US$750 million of senior notes due March 2022, partially offset by the changes as a result of the appreciation of the Cdn$ relative to the US$ and the reclassification to current of our $1,450 million senior notes.

Lease liabilities	1,557	1,495	62	4	Reflects liabilities related to new leases entered.
Other long-term liabilities [1]	1,149	704	445	63

Primarily reflects changes in market values of certain debt derivatives as a result of changes in the Canadian and US interest rate environment and the appreciation of the Cdn$ relatives to the US$. Also reflects an increase in our net pension liability.

Deferred tax liabilities	3,196	3,437	(241)	(7)	Primarily reflects a decrease in temporary differences between the accounting and tax bases for certain assets and liabilities.

Total liabilities	29,281	27,603	1,678	6
Shareholders’ equity	9,573	9,416	157	2	Reflects changes in retained earnings and equity reserves.

Total liabilities and shareholders’ equity	38,854	37,019	1,835	5

[1]

As a result of the growth of our financing receivable program and the ways in which we manage our business, effective this quarter and retroactively, we have reclassified certain balances. Current financing receivables have been reclassified from “other current assets” to “accounts receivable”, “financing receivables” have been separately disclosed and reclassified from “other long-term assets”, and the long-term portion of “contract assets” have been reclassified to “other long-term assets”. Derivative instrument liabilities have been reclassified to “other current liabilities” and “other long-term liabilities”, as applicable.

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     55

MANAGEMENT’S DISCUSSION AND ANALYSIS

Managing Our Liquidity and Financial Resources

SOURCES AND USES OF CASH

OPERATING, INVESTING, AND FINANCING ACTIVITIES

	Years ended December 31

(In millions of dollars)	2020	2019

Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	5,880	6,167

Change in net operating assets and liabilities	(333)	(462)

Income taxes paid	(418)	(400)

Interest paid	(808)	(779)

Cash provided by operating activities	4,321	4,526

Investing activities:

Capital expenditures	(2,312)	(2,807)

Additions to program rights	(57)	(60)

Changes in non-cash working capital related to capital expenditures and intangible assets	(37)	(35)

Acquisitions and other strategic transactions, net of cash acquired	(103)	(1,731)

Other	(49)	21

Cash used in investing activities	(2,558)	(4,612)

Financing activities:

Net (repayment of) proceeds received on short-term borrowings	(1,146)	30

Net issuance of long-term debt	2,540	2,184

Net proceeds (payments) on settlement of debt derivatives and forward contracts	80	(121)

Transaction costs incurred	(23)	(61)

Principal payments of lease liabilities	(213)	(167)

Repurchase of Class B Non-Voting Shares	–	(655)

Dividends paid	(1,011)	(1,016)

Other	–	(19)

Cash provided by financing activities	227	175

Change in cash and cash equivalents	1,990	89

Cash and cash equivalents, beginning of year	494	405

Cash and cash equivalents, end of year	2,484	494

OPERATING ACTIVITIES

The decrease in cash provided by operating activities this year was a result of lower adjusted EBITDA, partially offset by lower investment in net operating assets and liabilities.

INVESTING ACTIVITIES

Capital expenditures

We spent $2,312 million this year on property, plant and equipment before related changes in non-cash working capital items, which was 18% lower than 2019. See “Capital Expenditures” for more information.

FINANCING ACTIVITIES

This year, we received net amounts of $1,451 million (2019 – received net amounts of $2,032 million) on our short-term borrowings, long-term debt, and related derivatives, net of transaction costs. See “Financial Risk Management” for more information on the cash flows relating to our derivative instruments.

Short-term borrowings

Our short-term borrowings consist of amounts outstanding under our receivables securitization program and under our US CP program. Below is a summary of our short-term borrowings as at December 31, 2020 and 2019.

	Years ended December 31

(In millions of dollars)	2020	2019

Receivables securitization program	650	650

US commercial paper program	571	1,588

Total short-term borrowings	1,221	2,238

56     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

The table below summarizes the activity relating to our short-term borrowings for the years ended December 31, 2020 and 2019.

	Year ended December 31, 2020			Year ended December 31, 2019

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from US commercial paper	3,316	1.329	4,406	12,897	1.328	17,127

Repayment of US commercial paper	(4,098)	1.355	(5,552)	(12,876)	1.328	(17,094)

Net (repayment of) proceeds received from US commercial paper			(1,146)			33

Proceeds received from credit facilities	–	–	–	420	1.336	561

Repayment of credit facilities	–	–	–	(420)	1.343	(564)

Net repayment of credit facilities			–			(3)

Net (repayment of) proceeds received from short-term borrowings			(1,146)			30

We have a US CP program that allows us to issue up to a maximum aggregate principal amount of US$1.5 billion. Funds can be borrowed under this program with terms to maturity ranging from 1 to 397 days, subject to ongoing market conditions. Any issuances made under the US CP program will be issued at a discount. The obligations of RCI under the US CP program are unsecured and guaranteed by RCCI, and rank equally in right of payment with all our senior notes and debentures. See “Financial Condition” for more information.

Concurrent with our US CP issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under our US CP program. See “Financial Risk Management” for more information.

Receivables securitization program

On December 23, 2020, we entered into a new receivables securitization program to replace our previous accounts receivable securitization program. The new program enables us to sell certain trade accounts receivable and financing receivables into the program, with the proceeds recorded in current liabilities as revolving floating rate loans of up to $1.2 billion, an increase from $1.05 billion in the previous program. Similar to the previous program, we will continue to service the receivables and they will continue to be recorded as accounts receivable or financing receivables, as applicable, on our Consolidated Statement of Financial Position.

The terms of our receivables securitization program are committed until its expiry on December 22, 2023. Initial funding of $650 million was available on December 23, 2020 and increased to a minimum of $800 million on January 25, 2021. The buyer’s interest in these receivables ranks ahead of our interest. The buyer of our receivables has no further claim on any of our other assets.

Long-term debt

Our long-term debt consists of amounts outstanding under our bank and letter of credit facilities and the senior notes and debentures we have issued. The tables below summarize the activity relating to our long-term debt for the years ended December 31, 2020 and 2019.

	Year ended December 31, 2020			Year ended December 31, 2019

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (US$)	970	1.428	1,385	–	–	–

Credit facility repayments (US$)	(970)	1.406	(1,364)	–	–	–

Net borrowings under credit facilities			21			–

Senior note issuances (Cdn$)			1,500			1,000

Senior note issuances (US$)	750	1.359	1,019	2,250	1.326	2,984

Total senior note issuances			2,519			3,984

Senior note repayments (Cdn$)			–			(1,800)

Net issuance of senior notes			2,519			2,184

Net issuance of long-term debt			2,540			2,184

	Years ended December 31

(In millions of dollars)	2020	2019

Long-term debt net of transaction costs, beginning of year	15,967	14,290

Net issuance of long-term debt	2,540	2,184

Gain on foreign exchange	(297)	(458)

Deferred transaction costs incurred	(23)	(61)

Amortization of deferred transaction costs	14	12

Long-term debt net of transaction costs, end of year	18,201	15,967

The revolving credit facility is unsecured, guaranteed by RCCI, and ranks equally with all of our senior notes and debentures.

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     57

MANAGEMENT’S DISCUSSION AND ANALYSIS

Issuance of senior notes and related debt derivatives

Below is a summary of the senior notes that we issued in 2019 and 2020. In 2020, the proceeds were used to repay outstanding US CP and bank credit facility borrowings, and for general corporate purposes. In 2019, the proceeds were used to purchase 600 MHz spectrum licenses, to repay senior notes maturing in 2019 and 2020, and for general corporate purposes.

(In millions of dollars, except interest rates and discounts)

Date issued	Principal amount	Due date	Interest rate	Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)

2020 issuances

March 31, 2020	1,500	2027	3.650%	99.511%	1,500	16

June 22, 2020	US 750	2022	USD LIBOR + 0.60%	100%	1,019	5

2019 issuances

April 30, 2019	US 1,250	2049	4.350%	99.667%	1,676	20

November 12, 2019	US 1,000	2049	3.700%	98.926%	1,308	25

[1]	Gross proceeds before transaction costs, discounts, and premiums.
[2]

Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

The US dollar-denominated senior notes were issued pursuant to public offerings in the US. The Canadian dollar-denominated senior notes were issued pursuant to a public offering in Canada.

Concurrent with the US dollar-denominated issuances, we entered into debt derivatives to convert all interest and principal payment obligations on the senior notes to Canadian dollars at a fixed interest rate. See “Financial Risk Management” for more information.

The issued notes are unsecured and guaranteed by RCCI, ranking equally with all of our other unsecured senior notes and debentures, bank credit facilities, and letter of credit facilities.

Repayment of senior notes and related derivative settlements

We did not repay any senior notes or settle any related debt derivatives during 2020. Below is a summary of the repayment of our senior notes during 2019. There were no debt derivatives associated with the repayments.

(In millions of dollars)

Maturity date	Notional amount (Cdn$)

2019 repayments

March 2019	400

November 2019	500

September 2020, repaid November 2019	900

Total for 2019	1,800

Repurchase of Class B Non-Voting Shares

We did not repurchase any RCI Class B Non-Voting common shares (Class B Non-Voting Shares) in 2020. Last year, we repurchased for cancellation 9,887,357 Class B Non-Voting Shares under our NCIB programs for a total purchase price of $655 million. See “Financial Condition” for more information.

Dividends

In 2020, we declared and paid dividends on each of RCI’s outstanding Class A Shares and Class B Non-Voting Shares. We paid $1,011 million in cash dividends. See “Dividends and Share Information” for more information.

Shelf prospectuses

We have two shelf prospectuses that qualify the offering of debt securities from time to time. One shelf prospectus qualifies the public offering of up to $4 billion of our debt securities in each of the provinces of Canada (Canadian Shelf) and the other shelf prospectus (together with a corresponding registration statement filed with the US Securities and Exchange Commission) qualifies the public offering of up to US$4 billion of our debt securities in the United States and Ontario (US Shelf). Both the Canadian Shelf and the US Shelf were set to expire in May 2020 and were renewed such that they now expire in May 2022. We have issued nil under the Canadian Shelf and an aggregate of US$750 million of securities under US Shelf.

FREE CASH FLOW

	Years ended December 31

(In millions of dollars)	2020	2019	% Chg

Adjusted EBITDA [1]	5,857	6,212	(6)

Deduct (add):

Capital expenditures [2]	2,312	2,807	(18)

Interest on borrowings, net of capitalized interest	761	727	5

Cash income taxes [3]	418	400	5

Free cash flow [1]	2,366	2,278	4

[1]

Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered as substitutes or alternatives for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures and Related Performance Measures” for information about these measures, including how we calculate them.

[2]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.
[3]	Cash income taxes are net of refunds received.

The 4% increase in free cash flow this year was primarily a result of lower capital expenditures, partially offset by lower adjusted EBITDA, higher cash income taxes, and higher interest on borrowings.

58     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

FINANCIAL CONDITION

LIQUIDITY

Below is a summary of our total available liquidity under our bank credit facilities, letters of credit facilities, and short-term borrowings.

As at December 31, 2020 (In millions of dollars)
	Total available	Drawn	Letters of credit	US CP program [1]	Net available
Bank credit facilities:
Revolving	3,200	–	8	573	2,619
Outstanding letters of credit	101	–	101	–	–
Total bank credit facilities	3,301	–	109	573	2,619
Receivables securitization	1,200	650	–	–	550
Cash and cash equivalents	2,484	–	–		2,484
Total	6,985	650	109	573	5,653

As at December 31, 2019 (In millions of dollars)
	Total available	Drawn	Letters of credit	US CP program [1]	Net available
Bank credit facilities:
Revolving	3,200	–	8	1,593	1,599
Outstanding letters of credit	101	–	101	–	–
Total bank credit facilities	3,301	–	109	1,593	1,599
Receivables securitization	1,050	650	–	–	400
Cash and cash equivalents	494	–	–	–	494
Total	4,845	650	109	1,593	2,493

[1]	The US CP program amounts are gross of the discounts on issuance.

In addition to the noted sources of available liquidity, we held $1,535 million of marketable securities in publicly traded companies as at December 31, 2020 (2019 – $1,831 million).

Weighted average cost of borrowings

Our borrowings had a weighted average cost of 4.09% as at December 31, 2020 (2019 – 4.30%) and a weighted average term to maturity of 12.8 years (2019 – 14.1 years).

COVENANTS

The provisions of our $3.2 billion revolving bank credit facility described in “Sources and Uses of Cash” impose certain restrictions on our operations and activities, the most significant of which are leverage-related maintenance tests. As at December 31, 2020 and 2019, we were in compliance with all financial covenants, financial ratios, and all of the terms and conditions of our debt agreements. Throughout 2020, these covenants did not impose restrictions of any material consequence on our operations.

CREDIT RATINGS

Credit ratings provide an independent measure of credit quality of an issue of securities and can affect our ability to obtain short-term and long-term financing and the terms of the financing. If rating agencies lower the credit ratings on our debt, particularly a downgrade below investment-grade, it could adversely affect our cost of financing and access to liquidity and capital.

We have engaged each of S&P Global Ratings Services (S&P), Moody’s Investors Service (Moody’s), and Fitch Ratings (Fitch) to rate certain of our public debt issues. Below is a summary of the credit ratings on RCI’s outstanding senior notes and debentures (long-term) and US CP (short-term) as at December 31, 2020.

Issuance	S&P	Moody’s	Fitch
Corporate credit issuer default rating [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
Senior unsecured debt [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
US commercial paper [1]	A-2	P-2	N/A [2]

[1]	Unchanged for the year.
[2]	We have not sought a rating from Fitch for our short-term obligations.

Ratings for long-term debt instruments across the universe of composite rates range from AAA (S&P and Fitch) or Aaa (Moody’s), representing the highest quality of securities rated, to D (S&P), Substantial Risk (Fitch), and C (Moody’s) for the lowest quality of securities rated. Investment-grade credit ratings are generally considered to range from BBB- (S&P and Fitch) or Baa3 (Moody’s) to AAA (S&P and Fitch) or Aaa (Moody’s).

Ratings for short-term debt instruments across the universe of composite rates ranges from A-1+ (S&P), F1+ (Fitch), or P-1 (Moody’s), representing the highest quality of securities rated, to C (S&P and Fitch), and not prime (Moody’s) for the lowest quality of securities rated. Investment-grade credit ratings are generally considered to be ratings of at least A-3 (S&P), F3 (Fitch), or P-3 (Moody’s) quality or higher.

Credit ratings are not recommendations to purchase, hold, or sell securities, nor are they a comment on market price or investor suitability. There is no assurance that a rating will remain in effect for a given period, or that a rating will not be revised or withdrawn entirely by a rating agency if it believes circumstances warrant it. The ratings on our senior debt provided by S&P, Fitch, and Moody’s are investment-grade ratings.

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     59

MANAGEMENT’S DISCUSSION AND ANALYSIS

ADJUSTED NET DEBT AND DEBT LEVERAGE RATIO

We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, and cash and cash equivalents.

(In millions of dollars, except ratios)	As at December 31	As at December 31
	2020	2019
Long-term debt [1]	18,373	16,130
Net debt derivative assets valued without any adjustment for credit risk [2]	(1,101)	(1,414)
Short-term borrowings	1,221	2,238
Lease liabilities	1,835	1,725
Cash and cash equivalents	(2,484)	(494)
Adjusted net debt [3]	17,844	18,185
Divided by: trailing 12-month adjusted EBITDA [3]	5,857	6,212
Debt leverage ratio [3]	3.0	2.9

[1]

Includes current and long-term portion of long-term debt before deferred transaction costs and discounts. See “Reconciliation of adjusted net debt” in “Non-GAAP Measures and Related Performance Measures” for the calculation of this amount.

[2]

For purposes of calculating adjusted net debt and debt leverage ratio, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.

[3]

Adjusted net debt and adjusted EBITDA are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures and Related Performance Measures” for information about these measures, including how we calculate them and the debt leverage ratio in which they are used.

In addition, as at December 31, 2020, we held $1,535 million of marketable securities in publicly traded companies (2019 – $1,831 million).

Our adjusted net debt decreased by $341 million from December 31, 2019 as a result of:

•	a decrease in short-term borrowings from repayments of US CP; and
•	an increase in our net cash position; partially offset by
•	an increase in long-term debt from senior note issuances.

See “Overview of Financial Position” for more information.

PENSION OBLIGATIONS

Our defined benefit pension plans had a net funding deficit of approximately $574 million as at December 31, 2020 (2019 – $451 million). During 2020, our net funding deficit increased by $123 million primarily as a result of a net increase in the plan obligations resulting from lower discount rates.

We made a total of $150 million (2019 – $179 million) of contributions to our funded defined benefit pension plans this year. We expect our total estimated funding requirements for our funded defined benefit pension plans to be $169 million in 2021 and to be adjusted annually thereafter based on various market factors, such as interest rates, expected returns, and staffing assumptions.

Changes in factors such as the discount rate, participation rates, increases in compensation, and the expected return on plan assets can affect the accrued benefit obligation, pension expense, and the deficiency of plan assets over accrued obligations in the future. See “Accounting Policies” for more information.

FINANCIAL RISK MANAGEMENT

We use derivative instruments from time to time to manage risks related to our business activities, summarized as follows:

Derivative	The risk they manage	Types of derivative instruments
Debt derivatives

Impact of fluctuations in foreign exchange rates on principal and interest payments for US dollar-denominated senior notes and debentures, credit facility borrowings, commercial paper borrowings, and certain lease liabilities

Cross-currency interest rate exchange agreements Forward foreign exchange agreements
Expenditure derivatives	Impact of fluctuations in foreign exchange rates on forecast US dollar-denominated expenditures	Forward foreign exchange agreements and foreign exchange option agreements
Equity derivatives	Impact of fluctuations in share price on stock-based compensation expense	Total return swap agreements

We also manage our exposure to fluctuating interest rates and we have fixed the interest rate on 93.6% (2019 – 87.2%) of our debt, including short-term borrowings, as at December 31, 2020.

DEBT DERIVATIVES

We use cross-currency interest rate agreements and forward foreign exchange agreements (debt derivatives) to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated senior notes and debentures, lease liabilities, credit facility borrowings, and US CP borrowings. We designate the debt derivatives related to our senior notes, debentures and lease liabilities as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

60     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

Issuance of debt derivatives related to senior notes

		US$		Hedging effect

(In millions of dollars, except interest rates) Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)
2020 issuances
June 22, 2020	750	2022	USD LIBOR + 0.60%	0.955%	1,019

2019 issuances
April 30, 2019	1,250	2049	4.350%	4.173%	1,676
November 12, 2019	1,000	2049	3.700%	3.996%	1,308

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

Settlement of debt derivatives related to senior notes

We did not settle any debt derivatives related to senior notes during 2020.

As at December 31, 2020, we had US$9.1 billion of US dollar-denominated senior notes and debentures, all of which were hedged using debt derivatives.

	As at December 31
(In millions of dollars, except exchange rates, percentages, and years)	2020		2019
US dollar-denominated long-term debt [1]	US$	9,050	US$	8,300
Hedged with debt derivatives	US$	9,050	US$	8,300
Hedged exchange rate		1.2069		1.1932
Percent hedged [2]		100.0%		100.0%
Amount of borrowings at fixed rates [3]
Total borrowings		$18,994		$17,496
Total borrowings at fixed rates		$17,773		$15,254
Percent of borrowings at fixed rates		93.6%		87.2%
Weighted average interest rate on borrowings		4.09%		4.30%
Weighted average term to maturity		12.8 years		14.1 years

[1]	US dollar-denominated long-term debt reflects the hedged exchange rate and the hedged interest rate.
[2]

Pursuant to the requirements for hedge accounting under IFRS 9, Financial instruments, as at December 31, 2020 and December 31, 2019, RCI accounted for 100% of its debt derivatives related to senior notes as hedges against designated US dollar-denominated debt. As a result, as at December 31, 2020 and 2019, 100% of our US dollar-denominated senior notes and debentures are hedged for accounting and economic purposes.

[3]	Borrowings include long-term debt, including the impact of debt derivatives, and short-term borrowings associated with our US CP and receivables securitization programs.

Debt derivatives related to credit facilities and US CP

During the year, we entered into debt derivatives related to our credit facility and US CP borrowings as a result of a favourable interest rate spread obtained from borrowing funds in US dollars. We used these derivatives to offset the foreign exchange and interest rate risk on our US dollar-denominated credit facility and commercial paper borrowings.

Below is a summary of the debt derivatives we entered and settled related to our credit facility borrowings and commercial paper program during 2020 and 2019.

	Year ended December 31, 2020			Year ended December 31, 2019

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Credit facilities
Debt derivatives entered	970	1.428	1,385	420	1.336	561
Debt derivatives settled	970	1.406	1,364	420	1.343	564
Net cash (paid) received			(21)			3

Commercial paper program
Debt derivatives entered	3,316	1.329	4,406	12,897	1.328	17,127
Debt derivatives settled	4,091	1.330	5,441	12,847	1.329	17,069
Net cash received (paid)			101			(13)

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     61

MANAGEMENT’S DISCUSSION AND ANALYSIS

Lease liabilities

Below is a summary of the debt derivatives we entered and settled related to our outstanding lease liabilities during 2020 and 2019.

	Year ended December 31, 2020			Year ended December 31, 2019

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	115	1.374	158	70	1.314	92

Debt derivatives settled	43	1.372	59	–	n/a	–

As at December 31, 2020, we had US$142 million notional amount of debt derivatives outstanding related to our outstanding lease liabilities (2019 – US$70 million) with terms to maturity ranging from January 2021 to December 2023 (2019 – January 2020 to December 2022), at an average rate of $1.352/US$ (2019 – $1.318/US$).

See “Mark-to-market value” for more information about our debt derivatives.

EXPENDITURE DERIVATIVES

We use foreign currency derivative contracts (expenditure derivatives) to hedge the foreign exchange risk on the notional amount of certain forecast US dollar-denominated expenditures. Below is a summary of the expenditure derivatives we entered and settled to manage foreign exchange risk related to certain forecast expenditures.

	Year ended December 31, 2020			Year ended December 31, 2019

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	1,560	1.343	2,095	810	1.321	1,070

Expenditure derivatives settled	940	1.299	1,221	900	1.249	1,124

The expenditure derivatives noted above have been designated as hedges for accounting purposes.

As at December 31, 2020, we had US$1,590 million of expenditure derivatives outstanding (2019 – US$990 million), at an average rate of $1.342/US$ (2019 – $1.300/US$), with terms to maturity ranging from January 2021 to December 2022 (2019 – January 2020 to December 2021). As at December 31, 2020, our outstanding expenditure derivatives maturing in 2021 are hedged at an average exchange rate of $1.36/US$.

EQUITY DERIVATIVES

We use stock-based compensation derivatives (equity derivatives) to hedge the market price appreciation risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. As at December 31, 2020, we had equity derivatives for 4.6 million (2019 – 4.3 million) Class B Non-Voting Shares with a weighted average price of $51.82 (2019 – $51.76). These derivatives have not been designated as hedges for accounting purposes. We record changes in their fair value as a stock-based compensation expense, or offset thereto, which serves to offset a substantial portion of the impact of changes in the market price of Class B Non-Voting Shares on the accrued value of the stock-based compensation liability for our stock-based compensation programs.

This year, we made net payments of $1 million to reset the weighted average price to $54.16 and reset the expiry dates to April 2021 (from April 2020) on 0.5 million equity derivatives.

During the year ended December 31, 2020, we entered into 0.3 million equity derivatives (2019 – nil) with a weighted average price of $56.08 (2019 – nil). During the year ended December 31, 2019, we settled 0.7 million equity derivatives at a weighted average price of $71.66 for net proceeds of $16 million.

Additionally, we executed extension agreements for the remainder of our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to March 2021 and April 2021.

62     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

MARK-TO-MARKET VALUE

We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at December 31, 2020
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	4,550	1.0795	4,912	1,405
As liabilities	4,642	1.3359	6,201	(307)
Short-term debt derivatives not accounted for as hedges:
As liabilities	449	1.2995	583	(12)
Net mark-to-market debt derivative asset				1,086
Expenditure derivatives accounted for as cash flow hedges:
As liabilities	1,590	1.3421	2,134	(109)
Net mark-to-market expenditure derivative liability				(109)
Equity derivatives not accounted for as hedges:
As assets	–	–	238	34
Net mark-to-market asset				1,011

	As at December 31, 2019
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,800	1.1357	6,587	1,508
As liabilities	2,570	1.3263	3,409	(96)
Short-term debt derivatives not accounted for as hedges:
As liabilities	1,223	1.3227	1,618	(29)
Net mark-to-market debt derivative asset				1,383
Expenditure derivatives accounted for as cash flow hedges:
As assets	270	1.2391	335	16
As liabilities	720	1.3228	952	(15)
Net mark-to-market expenditure derivative asset				1
Equity derivatives not accounted for as hedges:
As assets	–	–	223	55
Net mark-to-market asset				1,439

DIVIDENDS AND SHARE INFORMATION

DIVIDENDS

Below is a summary of the dividends that have been declared and paid on RCI’s outstanding Class A Shares and Class B Non-Voting Shares.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)
January 21, 2020	March 10, 2020	April 1, 2020	0.50	252
April 21, 2020	June 10, 2020	July 2, 2020	0.50	253
July 21, 2020	September 9, 2020	October 1, 2020	0.50	253
October 21, 2020	December 10, 2020	January 4, 2021	0.50	252

January 24, 2019	March 12, 2019	April 1, 2019	0.50	257
April 18, 2019	June 10, 2019	July 2, 2019	0.50	256
June 5, 2019	September 9, 2019	October 1, 2019	0.50	256
October 23, 2019	December 11, 2019	January 2, 2020	0.50	253

On January 27, 2021, the Board declared a quarterly dividend of $0.50 per Class A Voting Share and Class B Non-Voting Share, to be paid on April 1, 2021, to shareholders of record on March 10, 2021.

We currently expect that the remaining record and payment dates for the 2021 declaration of dividends will be as follows, subject to the declaration by the Board each quarter at its sole discretion:

Declaration date	Record date	Payment date

April 20, 2021	June 10, 2021	July 2, 2021

June 2, 2021	September 9, 2021	October 1, 2021

October 20, 2021	December 10, 2021	January 4, 2022

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     63

MANAGEMENT’S DISCUSSION AND ANALYSIS

NORMAL COURSE ISSUER BID

In April 2020, the TSX accepted a notice of our intention to commence a normal course issuer bid (NCIB) program (2020 NCIB) that allows us to purchase, between April 24, 2020 and April 23, 2021, the lesser of 34.9 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased under the 2020 NCIB for an aggregate purchase price of $500 million. Rogers security holders may obtain a copy of this notice, without charge, by contacting us. We have not purchased any Class B Non-Voting Shares under the 2020 NCIB.

In April 2019, the TSX accepted a notice of our intention to commence a NCIB program (2019 NCIB) that allowed us to purchase, between April 24, 2019 and April 23, 2020, the lesser of 35.7 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that could be purchased under the 2019 NCIB for an aggregate purchase price of $500 million. RCI security holders may obtain a copy of this notice, without charge, by contacting us.

In 2019, we purchased 9.9 million shares under our NCIB programs for $655 million. Pursuant to the 2019 NCIB, we repurchased for cancellation 7.7 million Class B Non-Voting Shares for $500 million, thereby purchasing the maximum allowed under the 2019 NCIB. In 2019, pursuant to the NCIB program we commenced in 2018, we repurchased for cancellation 2.2 million Class B Non-Voting Shares for $155 million.

OUTSTANDING COMMON SHARES

	As at December 31
	2020	2019
Common shares outstanding [1]
Class A Voting	111,154,811	111,154,811
Class B Non-Voting	393,770,507	393,770,507
Total common shares	504,925,318	504,925,318
Options to purchase Class B Non-Voting Shares
Outstanding options	4,726,634	3,154,795
Outstanding options exercisable	1,470,383	993,645

[1]

Holders of our Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

As at February 28, 2021, 111,154,811 Class A Shares, 393,770,507 Class B Non-Voting Shares, and 4,705,342 options to purchase Class B Non-Voting Shares were outstanding.

We use the weighted average number of shares outstanding to calculate earnings per share and adjusted earnings per share.

	Years ended December 31
(Number of shares in millions)	2020	2019
Basic weighted average number of shares outstanding	505	512
Diluted weighted average number of shares outstanding	506	513

64     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

CONTRACTUAL OBLIGATIONS

Below is a summary of our obligations under firm contractual arrangements as at December 31, 2020. See notes 3, 21, and 27 to our 2020 Audited Consolidated Financial Statements for more information.

(In millions of dollars)	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Short-term borrowings	1,221	–	–	–	1,221
Long-term debt [1]	1,450	3,274	1,490	12,159	18,373
Net interest payments	747	1,322	1,167	8,331	11,567
Lease liabilities	278	647	300	1,128	2,353
Debt derivative instruments [2]	5	(256)	46	(383)	(588)
Expenditure derivative instruments [2]	83	27	–	–	110
Player contracts [3]	73	87	–	–	160
Purchase obligations [4]	295	178	70	48	591
Property, plant and equipment	186	157	1	–	344
Intangible assets	30	–	–	–	30
Program rights [5]	626	1,198	1,078	316	3,218
Other long-term liabilities	–	14	2	6	22
Total	4,994	6,648	4,154	21,605	37,401

[1]	Principal obligations of long-term debt (including current portion) due at maturity.
[2]	Net (receipts) disbursements due at maturity. US dollar amounts have been translated into Canadian dollars at the Bank of Canada year-end rate.
[3]	Toronto Blue Jays players’ salary contracts into which we have entered and are contractually obligated to pay.
[4]	Contractual obligations under service, product, and wireless device contracts to which we have committed.
[5]	Agreements into which we have entered to acquire broadcasting rights for sports broadcasting programs and films for periods in excess of one year at contract inception.

OFF-BALANCE SHEET ARRANGEMENTS

GUARANTEES

As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business sale and business combination agreements, sales of services, and purchases and development of assets. Due to the nature of these indemnifications, we are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. Historically, we have not made any significant payment under these indemnifications or guarantees. See note 27 to our 2020 Audited Consolidated Financial Statements.

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     65

MANAGEMENT’S DISCUSSION AND ANALYSIS

Governance and Risk Management

GOVERNANCE AT ROGERS

Rogers is a family-founded, family-controlled company and we take pride in our proactive and disciplined approach to ensuring that our governance structure and practices instill confidence in our shareholders.

Voting control of Rogers Communications Inc. is held by a trust, the beneficiaries of which are members of the Rogers family. The trust holds voting control of RCI for the benefit of successive generations of the Rogers family via the trust’s ownership of 98% of the outstanding Class A Shares of RCI (2019 – 98%). The Rogers family are substantial stakeholders and owned approximately 29% of our equity as at December 31, 2020 (2019 – 29%) through its ownership of a combined total of 147 million (2019 – 147 million) Class A Shares and Class B Non-Voting Shares.

The Board is currently made up of four members of the Rogers family and another ten directors who bring a rich mix of experience as business leaders in North America. Each of our directors is firmly committed to effective governance, strong oversight, and the ongoing creation of shareholder value. The Board as a whole is committed to sound corporate governance and continually reviews its governance practices and benchmarks them against acknowledged leaders and evolving legislation. The Board believes that Rogers’ governance system is effective and that there are appropriate structures and procedures in place.

GOVERNANCE BEST PRACTICES

We have adopted many best practices for effective governance, including:

•	separation of the CEO and Chair roles;
•	an independent lead director;
•	formal corporate governance policies and charters;
•	a code of business conduct and whistleblower hotline;
•	director share ownership requirements;
•	Board and committee in camera discussions;
•	annual reviews of Board and Committee performance;
•	Audit and Risk Committee meetings with internal and external auditors;
•	an orientation program for new directors;
•	regular Board and committee education sessions;
•	committee authority to retain independent advisors; and
•	director material relationship standards.

Prior to John H. Clappison’s resignation from the Board effective January 28, 2021, a majority of our directors were independent, while currently half of our directors are independent. If all of the proposed directors are elected to the Board at the annual general shareholder meeting, half of the Board will continue to be comprised of independent directors. We are actively undertaking a search for an additional independent director to serve on the Board as soon as practicable. Following the identification and appointment of a suitable candidate, we expect to return to a majority independent board.

We comply with all relevant corporate governance guidelines and standards as a Canadian public company listed on the TSX and as a foreign private issuer listed on the NYSE in the US.

BOARD OVERSIGHT

The Board delegates certain responsibilities to its eight standing committees to ensure proper oversight and accountability:

•

Audit and Risk Committee - reviews our accounting policies and practices, the integrity of our financial reporting processes and procedures, and the financial statements and other relevant disclosure for release to shareholders and the public. It assists the Board in its oversight of our compliance with legal and regulatory requirements for financial reporting, assesses our accounting and financial control systems, and evaluates the qualifications, independence, and work of our internal and external auditors. It also reviews risk management policies and associated processes used to manage major risk exposures.

•

Corporate Governance Committee – assists the Board to ensure it has appropriate systems and procedures for carrying out its responsibilities. This committee develops governance policies and practices, recommends them to the Board for approval, and leads the Board in its periodic review of Board and committee performance.

•

Nominating Committee – identifies prospective candidates to serve on the Board. Nominated directors are either elected by shareholders at a meeting or appointed by the Board. The committee also recommends nominees for each Board committee, including each committee chair.

•

Human Resources Committee – assists the Board in monitoring, reviewing, and approving compensation and benefit policies and practices. It is also responsible for recommending the compensation of senior management and monitoring senior executive succession planning.

•

ESG Committee – assists the Board in fulfilling its oversight responsibilities of relevant environmental sustainability, social responsibility, and governance policies, strategies, and programs and the actions we can take to be a responsible corporate citizen.

•

Executive Committee – assists the Board in discharging its responsibilities between meetings, including acting in such areas as are specifically designated and authorized at a preceding Board meeting to consider matters that may arise from time to time.

•	Finance Committee – reviews our investment strategies, general debt, and equity structure and reports on them to the Board.
•	Pension Committee – oversees the administration of our retiree pension plans and reviews the investment performance and provisions of the plans.

You can find more details about governance at Rogers on our Investor Relations website (investors.rogers.com), including:

•	a complete statement of our corporate governance practices;
•	our codes of conduct and ethics;
•	full Board committee charters;
•	director biographies; and
•	a summary of the differences between the NYSE corporate governance rules that apply to US-based companies and our governance practices as a non-US-based issuer listed on the NYSE.

66     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

CORPORATE RESPONSIBILITY

At Rogers, being a good corporate citizen is at the very heart of our business. Corporate responsibility was important to our founder, Ted Rogers, and continues to be a core value embraced at Rogers today and an integral part of our long-term strategy. We are focused on growing in a socially and environmentally responsible manner through an environmental, social, and governance program, building on our reputation as a great Canadian company.

The material aspects of our corporate responsibility platform are grouped into six focus areas that are listed below, along with our approaches in addressing them:

EMPLOYEE EXPERIENCE

•

Employee engagement: The results of our annual employee survey show that employee engagement is stronger than ever at 87% across the company, up 2 points from last year, up 14 points since we started measuring in 2014, and 7 points above best-in-class.

•

Talent Management: It is our goal to invest in building the skills, capabilities, and careers of our people to support their success and to make Rogers the best place to work in Canada. It is important we live our values, develop our teams, and continue to support our employees on their career journeys. Our Chief Human Resources Officer (CHRO) oversees talent management, while the Human Resources Committee assists the Board in monitoring, reviewing, and approving compensation and benefit policies and practices.

•

Inclusion and Diversity: In November 2020, we launched an updated five-year Inclusion and Diversity strategy, built with feedback from our teams and an external race relations expert. Our strategy is grounded in concrete actions to drive progress for our equity-seeking customers, communities, and team members. Our strategy includes goals to (i) increase representation for women and people of colour, including specific goals for Black team members, at the executive level and (ii) increase overall representation for persons with disabilities, Indigenous peoples, and LGBTQ2S+. We aim to continue increasing feelings of inclusion, which are currently at 87% (up 3 points from last year) based on our teams’ feedback. Our ultimate goal is to create a culture of inclusion and belonging with the support of all our team members, our I&D Council, five Employee Resource Groups, the newly formed Black Leadership Council, and an accountable leadership team, to make Rogers a better place to work for our people and to deliver better as a business.

•

Safety and Well-being: We are on a dedicated journey to support our employees’ safety and well-being holistically, focusing on the whole employee, including their safety and physical and mental health at work and in their lives. Our top priority throughout the pandemic has been the safety and well-being of our team. To increase our support, we rolled out a new National Wellness Fund, giving employees and their families access to additional benefits like increased mental health coverage and virtual healthcare. We regularly host company-wide information sessions on the pandemic and bring in well-being experts to share their knowledge. We continuously share ongoing updates from our CHRO on our policies, safety procedures guided by Canada Public Health, and resources on mental health and well-being. We also implemented dedicated mental health and well-being campaigns to drive adoption of self-care and resilience. As a result of our efforts, our employee survey scores on Rogers well-being and work-life support are up 10 and 15 points, respectively, to 83% each.

•

We are also committed to providing and maintaining safe working environments for employees, volunteers, contractors, visitors, and members of the public who may be affected by our activity. We have a robust, risk-based safety management system that is focused on identifying our greatest safety risks, preventing injuries through multi-faceted programs, and auditing our performance to ensure continuous improvement over time. Our results show significant improvements in areas of focus and this approach will continue in years to come.

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     67

MANAGEMENT’S DISCUSSION AND ANALYSIS

CUSTOMER EXPERIENCE

•

Customer Service and Transparency: We believe in putting customers first in everything we do to deliver the best experience, regardless of how customers choose to interact with us. This is a core pillar of our strategic priorities. We continue to focus on self-serve options for our customers and invest in training and tools for our customer-facing teams.

•

Network Leadership and Innovation: Innovation is part of our DNA, whether it is bringing new products or the latest network technologies to market. In 2020, we invested $2.3 billion in capital expenditures, with much of that investment going to our wireless and cable networks. We focus on core performance and reliability and invest in our wireless network to build and maintain our 5G network.

•

Product Responsibility: We have programs and policies in place to manage a range of product responsibility issues. For example, we have policies in place to comply with all relevant safety regulations and codes, we have programs and teams to manage and advise on our accessibility offerings, and we operate stewardship programs to manage the proper disposal and recycling of our used products, including Rogers Trade-Up and FidoTrade™.

•

Customer Privacy and Information Security: We actively work to improve transparency and we strive to be an industry leader in the privacy space. Our Privacy Policy outlines our responsibilities and practices regarding the protection of the personal information of our employees and customers. Our Chief Privacy Officer oversees our compliance with this policy and all applicable laws, and responds to requests from law enforcement for customer data.

COMMUNITY INVESTMENT

•

Community Giving: Giving back and supporting the communities where we live and work was especially important in 2020. In 2020, we provided over $75 million in cash and in-kind donations to support 1,500 organizations and causes.

•

Youth Education: We awarded 414 Ted Rogers Scholarships to help some of the brightest young leaders across the country succeed in their educational aspirations. We estimate BIPOC students represented 75% of the scholarships. In addition, we awarded 42 Ted Rogers Community Grants to assist youth organizations in their efforts to promote after school educational programming.

•

Community Support: We helped tackle food insecurity by supporting Food Banks Canada to distribute a total of 9 million meals across Canada; 8 million of those meals were packed by Rogers employee volunteers at the Rogers Centre and the other 1 million meals were distributed with the help of a Rogers financial donation that helped raise awareness of the need to fill shelves during the pandemic. We also supported 208 organizations (for example, Women’s Shelters Canada, Indigenous Women’s Shelters, and Big Brothers Big Sisters) with 2,600 free devices and wireless service plans.

•	Volunteering: As part of the 60,000 Hours Challenge, part of The 60 Project to mark our 60th anniversary in 2020, employee volunteers donated more than 50,000 hours across over 225 events in six months.
•

Digital Inclusion: A priority for us, digital inclusion is one of the best ways in which we can contribute to society. Our Connected for Success program provides low-cost broadband Internet to rent-subsidized tenants within partnered non-profit organizations and housing providers. Approximately 250,000 Canadian households are eligible for Internet access through the Connected for Success program, giving them the tools and resources needed to experience the benefits of connectivity. In addition, we provided wireless plans for over 30,000 Apple iPads to school boards in British Columbia, Alberta, Manitoba, and Ontario to assist with connecting families who previously did not have Internet connectivity.

ENVIRONMENTAL RESPONSIBILITY

•

Environmental Policy: We maintain a formal Environmental Policy that sets out how we conduct business in an environmentally responsible manner. Rogers also maintains an Environmental Management System, including 25 separate procedures to support our Environmental Policy and manage environmental risks across our operations.

•

Oversight: We have an Energy Executive Council and an Environmental Compliance Committee to manage and govern our energy utilization and environmental risks, respectively, supporting decision-making to advance our strategies and program effectiveness in both areas.

•

Energy Use and Climate Change: We recognize the implications of our energy use and the potential climate change impacts associated with increasing worldwide energy usage (such as droughts, water shortages and quality, extreme weather events, flooding, wildfires, social inequities etc.). We are committed to managing of our operations in order to reduce our impact on the environment, strive to ensure stakeholder satisfaction, and maintain investor confidence. Annually, we measure and disclose details on our energy use and greenhouse gas (GHG) emissions across our buildings and retail stores, cell transmission sites, power supply stations, data centres, fleet, employee travel and commuting, and the operations of the Toronto Blue Jays and Rogers Centre. We continue to invest in programs that reduce energy and associated GHG emissions, including LED lighting retrofits, cooling optimization strategies across our headends, and decommissioning equipment for better energy performance and space utilization. To drive continuous improvement in our performance, we also have targets to reduce our GHG emissions and energy use by 2025 based on 2011 levels.

•

Waste Reduction: Reducing the amount of waste we produce is another important way in which we manage our environmental footprint. To reduce and responsibly manage the waste we produce, we look for opportunities to avoid waste generation through collaboration with our supply chain, run programs to recycle and reuse end of life materials and equipment, and work to increase employees’ recycling behaviours through our “Get Up and Get Green” program.

68     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

ECONOMY AND SOCIETY

•

Economic Performance: We strive to offer innovative solutions for customers, create diverse and well-paying jobs, support small businesses, pay taxes to all levels of government, and deliver dividends to shareholders. In 2020, we directly contributed $12.9 billion to the Canadian economy and employed 23,500 team members across the country. Beyond these direct economic impacts, our performance produces indirect economic benefits, including locally procured goods and services and significant charitable donations.

•

Supply Chain Management: Suppliers are key to our success, which is why we ensure we have strong supplier selection processes and management, and conduct business with socially and environmentally responsible companies that share our values. We have strong, sound procurement processes and demand that our suppliers adhere to our Supplier Code of Conduct. This code sets out expectations for our suppliers in terms of ethical, social, labour, health and safety, and environmental behaviours. We continue to support inclusion and diversity in our communities through the development and implementation of our supplier diversity program and through collaboration with non-profit organizations.

GOOD GOVERNANCE

•

Governance and Ethics: We strive to uphold the highest standards of integrity, ethical behaviour, and good corporate citizenship, underpinned by guidelines and policies that govern the actions of our directors and employees and promote responsible conduct. See “Governance at Rogers” for more information.

See our annual Corporate Social Responsibility report on our website (about.rogers.com/responsibility) for more information about our social and environmental performance.

INCOME TAX AND OTHER GOVERNMENT PAYMENTS

We proactively manage our tax affairs to enhance our business decisions and optimize after-tax free cash flow available for investment in our business and shareholder returns. We have comprehensive policies and procedures to ensure we are compliant with all tax laws and reporting requirements, including filing and making all income and sales tax returns and payments on a timely basis. As a part of this process, we pursue open and cooperative relationships with revenue authorities to minimize audit effort and reduce tax uncertainty. We also engage with government policy makers on taxation matters that affect Rogers and its shareholders, employees, customers, and other stakeholders.

INCOME TAX PAYMENTS

Our total income tax expense of $580 million in 2020 is close to the expense computed on our accounting income at the statutory rate of 26.6%. Cash income tax payments totaled $418 million in 2020. The primary reason our cash income tax is lower than our income tax expense is a result of the significant capital investment we continue to make in our wireless and broadband telecommunications networks throughout Canada, as well as the required timing of payments. We expect a further approximately $300 million increase in our 2021 cash income tax, mostly within the first quarter, reflecting our final 2020 tax installment. The increase is primarily a result of the timing of revenue recognition under our device financing model. Similar to tax systems throughout the world, Canadian tax laws permit investments in such productivity-enhancing assets to be deducted for tax purposes more quickly than they are depreciated for financial statement purposes.

OTHER GOVERNMENT PAYMENTS

In addition to paying income tax on the profits we earn, we contribute significantly to Canadians by paying taxes and fees to federal, provincial, and municipal governments, including:

•	various taxes on the salaries and wages we pay (payroll taxes) to approximately 23,500 employees;
•	property and business taxes;
•	unrecoverable sales taxes and custom duties; and
•	broadcast, spectrum, and other regulatory fees.

As outlined in the table below, the total cost to Rogers of these payments in 2020 was $1,105 million.

(In millions of dollars)	Income taxes	Unrecoverable sales taxes	Payroll taxes	Regulatory and spectrum fees [1]	Property and business taxes	Total taxes and other payments

Total payments	418	8	137	492	50	1,105

[1]	Includes an allocation of $252 million relating to the $3.3 billion, $24 million, and $1.7 billion we paid for the acquisition of spectrum licences in 2014, 2015, and 2019, respectively.

We also collected on behalf of the government $1,994 million in sales taxes on our products and services and $609 million in employee payroll taxes.

RISK MANAGEMENT

We strive to continually strengthen our risk management capabilities to protect and enhance shareholder value. The purpose of risk management is not to eliminate risk but to optimize trade-offs between risk and return to maximize value to the organization. As such, Rogers will knowingly take certain risks in order to generate earnings and encourage innovation that advance us as a customer-centric market leader. To maintain our reputation and trust, we will always work to ensure the impacts (financial, operational, strategic, regulatory, privacy, and cybersecurity) of our risk-taking activities are understood and are in line with our strategic objectives and company values.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

RISK GOVERNANCE

The Board has overall responsibility for risk governance and oversees management in identifying the key risks we face in our business and implementing appropriate risk assessment processes to manage these risks. It delegates certain risk oversight and management duties to the Audit and Risk Committee.

The Audit and Risk Committee discusses risk policies with management and the Board and assists the Board in overseeing our compliance with legal and regulatory requirements.

The Audit and Risk Committee also reviews:

•

the adequacy of the internal controls that have been adopted to safeguard assets from loss and unauthorized use, to prevent, deter, and detect fraud, and to ensure the accuracy of the financial records;

•	the processes for identifying, assessing, and managing risks;
•

our exposure to major risks and trends and management’s implementation of risk policies and actions to monitor and control these exposures, including cybersecurity, privacy, technology, and environmental;

•	the implementation of new major systems and changes to existing major systems;
•	our business continuity and disaster recovery plans;
•	any special audit steps adopted due to material weaknesses or significant deficiencies that may be identified; and
•	other risk management matters from time to time as determined by the Audit and Risk Committee or directed by the Board.

ENTERPRISE RISK MANAGEMENT

Our Enterprise Risk Management (ERM) program uses the “3 Lines of Defence” framework to identify, assess, manage, monitor, and communicate risks. Our business units and departments, led by the Executive Leadership Team, are the first line of defence and are accountable for managing or accepting the risks. Together, they identify and assess key risks, define controls and action plans to minimize these risks, and enhance our ability to meet our business objectives.

ERM is the second line of defence. ERM helps management identify the key risks in meeting our corporate and business unit objectives, our risk appetite, and emerging risks. At the business unit and department level, ERM works with management to provide governance and advice in managing the key risks and associated controls to mitigate these risks. Business Continuity is a function within ERM which also assists the business in mitigating key risks. Specifically, the Business Continuity function oversees incident management and planning for various events to maintain customer service and operate our network in the event of threats and natural disasters. Such threats include cyberattacks or equipment failures that could cause various degrees of network outages; supply chain disruptions; natural disaster threats; epidemics; pandemics; and political instability. Our ERM program also includes insurance coverage to address certain risks. Lastly, ERM works with Internal Audit to monitor the adequacy and effectiveness of controls to reduce risks to an acceptable level.

Annually, ERM carries out a strategic risk assessment. The assessment includes reviewing risk and audit reports and industry benchmarks and, conducting an annual risk survey of all senior leaders. Based on the survey results, ERM, in consultation with senior management, identifies the key risks to achieving our corporate objectives. ERM reports the results of the annual strategic risk assessment to the Executive Leadership Team, the Audit and Risk Committee, and the Board.

ERM also facilitates management’s completion of the financial statement fraud risk assessment to ensure there is no potential fraud or misstatement in our financial statements and disclosures and to assess whether controls are adequately designed and operating effectively.

Internal Audit is the third line of defence. Internal Audit evaluates the design and operational effectiveness of the governance program, internal controls, and risk management. Risks, controls, and mitigation plans identified through this process are incorporated into the annual Internal Audit plan.

The Executive Leadership Team and the Audit and Risk Committee are responsible for approving our enterprise risk policies. Our ERM methodology and policies rely on the expertise of our management and employees to identify risks and opportunities and implement risk mitigation strategies as required.

RISKS AND UNCERTAINTIES AFFECTING OUR BUSINESS

This section describes the principal risks and uncertainties that could have a material adverse effect on our business and financial results. Any discussion about risks should be read in conjunction with “About Forward-Looking Information”.

OUTBREAK OF COVID-19 AND RELATED PANDEMIC

On March 11, 2020, the World Health Organization recognized the outbreak of COVID-19 as a pandemic and we have closely monitored related developments. As COVID-19 continues to significantly impact the well-being of individuals and the Canadian and global economies, we have invoked our business continuity plans and implemented a specific response plan to continue providing our essential services and support to our customers and communities while safeguarding the health and safety of the public and our employees.

We are focused on operating and maintaining our wireless and cable networks, our media operations, and the key business operations required to ensure service continuity for customers. We have implemented work-from-home arrangements for employees while we review and follow directions from the government to ensure the safety of our team and implement necessary safeguards to accommodate a gradual approach in reopening our sites to employees.

Public and private sector regulations, policies, and other measures aimed at reducing the transmission of COVID-19 include the imposition of business closures, travel restrictions, the promotion of social distancing, and the adoption of work-from-home and online education by companies, schools, and institutions. These measures are impacting how customers use our networks, products, and services, the manner or extent to which we can offer certain products and services, and the ability of certain suppliers and vendors to provide products and services to us.

We maintained our programs to help employees manage through COVID-19 and provide support and services to our customers and

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audiences. After temporarily closing most of our retail locations nationally in March 2020, we continued a steady and phased approach to reopening our retail locations across Canada, following the public health guidelines of their respective provinces, and had reopened most of our retail stores as of December 31, 2020.

The full extent and impact of COVID-19 is unknown. Potential adverse impacts of the pandemic include, but are not limited to:

•

the risk of a material reduction in demand for our products and services due to businesses closing or downsizing, job losses and associated financial hardship, or, more generally, a declining level of retail activity, which may lead to a decline in revenue as a result of:

•	lower Wireless subscriber activity, including lower equipment revenue;
•	lower roaming and overage revenue as customers are unable or unwilling to travel and continue to stay home;
•	customers downgrading or cancelling their services;
•

the restriction of fan attendance at major sports league games, the potential suspension or shortening of future major sports league seasons due to a second wave of COVID-19, and the associated television programming; and

•	services temporarily provided to our customers at no cost, such as long distance calling, roaming, and free television channels;
•	an increase in delinquent or unpaid bills, which could lead to increased bad debt expense;
•	issues delivering certain products and services, or maintaining or upgrading our networks, due to store closures and supply chain disruptions; and
•	additional capital expenditures to maintain or expand our networks in order to accommodate substantially increased network usage.

While we expect certain cost savings to offset some of the lower revenue, such as lower equipment costs, we also cannot predict the extent to which they would be offset.

Although vaccines have started being administered to the public, the duration and potential outcomes of COVID-19 remain uncertain. The government has enforced measures throughout 2020 and into 2021 to slow the spread of COVID-19 that may have broader impacts on the Canadian and global economies or financial markets. We are unable at this time to predict the overall impact on our operations, liquidity, financial condition, or results; however, COVID-19 has had, and may continue to have, a material, adverse impact on our results. Any future epidemic, pandemic, or other public health crisis that occurs in the future may pose similar risks to us.

CYBERSECURITY

Our industry is vulnerable to cybersecurity risks that are growing in both frequency and complexity. Rogers, along with our suppliers, employs systems and network infrastructure that are subject to cyberattacks, which may include theft of assets, unauthorized access to proprietary or sensitive information, destruction or corruption of data, or operational disruption. A significant cyberattack against our, or our suppliers’, critical network infrastructure and supporting information systems could result in service disruptions, litigation, loss of customers, significant remediation costs, and reputational damage.

Management has committed to an information and cybersecurity program designed to reinforce the importance of remaining a secure, vigilant, and resilient organization. Our ongoing success depends on protecting our sensitive data, including personal information about our customers and employees. We rely on security awareness training, policies, procedures, and IT systems to protect this information. Success also depends on Rogers continuing to monitor these risks, leveraging external threat intelligence, internal monitoring, reviewing best practices, and implementing controls as required to mitigate them. We have insurance coverage against certain damages related to cybersecurity breaches, intrusions, and attacks, amongst other things.

External threats to the network and our business generally are constantly changing and there is no assurance we will be able to protect the network from all future threats. The impact of such attacks may affect our customer service or our financial results.

PRIVACY

In the evolving digital world, privacy and how organizations are handling personal information is becoming an increasing priority for consumers. Ensuring appropriate governance over this data has become even more critical. As the move to digital transactions has been accelerated by COVID-19, companies continue to gain greater amounts of data on our customers and employees. The nature of the products and services we offer our customers means we are entrusted with a significant amount of personal information. This means that ensuring there are appropriate safeguards and privacy protections in place is a priority for us. We are the stewards of this data and this responsibility is of the utmost importance to us.

Against this backdrop, the Federal Government introduced Bill C-11, the Digital Charter Implementation Act, 2020, which introduces two new federal private sector privacy acts that are the most significant reforms to Canada’s privacy legislation since the Personal Information Protection and Electronic Documents Act (PIPEDA) was first introduced. Bill C-11 introduced the Consumer Privacy Protection Act (CPPA) and the Personal Information and Data Protection Tribunal Act. These acts, if passed, would offer new consumer rights and protections, along with a strong enforcement model.

TECHNOLOGY

New technologies

Our network plans assume the availability of new technology for both wireless and wireline networks, including 5G technology in the wireless industry and future DOCSIS enhancements in the wireline industry. While we work with industry standards bodies and our vendors to ensure timely delivery of new technology, there are no assurances these technologies will be available as and when required. In 2020, Rogers was the first to launch 5G and had the largest 5G network in Canada.

As new technologies become available, we expect a substantial portion of our future revenue growth may come from new and advanced services, and companies such as Rogers will need to continue to invest significant capital resources to develop our networks and implement in an agile framework to meet customers and business timelines. It is possible, however, that there may not be sufficient consumer demand, or that we may not anticipate or satisfy demand for certain products and services or be able to offer

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MANAGEMENT’S DISCUSSION AND ANALYSIS

or market these new products and services successfully to subscribers. If we do not attract subscribers to new products and services profitably or keep pace with changing consumer preferences, we could experience slower revenue growth and increased churn. This could have a material adverse effect on our business, results of operations, and financial condition.

Several technologies have affected the way our services are delivered, including:

•	broadband;
•	IP-based voice, data, and video delivery services;
•	increased use of optical fibre technologies to businesses and residences;
•	broadband wireless access and wireless services using a radio frequency spectrum to which we may have limited or no access; and
•	applications and services using cloud-based technology, independent of carrier or physical connectivity.

These technologies may also lead to significantly different cost structures for users and therefore affect the long-term viability of some of our current technologies. Some of these technologies have allowed competitors to enter our markets with similar products or services at lower costs. These competitors may also be larger, have greater access to financial resources, and have fewer regulatory restrictions than Rogers. Additional competitors with advances in technology, such as high-speed Internet service from low Earth orbit satellite operators like Starlink, may soon enter the Canadian market and could potentially have a material adverse impact on our operations and results.

The continued emergence and growth of subscriber-based satellite and digital radio products could affect AM and FM radio audience listening habits and have a negative effect on the results of our radio stations. Certain audiences are also migrating away from traditional broadcast platforms to the Internet as more video and audio content streaming becomes available.

Reliance on technology

Our technologies, processes, and systems are operationally complex and increasingly interconnected. Further, our businesses depend on IT systems for day-to-day operations and critical elements of our network infrastructure and IT systems are concentrated in various physical facilities. If we are unable to operate our systems, make enhancements to accommodate customer growth and new products and services, or if our systems experience disruptions or failures, it could have an adverse effect on our ability to acquire new subscribers, service customers, manage subscriber churn, produce accurate and timely subscriber invoices, generate revenue growth, and manage operating expenses. This could have an adverse impact on our results and financial position.

Impact of failures on customer service

Customers have high expectations of reliable and consistent performance of our networks. Failure to maintain high service levels and to effectively manage network traffic could have an impact on the customer experience, potentially resulting in an increase in customer churn. Due to the increased demand and traffic on our Internet and wireless networks, there could be capacity and congestion pressures. If our networks or key network components fail, it could, in some circumstances, result in a loss of service for our customers for certain periods and have an adverse effect on our results and our financial position.

We work to protect our networks and our service from the impact of natural disasters and major weather events such as ice storms, wind storms, forest fires, flooding, earthquakes, or landslides where it is necessary and feasible to do so. There are no assurances that a future event will not cause service outages and that such outages would not affect our results. Service disruptions or outages could also affect our operations if not quickly resolved, potentially causing a risk of billing delays or errors. If we fail to have appropriate response strategies and protocols in place to handle service outages in the face of these types of events, they could have an impact on our revenue and our customer experience. Recovering from these disasters could require significant resources and remediation costs, which are difficult to estimate.

COMPETITIVE INTENSITY

Competitive behaviour and market dynamics are continuously changing in our fast-paced industry. There is no assurance that our current or future competitors will not provide services that are superior to ours or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, enter markets in which we operate, or introduce competing services. The federal government also continues to promote competition and affordability, and is committed to universal high-speed Internet for every Canadian by 2030. Any of these factors could increase churn or reduce our business market share or revenue.

The strategic offering of unlimited wireless plans continues to offer greater value to our customers and has helped us take a significant step towards simplifying our products and services. However, depending on economic conditions and the response from our competitors and/or current and potential customers, we may need to extend lower wireless pricing offers to attract new customers and retain existing subscribers. As wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenue, which could slow revenue growth.

Global technology giants continue to ramp up content spending into new markets such as sports media, resulting in increased competition for our Media and Cable business segments. This may result in an increase in subscriber churn as customers now have additional choices of supplementary sources of media content.

In addition, competition is increasing for content programming rights from both traditional linear television broadcasters and online competitors. Online providers are moving towards self-made, self-hosted exclusive content, and may compete for rights more aggressively than expected, such that traditional broadcasters may not gain access to desirable programming. Overall increased competition for content will likely increase costs of programming rights. As broadcasters and distributors sign longer-term agreements to secure programming rights, this could affect the availability of desirable programming rights and result in lower revenue due to a lack of access to these rights. Lower revenue in turn could adversely affect the operating results of our business if we are unable to recover programming investments through advertising revenue and subscription fee increases that reflect the market.

In addition, the CRTC Broadcasting Distribution Regulations do not allow cable operators to obtain exclusive contracts in buildings where it is technically feasible to install two or more transmission systems.

Continued deployments of fibre networks by competitors may lead to an increase in the reach, speed, and stability of their wireline-related services. This could result in an increase in churn pertaining to our wireline business segment services.

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Improvements in the quality of streaming video over the Internet, coupled with increasing availability of television shows and movies online through OTT content providers, has resulted in competition for viewership and increased competition for Canadian cable television service providers. As a result, we have noticed an increase in cord cutting and cord shaving as consumers continue to withdraw from traditional cable services. If advances in technology are made to any alternative Canadian multi-channel broadcasting distribution system, our cable services may face increased competition. In addition, as the technology for wireless Internet continues to develop, it is, in some instances, replacing traditional wireline Internet.

REGULATORY RISKS

Changes in government regulations

Substantially all of our business activities are regulated by ISED Canada and/or the CRTC. Any regulatory changes or decisions could adversely affect our consolidated results of operations. The most significant outstanding regulatory proceedings to our business are:

•	the ongoing review of wholesale Internet costing and pricing (see “Regulation In Our Industry” and “Litigation Risks”);
•	the potential expansion of the MVNO regime (see “Regulation In Our Industry”); and
•	the ongoing objective to reduce the average cost of cellular phone bills by 25% (see “Wireless pricing and operating structure” below).

Regulatory changes or decisions made by these regulators could adversely impact our results on a consolidated basis. This regulation relates to, among other things, licensing and related fees, competition, the cable television programming services we must distribute, wireless and wireline interconnection agreements, the rates we may charge to provide access to our networks by third parties, the resale of our networks and roaming on our networks, our operation and ownership of communications systems, and our ability to acquire an interest in other communications systems. In addition, the costs of providing services may be increased from time to time as a result of compliance with industry or legislative initiatives to address consumer protection concerns or such Internet-related issues as copyright infringement, unsolicited commercial e-mail, cybercrime, and lawful access.

Generally, our licences are granted for a specified term and are subject to conditions on the maintenance of these licences. These licensing conditions and related fees may be modified at any time by the regulators. The regulators may decide not to renew a licence when it expires, and any failure by us to comply with the conditions on the maintenance of a licence could result in a revocation or forfeiture of any of our licences or the imposition of fines. Our cable, wireless, and broadcasting licences generally may not be transferred without regulatory approval.

The licences include conditions requiring us to comply with Canadian ownership restrictions of the applicable legislation. We are currently in compliance with all of these Canadian ownership and control requirements. If these requirements were violated, we would be subject to various penalties, possibly including, in the extreme case, the loss of a licence.

Wireless pricing and operating structure

Implementation of the objective in the Minister for Innovation, Science and Industry’s mandate letter to use all available instruments, including the advancement of the 2019 Telecom Policy Directive, to reduce the average cost of cellular phone bills in Canada by 25%, could negatively impact wireless and Internet plan pricing. The Minister is to work with telecom companies to achieve this objective and to expand MVNOs in the market. The mandate letter further states that if this price target is not achieved within two years, the Minister can expand MVNO qualifying rules and the CRTC mandate on affordable pricing. Any adverse decision in these areas, or other regulatory burdens implemented by the government, could have a material, adverse effect on our financial results and future investments.

Spectrum

Radio spectrum is one of the fundamental assets required to carry on our Wireless business. Our ability to continue to offer and improve current services and to offer new services depends on, among other factors, continued access to, and deployment of, adequate spectrum, including the ability to both renew current spectrum licences and acquire new spectrum licences.

If we cannot acquire and retain needed spectrum, whether due to the government providing favourable spectrum auctions for regional carriers through set asides and lower rates or otherwise, we may not be able to continue to offer and improve our current services and deploy new services on a timely basis, including providing competitive data speeds our customers want. As a result, our ability to attract and retain customers could be adversely affected. In addition, an inability to acquire and retain needed spectrum could affect network quality and result in higher capital expenditures.

Changes to government spectrum fees could significantly increase our payments and therefore materially reduce our net income.

Radio frequency emissions

From time to time, media and other reports have highlighted alleged links between radio frequency emissions from wireless devices (including new 5G technology) and various health concerns, including cancer, and interference with various medical devices, including hearing aids and pacemakers. This may discourage the use of wireless devices or expose us to potential litigation even though there are no definitive reports or studies stating that these health issues are directly attributable to radio frequency emissions. Future regulatory actions may result in more restrictive standards on radio frequency emissions from low-powered devices like wireless devices. We cannot predict the nature or extent of any restrictions.

Obtaining access to support structures and municipal rights of way

To build and support the rollout of 5G, and to continue upgrading our cable network, we must continue to have access to support structures and municipal rights of way to install equipment on municipal poles and buildings, and on First Nations land. We can apply to the CRTC to obtain a right of access under the Telecommunications Act in areas where we cannot secure access to municipal rights of way. Failure to obtain access could increase our costs and adversely affect our business.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The Supreme Court of Canada ruled in 2003, however, that the CRTC does not have the jurisdiction to establish the terms and conditions of accessing the poles of hydroelectric companies. As a result, we normally obtain access under terms established by the provincial utility boards.

On October 30, 2020, the CRTC launched consultations regarding “potential regulatory measures to make access to poles owned by Canadian carriers more efficient”. The CRTC expressed concerns that untimely and costly access to poles owned by Canadian carriers has negative impacts on the deployment of efficient broadband-capable networks, particularly in areas of Canada with limited or no access to such networks. Therefore, the CRTC initiated a proceeding to identify and implement regulatory measures that will make access to such poles more efficient. We are actively participating in the process.

CUSTOMER EXPERIENCE

Creating best-in-class customer experiences is an important strategic priority for us, as we understand that great customer experience is key to our long-term success. Our customers’ loyalty and their likelihood to recommend Rogers are both dependent upon our ability to provide a service experience that meets or exceeds their expectations. We handle many customer interactions annually, ranging from potential new customers making in-store purchases to existing customers calling for technical support and everything in between. We understand that every time a customer uses one of our services, such as making a call on their wireless device, browsing the Internet or watching their favourite show using their Internet or television services, or listening to one of our radio stations, their experience affects all future interactions with the Rogers brand. If our products do not deliver the usage experience our customers expect from us, and if we do not have clear, simple, and fair interactions with our customers, it could cause confusion and frustrate our customers. This could result in the potential for lost sales opportunities and increased churn, both of which could have negative effects on our reputation, results of operations, and financial condition.

RESULTS PERFORMANCE

One of our strategic priorities is to drive profitable growth in all markets we serve. This means we will focus on core growth drivers in each of our businesses, including increasing subscribers and reducing churn, expanding products in our enterprise business, and stabilizing our Media performance. At the same time, our goal is to continue to develop strong capabilities in cost management to support investments that will fuel our future. If we are not successful in achieving these goals, as a result of economic conditions or the competitive landscape, this could negatively impact confidence with investors and external stakeholders, and ultimately our stock price.

TALENT ACQUISITION AND RETENTION

A significant transformation is underway in our industry, and as competition for talent increases, our success is highly dependent on our ability to attract and retain a high-performing, diverse, and engaged workforce, including in key growth areas, such as the network, IT, and digital fields. Our focus must be on providing career and development opportunities, competitive compensation and benefits, fostering an inclusive and diverse workplace, and a great employee experience. Failure to maintain and achieve this focus, and changes to our workforce as a result of factors such as turnover and restructuring, failing to develop internal succession, cost reduction initiatives, ongoing union negotiations, or other events, could have an adverse effect on the customer experience, and as a result our revenue and profitability.

RELIANCE ON THIRD PARTIES

We have outsourcing, managed service, and supplier arrangements with third parties to provide certain essential components of our business operations to our employees and customers. These include, but are not limited to, certain critical infrastructure components and devices; facilities or property management functions; contact centre support; installation and service technicians; network and IT functions; and invoice printing. Some of these essential suppliers are relatively small in number and we have limited operational or financial control over them. If interruptions in these services or at these suppliers occur, it could adversely affect our ability to service our customers. Additionally, in the course of fulfilling service arrangements, third-party service providers must ensure our information is appropriately protected and safeguarded. Failure to do so may affect Rogers through increased regulatory risk, reputational damage, and damage to the customer experience.

FINANCIAL RISKS

Capital commitments, liquidity, debt, and interest payments

Our capital commitments and financing obligations could have important consequences, including:

•

requiring us to dedicate a substantial portion of cash provided by operating activities to pay interest, principal amounts, and dividends, which reduces funds available for other business purposes, including other financial operations;

•	making us more vulnerable to adverse economic and industry conditions;
•	limiting our flexibility in planning for, and reacting to, changes in our business and industry;
•	putting us at a competitive disadvantage compared to competitors who may have more financial resources and/or less financial leverage; or
•	restricting our ability to obtain additional financing to fund working capital and capital expenditures and for other general corporate purposes.

Our ability to satisfy our financial obligations depends on our future operating performance and economic, financial, competitive, and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow in the future and financings may not be available to provide sufficient net proceeds to meet our obligations or to successfully execute our business strategy.

Credit ratings

Credit ratings provide an independent measure of credit quality of a securities issuer and can affect our ability to obtain short- and long-term financing and the terms of the financing. If rating agencies lower the credit ratings on our debt, particularly a downgrade below investment-grade, it could adversely affect our cost of financing and access to liquidity and capital.

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Capital markets

External capital market conditions could affect our ability to make strategic investments and meet ongoing capital funding requirements. Risk factors include a reduction in lending activity, disruptions in capital markets, and regulatory requirements for an increase in bank capitalization, which could either reduce the availability, or increase the cost of capital.

Income taxes and other taxes

We collect, pay, and accrue significant amounts of income and other taxes, such as federal and provincial sales, employment, and property taxes.

We have recorded significant amounts of deferred and current income tax liabilities and expense, and calculated these amounts based on substantively enacted income tax rates in effect at the relevant time. A legislative change in these rates could have a material effect on the amounts recorded and payable in the future.

We provide for income and other taxes based on all currently available information and believe that we have adequately provided for these items. The calculation of applicable taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets, liabilities, and expense, and could, in certain circumstances, result in the assessment of interest and penalties.

While we believe we have paid and provided for adequate amounts of tax, our business is complex and significant judgment is required in interpreting how tax legislation and regulations apply to us.

OTHER RISKS

Economic conditions

Our businesses are affected by general economic conditions and consumer confidence and spending. Recessions, declines in economic activity, and economic uncertainty can erode consumer and business confidence and reduce discretionary spending. Any of these factors can negatively affect us through reduced advertising, lower demand for our products and services, decreased revenue and profitability, and higher churn and bad debt expense. A significant portion of our broadcasting and digital revenue comes from the sale of advertising and is affected by the strength of the economy.

Strategy and business plans

Our strategy is vital to our long-term success. Changing strategic priorities or adding new strategic priorities could compromise existing initiatives and could have a material adverse effect on our business, results of operations, and financial condition.

We develop business plans, execute projects, and launch new ventures to grow our business. If the expected benefits from these do not materialize, this could have a material adverse effect on our business, results of operations, and financial condition.

Our products, services, and networks, in particular Connected Home, rely, in part, on certain vendors. Should our vendors not deliver solutions that operate as intended, our business and financial results could be adversely affected. This may result in subscriber losses, lower revenue, and unfavourable customer satisfaction.

Monitoring and controlling fraudulent activities

As a large company with tens of thousands of employees and a range of desirable and valuable products and services, fraud prevention requires a disciplined program covering governance, exposure identification and assessment, prevention, detection, and reporting. This program must consider corruption and misappropriation of assets by employees and/or external parties. Fraud events can result in financial loss and brand degradation. In addition to unauthorized access to digital boxes and Internet modems, a sample of potential examples of fraud relevant to us include (i) inappropriate use of our cable or wireless networks, (ii) subscription fraud and fraudulent account takeovers for purpose of hardware theft or SIM swapping, (iii) intentional manipulation of financial statements by employees and/or external parties, and (iv) copyright theft and other forms of unauthorized use that undermine the exclusivity of our content offerings.

Unauthorized access to digital boxes or Internet modems

With a significant number of Canadians purchasing illegal pre-loaded set-top boxes and illegally streaming our television products, cord-shaving, cord-cutting and customer churn rates could increase. To address this, we use encryption technology developed and supported by our vendors to protect our cable signals from unauthorized access and to control access to programming based on subscription packages. We also use encryption and security technologies to prevent unauthorized access to our Internet service.

There is no assurance that we will be able to effectively prevent unauthorized decoding of television signals or Internet access in the future. If we are unable to control cable access with our encryption technology, and subscriptions to digital programming, including premium video-on-demand and subscription video-on-demand, this could result in a decline in our Cable revenue.

Legal and ethical compliance

We rely on our employees, officers, Board, suppliers, and other business partners to behave consistently with applicable legal and ethical standards in all jurisdictions in which we operate, including, but not limited to, anti-bribery laws and regulations. Situations where individuals or others, whether inadvertently or intentionally, do not adhere to our policies, applicable laws and regulations, or contractual obligations may expose us to litigation and the possibility of damages, sanctions, and fines, or of being disqualified from bidding on contracts. This may have an adverse effect on our results, financial position, reputation, and brand.

Acquisitions, divestitures, or investments

Acquiring complementary businesses and technologies, developing strategic alliances, and divesting portions of our business are often required to optimally execute our business strategy. Some areas of our operations (and adjacent businesses) are subject to rapidly evolving technologies and consumer usage and demand trends. It is possible that we may not effectively forecast the value of consumer demand or risk of competing technologies resulting in higher valuations for acquisitions or missed opportunities.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Services, technologies, key personnel, or businesses of companies we acquire may not be effectively integrated into our business or service offerings, or our alliances may not be successful. We also may not be able to successfully complete certain divestitures on satisfactory terms, if at all.

Decline of television subscribers in Canada (cord-cutting and cord-shaving)

The number of households that subscribe to television service in Canada continues to decline. Other video offerings available to consumers (for example, direct-to-consumer subscription and free services), as well as piracy, have contributed to this trend. If this decline continues, it could have a material adverse effect on our results of operations.

Migrating from conventional to digital media

Our Media business operates in many industries that can be affected by customers migrating from conventional to digital media, which is driving shifts in the quality and accessibility of data and mobile alternatives to conventional media. We have been shifting our focus towards the digital market. Increasing competition for advertising revenue from digital platforms, such as search engines, social networks, and digital content alternatives, has resulted in advertising dollars migrating from conventional television broadcasters to digital platforms. The impact is greater on conventional over-the-air broadcast networks, such as Citytv and OMNI, which do not have a second revenue stream from subscription revenue. Our Media results could be adversely affected if we are unsuccessful in shifting advertising dollars from conventional to digital platforms.

Our market position in radio and television

Advertising dollars typically migrate to media properties that are leaders in their respective markets and categories, particularly when advertising budgets are tight. Our radio and television properties may not continue performing how they currently perform. Advertisers base a substantial part of their purchasing decisions on ratings data generated by industry associations and agencies. If our radio and television ratings decrease substantially, our advertising sales volumes and the rates that we charge advertisers could be adversely affected.

Climate change

Climate change is an increasingly important consideration in all businesses, including the telecommunications business. Failure of climate change mitigation and adaptation efforts could affect our business through potential disruption of our operations or supply chains, damage to our infrastructure, and the effects on the communities we serve.

Climate change and the environment are drawing more attention through evolving public interest. Many aspects of our operations are subject to evolving and increasingly stringent federal, provincial, and local environmental, health, and safety laws and regulations. Such laws and regulations impose requirements with respect to matters such as the release of substances into the environment, corrective and remedial action concerning such releases, and the proper handling and management of substances. These evolving considerations and more stringent laws and regulations could lead to increased costs for compliance and rising costs of utilities. Failure to recognize and adequately respond could result in fines, regulatory scrutiny, or damage to our reputation or brand.

Controlling shareholder ownership risk

Rogers is a family-founded, family-controlled company. Voting control of Rogers Communications Inc. is held by the Rogers Control Trust (the Trust) for the benefit of successive generations of the Rogers family. The beneficiaries of the Trust are a small group of individuals who are members of the Rogers family, several of whom are also directors of the Board. The trustee is the trust company subsidiary of a Canadian chartered bank.

As at December 31, 2020, private Rogers family holding companies controlled by the Trust owned approximately 98% of our outstanding Class A Shares (2019 – 98%) and approximately 10% of our Class B Non-Voting Shares (2019 – 10%), or in total approximately 29% of the total shares outstanding (2019 – 29%). Only Class A Shares carry the right to vote in most circumstances. As a result, the Trust is able to elect all members of the Board and to control the vote on most matters submitted to a shareholder vote.

LITIGATION RISKS

Wholesale Internet costing and pricing

On August 15, 2019, in Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 – Final rates for aggregated wholesale high-speed access services (Order), the CRTC set final rates for facilities-based carriers’ wholesale high-speed access services, including Rogers’ third-party Internet access (TPIA) service. The Order set final rates for Rogers that are significantly lower than the interim rates that were previously billed and it further determined that these final rates will apply retroactively to March 31, 2016.

We do not believe the final rates set by the CRTC are just and reasonable as required by the Telecommunications Act as we believe they are below cost. On September 13, 2019, Rogers, in conjunction with the other large Canadian cable companies (Cable Carriers), filed a motion for Leave to Appeal pursuant to Section 64(1) of the Telecommunications Act with the Federal Court of Appeal (Court) and an associated motion for an interlocutory Stay of the CRTC Order. On September 27, 2019, the Court granted an Interim Stay suspending the Order until the Court rules on the Cable Carriers’ motion for an interlocutory Stay of the CRTC’s Order pending the Court’s determination of the Cable Carriers’ motion for Leave to Appeal. On November 22, 2019, the Court granted Leave to Appeal and an interlocutory Stay of the CRTC Order. The appeal was heard in June 2020. On September 10, 2020, the Court dismissed the Cable Carrier’s appeal and simultaneously vacated the interlocutory Stay previously granted. On September 28, 2020, the CRTC issued a Stay of Order 2019-288 (CRTC Stay) pending review of the appropriateness of the rates established in the Order. On November 12, 2020, the Cable Carriers filed a motion for Leave to Appeal the Court’s decision with the Supreme Court of Canada. The Supreme Court of Canada dismissed the request for Leave on February 25, 2021 without reasons.

Due to the CRTC Stay, and the significant uncertainty surrounding both the outcome and the amount, if any, we could ultimately have to repay to the resellers, we have not recorded a liability for this contingency at this time. The CRTC’s order as drafted would have

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resulted in a refund of amounts previously billed to the resellers of approximately $210 million, representing the impact on a retroactive basis from March 31, 2016 to December 31, 2020. We estimate the ongoing impact would be between $10 and $15 million per quarter.

System access fee – Saskatchewan

In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out” class proceeding. This second proceeding was ordered conditionally stayed on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced, corresponding claims were filed in multiple jurisdictions across Canada. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 fee

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Other claims

There are certain other claims and potential claims against us. We do not expect any of these, individually or in the aggregate, to have a material adverse effect on our financial results.

Outcome of proceedings

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If circumstances change and it becomes probable that we will be held liable for claims against us and such claim is estimable, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2020, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, pursuant to Rule 13a-15 promulgated under the US Securities Exchange Act of 1934, as amended. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at that date.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting.

Our internal control system is designed to give management and the Board reasonable assurance that our financial statements are prepared and fairly presented in accordance with IFRS as issued by the IASB. The system is intended to provide reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are reliable. Management also takes steps to assure the flow of information and communication is effective, and monitors performance and our internal control procedures.

Management assessed the effectiveness of our internal control over financial reporting as at December 31, 2020, based on the criteria set out in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and concluded that it was effective at that date. Our independent auditors, KPMG LLP, have issued an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. This report is included in our 2020 Audited Consolidated Financial Statements filed on SEDAR (sedar.com).

All internal control systems, however, no matter how well designed, have inherent limitations, and even systems that have been determined to be effective can only provide reasonable assurance about the preparation and presentation of financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

There have been no changes in 2020 that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Regulation In Our Industry

Our business, except for the non-broadcasting operations of Media, is regulated by two groups:

•	ISED Canada on behalf of the Minister of Innovation, Science and Industry; and
•	the CRTC, under the Telecommunications Act and the Broadcasting Act.

Regulation relates to the following, among other things:

•	wireless spectrum and broadcasting licensing;
•	competition;
•	the cable television programming services we must, and can, distribute;
•	wireless and wireline interconnection agreements;
•	rates we can charge third parties for access to our network;
•	the resale of services on our networks;
•	roaming on our networks and the networks of others;
•	ownership and operation of our communications systems; and
•	our ability to acquire an interest in other communications systems.

Regulatory changes or decisions can adversely affect our results of operations.

Our costs of providing services may increase from time to time as we comply with industry or legislative initiatives to address consumer protection concerns or Internet-related issues like copyright infringement, unsolicited commercial e-mail, cybercrime, and lawful access.

Generally, our spectrum and broadcast licences are granted for a specified term and are subject to conditions for maintaining these licences. Regulators can modify these licensing conditions at any time, and they can decide not to renew a licence when it expires. If we do not comply with the conditions, a licence may be forfeited or revoked, or we may be fined.

The licences have conditions that require us, amongst other things, to comply with Canadian ownership restrictions of the applicable legislation. We are currently in compliance with these conditions. If we violate the requirements, we would be subject to various penalties, including the loss of a licence in extreme cases.

Cable, wireless, and broadcasting licences generally cannot be transferred without regulatory approval.

CANADIAN BROADCASTING AND TELECOMMUNICATIONS OPERATIONS

The CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting and telecommunications system. Our Canadian broadcasting operations – including our cable television systems, radio and television stations, and specialty services – are licensed (or operated under an exemption order) and regulated by the CRTC under the Broadcasting Act.

The CRTC is also responsible under the Telecommunications Act for the regulation of telecommunications carriers, including:

•	Wireless’ mobile voice and data operations; and
•	Cable’s Internet and telephone services.

Our cable and telecommunications retail services are not currently subject to price regulation, other than our affordable entry-level basic cable television service ordered by the CRTC and introduced in 2016, as the CRTC believes there is enough competition for these services provided by other carriers to protect the interests of users and has forborne from regulating them. Regulations can and do, however, affect the terms and conditions under which we offer these services.

SPECTRUM LICENCES

ISED Canada sets technical standards for telecommunications under the Radiocommunication Act (Canada) (Radiocommunication Act) and the Telecommunications Act. It licences and oversees:

•	the technical aspects of the operation of radio and television stations;
•	the frequency-related operations of cable television networks; and
•	spectrum for wireless communications systems in Canada.

ROYALTIES

The Copyright Board of Canada (Copyright Board) oversees the administration of copyright royalties in Canada and establishes the royalties to be paid for the use of certain copyrighted works. It sets the copyright tariff royalties that Canadian broadcasting undertakings, including cable, radio, television, and specialty services, pay to copyright collectives.

BILLING AND CONTRACTS

Manitoba, Newfoundland and Labrador, Ontario, and Quebec have enacted consumer protection legislation for wireless, wireline, and Internet service contracts. This legislation addresses the content of such contracts, the determination of the early cancellation fees that can be charged to customers, the use of security deposits, the cancellation and renewal rights of customers, the sale of prepaid cards, and the disclosure of related costs. Rogers is also currently subject to the CRTC Wireless Code, the CRTC Television Service Provider Code of Conduct that became effective on September 1, 2017, and the CRTC Internet Code that became effective on January 31, 2020. See “CRTC Wireless Code” and “CRTC Internet Code” for more information.

FOREIGN OWNERSHIP AND CONTROL

Non-Canadians can own and control, directly or indirectly:

•	up to 33.3% of the voting shares and the related votes of a holding company that has a subsidiary operating company licenced under the Broadcasting Act, and
•	up to 20% of the voting shares and the related votes of the operating licensee company may be owned and controlled directly or indirectly by non-Canadians.

Combined, these limits can enable effective foreign control of up to 46.7%.

The chief executive officer and 80% of the members of the board of directors of the operating licensee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or the licensee company level. Neither the Canadian carrier nor its parent may be otherwise controlled in fact by non-Canadians. Subject to appeal to the federal Cabinet, the CRTC has the jurisdiction to determine as a question of fact whether a given licensee is controlled by non-Canadians.

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Pursuant to the Telecommunications Act and associated regulations, the same rules also apply to Canadian telecommunications carriers such as Wireless, except that there is no requirement that the chief executive officer be a resident Canadian. We believe we are in compliance with the foregoing foreign ownership and control requirements.

On June 29, 2012, Bill C-38 amending the Telecommunications Act passed into law. The amendments exempt telecommunications companies with less than 10% of total Canadian telecommunications market measured by revenue from foreign investment restrictions. Companies that are successful in growing their market shares in excess of 10% of total Canadian telecommunications market revenue other than by way of merger or acquisitions will continue to be exempt from the restrictions.

CRTC REVIEW OF BASIC TELECOMMUNICATIONS SERVICES

After an extensive proceeding examining which telecommunications services Canadians require to participate meaningfully in the digital economy and the CRTC’s role in ensuring the availability of affordable basic telecommunications services to all Canadians, the CRTC released Telecom Regulatory Policy CRTC 2016-496, Modern telecommunications services – The path forward for Canada’s digital economy, on December 21, 2016.

The CRTC set as its universal service objective that Canadians, in urban areas as well as in rural and remote areas, have access to voice services and broadband Internet access services, on both fixed and mobile wireless networks. To measure the successful achievement of this objective, the CRTC has established several criteria, including:

•

90% of Canadian residential and business fixed broadband Internet access service subscribers should be able to access speeds of at least 50 Mbps download and 10 Mbps upload, and to subscribe to a service offering with an unlimited data allowance by 2021, with the remaining 10% of the population receiving such service by 2031; and

•	the latest generally deployed mobile wireless technology should be available not only in Canadian homes and businesses, but on as many major transportation roads as possible in Canada.

To help attain the universal service objective, the CRTC will begin to shift the focus of its regulatory frameworks from wireline voice services to broadband Internet access services. As such, the following services that form part of the universal service objective are considered basic telecommunications services within the meaning of subsection 46.5(1) of the Telecommunications Act:

•	fixed and mobile wireless broadband Internet access services; and
•	fixed and mobile wireless voice services.

To assist in extending broadband into under-served rural and remote locations, the CRTC stated that it would establish a new broadband fund to which all entities providing Internet services in Canada must contribute. The specifics of the fund, including guiding principles, fund design, and assessment criteria, were established in Telecom Regulatory Policy CRTC 2018-377, Development of the Commission’s Broadband Fund, released on September 27, 2018. Two calls for applications occurred in 2019. 2020 marks the first year of payments into the fund, with a maximum funding level of $100 million in the first year of implementation. This level will increase by $25 million annually over the following four years to reach an annual cap of $200 million, with the incremental increases in years four and five contingent on a review of the fund in the third year to ensure it is being managed efficiently and is achieving its intended purpose.

A percent of revenue levy has been applied on wireline and wireless voice revenues since 2000 to support providing voice service to designated high-cost local voice serving area and to provide a national video relay service (VRS). In 2019, a 0.52% levy on wireline and wireless voice revenues generated $94.2 million in subsidies. The voice service subsidy component is declining year-over-year because in Telecom Regulatory Policy CRTC 2018-213, Phase-out of the local voice service subsidy regime, the CRTC determined that the current $115 million local service subsidy for incumbent local telephone company high-cost serving areas would be phased out in six equal increments between 2019 and 2021 such that the voice subsidy will be eliminated by the end of 2021.

For 2020, the $100 million funding requirements of the Broadband Fund will be added to the voice and VRS requirements, resulting in an increased projected subsidy requirement of $170.7 million per Telecom Decision CRTC 2019-395, Final 2019 revenue-percent charge and related matters, released on December 4, 2019. The percent of revenue levy currently applied to wireline and wireless voice revenues will be extended to also apply to Internet and texting revenue and is set for 2020 on an interim basis at 0.45% on this expanded revenue base, subject to finalization based on actual revenues in late 2020.

CANADA’S ANTI-SPAM LEGISLATION

Canada’s anti-spam legislation was passed into law on December 15, 2010 and came into force on July 1, 2014. Sections of such legislation related to the unsolicited installation of computer programs or software came into force on January 15, 2015. A private right of action that was to come into place under the legislation effective July 1, 2017 was deferred. We believe we are in compliance with this legislation.

MANDATORY NOTIFICATION OF PRIVACY BREACHES

On June 18, 2015, Bill S-4 – the Digital Privacy Act was passed into law. It made several amendments to PIPEDA, including the introduction of mandatory breach notification rules that came into force on November 1, 2018. Businesses must now notify impacted individuals and the federal Privacy Commissioner of a privacy breach where it is reasonable to believe the breach creates a real risk of significant harm to the individual. Notification must be completed as soon as feasible after it is determined a breach occurred. Businesses must also keep records of breaches and provide these records to the Privacy Commissioner upon request. The Privacy Commissioner may also launch an investigation or audit based on the information contained in the breach report. Failure to provide notification or maintain records could result in fines up to $100,000 per violation. In late 2019, the Privacy Commissioner conducted a review of breach reporting among seven telecommunications services providers, issuing a report with recommendations for best practices for industry.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

GOVERNMENT OF CANADA REVIEW OF TELECOMMUNICATIONS AND BROADCASTING ACTS

On November 17, 2020, ISED Canada Minister Bains introduced Bill C-11, the Digital Charter Implementation Act, 2020, which introduces two new federal private sector privacy acts, the CPPA and the Personal Information and Data Protection Tribunal Act. These acts are the most significant reforms to Canada’s privacy legislation and if passed will offer new consumer rights and protections and introduce a strong enforcement model. PIPEDA will be separated, with the Electronic Documents Act standing alone and the remainder being replaced by the CPPA.

In addition to new consumer rights, such as the right to withdraw consent, the right for data deletion or destruction, and the right for data mobility when leaving one service provider for another, the most significant change is the introduction of the new enhanced powers for the Office of the Privacy Commissioner of Canada (OPC). Under the CPPA, the OPC will be able to recommend monetary penalties for non-compliance. At their highest, penalties can be the greater of 5% of gross global revenue or $25 million. The Bill is at second reading and has not been studied by committee yet.

GOVERNMENT OF CANADA TABLING OF AMENDMENTS TO THE BROADCASTING ACTS

On October 30, 2020, based on the feedback provided by the Broadcasting and Telecommunications Legislative Review Panel, the Federal Government tabled Bill C-10, An Act to amend the Broadcasting Act and to make related and consequential amendments to other Acts. The purported goal of Bill C-10 is to support Canada’s cultural policy objectives of producing Canadian stories in the midst of a changing broadcasting landscape. The main amendments would subject online streaming services to CRTC regulation as well as give administrative monetary penalty powers to the CRTC in order to enforce the new and existing requirements. The CRTC will decide how the new regulatory regime is to be implemented subject to the guidance that would be provided by the Government in a policy direction to be issued when (and if) the Bill is passed.

WIRELESS

3500 AND 3800 MHZ SPECTRUM LICENCE BANDS

In December 2014, ISED Canada released its policy changes to the 3500 MHz spectrum band. The 3500 MHz band will be reallocated for mobile services (it is currently only licensed for fixed wireless access in Canada). The band will eventually be relicensed on a flexible-use basis whereby licensees will be permitted to determine the extent to which they will implement fixed and/or mobile services in the band in a given geographic area.

On June 6, 2018, ISED Canada released its Consultation on Revisions to the 3500 MHz Band to Accommodate Flexible Use and Preliminary Consultation on Changes to the 3800 MHz Band. The 3500 MHz band is viewed as key spectrum to support 5G technologies. In its consultation documents, ISED Canada proposed two options for claw back of existing spectrum licences.

Rogers and others filed their comments on the consultation document on July 12, 2018. Reply comments were filed on August 10, 2018. In its Spectrum Outlook 2018 to 2022, also released on June 6, 2018, ISED Canada anticipated that 3500 MHz spectrum would be released for flexible use in late 2020 following an auction in 2020.

On June 6, 2019, ISED Canada released its Decision on its Consultation on Revisions to the 3500 MHz Band to Accommodate Flexible Use and Preliminary Consultation on Changes to the 3800 MHz Band. The Decision determined that ISED Canada will issue flexible use licences in a 200 MHz frequency range from 3450-3650 MHz. Existing wireless licensees in this range that meet all of their conditions of licence will be eligible to be issued flexible use licences covering the same geographic area for the following spectrum amounts:

•	any licensee that holds 75 MHz of existing spectrum or more will be eligible to apply for 60 MHz;
•	any licensee that holds 50 MHz of existing spectrum will be eligible to apply for 50 MHz; and
•	all other licensees will be eligible to apply for 20 MHz.

Rogers and Bell previously held 3500 MHz spectrum licences across the country in Inukshuk, a partnership between the two companies. Inukshuk held between 100-175 MHz of 3500 MHz spectrum in most major urban markets in Canada. Because Inukshuk held 75 or more MHz of 3500 MHz spectrum in each of the top 10 service areas in Canada by population, it was eligible to retain 60 MHz in those areas. As of September 25, 2020 Rogers and Bell unwound Inukshuk and transferred to each partner 50% of Inukshuk’s 3500 MHz holdings. As such, in accordance with the Decision and the transfer, Rogers in effect, will retain 30 MHz of 3500 MHz spectrum licences for re-designation to flexible use licences in each of the top 10 service areas in Canada by population.

ISED Canada will only begin issuing flexible use licences in the 3500 MHz band after the conclusion of the auction process. On March 5, 2020, ISED Canada released its Policy and Licensing Framework for Spectrum in the 3500 MHz Band following the consultation, establishing the rules and timelines for the 3500 MHz spectrum licence auction. The framework set aside up to 50 MHz of the spectrum available for auction (i.e. after existing holders’ retained spectrum is deducted from the 200 MHz in the band) for carriers other than the three national carriers, Rogers, Bell, and Telus. The auction will commence on June 15, 2021.

The Decision further announced that ISED Canada will launch a future consultation to address potential changes to the spectrum utilization policy, band plans, and the technical and policy considerations to optimize the use of the 3700-4200 MHz bands in support of a future spectrum release currently planned to take place in 2022 to support 5G wireless technologies deployment. This proceeding, Consultation on the Technical and Policy Framework for the 3650-4200 MHz Band and Changes to the Frequency Allocation of the 3500-3650 MHz Band, was launched in August 2020 with initial submissions filed on October 26, 2020 and reply comments filed on November 30, 2020. It will establish the guidelines for the allocation of frequencies between 3650 MHz and 4200 MHz. A decision is expected in 2021.

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WHOLESALE DOMESTIC WIRELESS ROAMING RATES TERMS & CONDITIONS AND RATES

On May 5, 2015, the CRTC released Telecom Regulatory Policy 2015-177, Regulatory framework for wholesale mobile wireless services. The CRTC determined it is necessary to regulate the rates that Rogers and two of its competitors (Bell and Telus) charge other Canadian wireless carriers for domestic GSM-based wholesale roaming. Pending its final determination on the proposed tariffs, the CRTC approved, on an interim basis, a maximum rate for each of GSM-based voice, text, and data wholesale roaming provided by Bell, Rogers, and Telus across their respective networks to other Canadian wireless carriers. These rates were replaced when the CRTC gave interim approval to the proposed cost-based tariffs filed by the carriers on December 3, 2015 and made these interim rates effective November 23, 2015. The CRTC process to establish final rates extended into 2018.

The CRTC further determined that it is not appropriate to mandate wholesale MVNO access.

Finally, the CRTC determined that the regulatory measures established in the decision would remain in place for a minimum of five years, during which time the CRTC will monitor competitive conditions in the mobile wireless market.

On March 22, 2018, the CRTC released Telecom Order 2018-99, Wholesale mobile wireless roaming service tariffs – Final rates, establishing the final wholesale tariffs that Rogers, Bell, and Telus may charge any of the non-national carriers for roaming. The final rates were made retroactive to May 5, 2015. This decision did not have a material impact on our financial results.

On July 20, 2017, prompted by Order in Council P.C. 2017-0557, the CRTC initiated a proceeding (Telecom Notice of Consultation CRTC 2017-259, Reconsideration of Telecom Decision 2017-56 regarding final terms and conditions for wholesale mobile wireless roaming service) to reconsider its earlier decision maintaining the integrity of domestic roaming agreements and instead consider expanding the scope of the wholesale roaming regime to explore innovative business models and technological solutions that could result in more meaningful choices for Canadian consumers, especially those with low incomes. The specific issue was to reconsider the exclusion of public WiFi networks from the definition of “home network” that disqualifies such networks from roaming rights.

On March 22, 2018, the CRTC released Telecom Decision 2018-97, Reconsideration of Telecom Decision 2017-56 regarding final terms and conditions for wholesale mobile wireless roaming service. The CRTC maintained its policy of facilities-based competition, while confirming its original decision in Telecom Decision 2017-56, Wholesale mobile wireless roaming service tariffs – Final terms and conditions, to exclude public WiFi networks from the definition of “home network” and not mandate wholesale access to wireless networks. The CRTC also announced that the five-year review of the wireless wholesale regime established in Telecom Regulatory Policy 2015-177, Regulatory framework for wholesale mobile wireless services, would start by March 2019. The CRTC further initiated a new public proceeding (Telecom Notice of Consultation 2018-98, Lower-cost data-only plans for mobile wireless services), requiring Rogers, Bell, and Telus to file proposed lower-cost data-only plans.

On December 17, 2018, in Telecom Decision CRTC 2018-475, Lower-cost data-only plans for mobile wireless services, the CRTC approved the plans proposed by Rogers, Bell, and Telus, stating that the introduction of these lower-cost data-only plans will assist in addressing a previously identified gap in the market by bringing a variety of new plans to the market within 90 days that were not previously available, with a mix of prices and data capacities, on both a prepaid and postpaid basis, and on both the 3G and LTE networks. Rogers introduced its plans in March 2019.

TRANSFERS, DIVISIONS, AND SUBORDINATE LICENSING OF SPECTRUM LICENCES

In June 2013, ISED Canada released Framework Relating to Transfers, Divisions and Subordinate Licensing of Spectrum Licences for Commercial Mobile Spectrum. The Framework lays out the criteria ISED Canada will consider and the processes it will use when it reviews spectrum licence transfers, including prospective transfers that could arise from purchase or sale options and other agreements. Key items to note are that:

•

ISED Canada will review all spectrum transfer requests, and will not allow any that result in “undue spectrum concentration” and reduced competition. Decisions will be made on a case-by-case basis and will be issued publicly to increase transparency; and

•

licensees must ask for a review within 15 days of entering into any agreement that could lead to a prospective transfer. ISED Canada will review the agreement as though the licence transfer that could arise from it has been made.

CRTC WIRELESS CODE OF CONDUCT

In June 2013, the CRTC issued its Wireless Code of Conduct (Wireless Code) that came into effect in December 2013. The Wireless Code imposes several obligations on wireless carriers, including maximum contract term length, roaming bill caps, device unlocking requirements, and contract summaries. It also lays out the rules for device subsidies and early cancellation fees. Under the Wireless Code, if a customer cancels a contract early, carriers can only charge the outstanding balance of the device subsidy they received, which decreases by an equal amount every month over no more than 24 months.

On June 15, 2017, the CRTC released its decision on the three-year review of the Wireless Code (Telecom Regulatory Policy CRTC 2017-200, Review of the Wireless Code). The CRTC determined that as of December 1, 2017, all individual and small business wireless service customers will have the right to have their cellular phones and other mobile devices unlocked, free of charge, upon request. In addition, all newly purchased devices must be provided unlocked from that day forward. The CRTC also determined that for family or shared plans (multi-line plans), the account holder must, by default, be the one who consents to data overage and data roaming charges beyond the established caps ($50 and $100 per month, respectively). Wireless service providers may, however, allow account holders to authorize other users on a family or shared plan to consent to additional charges. The CRTC also made clear that in all instances, the caps apply on a per account basis, regardless of the number of devices, for multi-line plans and individual lines on the account.

In July 2019, Rogers introduced wireless device financing agreements with both 24- and 36-month terms. On August 30, 2019, the CRTC initiated Telecom Notice of Consultation CRTC 2019-309, Show cause proceeding and call for comments – The

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Wireless Code – Device financing plans, to consider whether device financing plans, including those with terms longer than 24 months, are compliant with the Wireless Code. We voluntarily ceased offering device financing. arrangements with terms greater than 24 months at that time. Final reply submissions were filed on October 29, 2019. On March 4, 2021, the CRTC released Telecom Decision CRTC 2021-98, Wireless Code - Application to device financing plans, confirming that the Wireless Code does apply to device financing plans sold with a wireless service plan and that device financing plans must comply with all relevant protections of the Wireless Code. The CRTC also established that device financing plans are similar to device subsidies when determining early cancellation fees under the Wireless Code

TOWER SHARING POLICY

In March 2013, ISED Canada released Revised Frameworks for Mandatory Roaming and Antenna Tower and Site Sharing, concluding a consultation initiated in 2012. It sets out the current rules for tower and site sharing, among other things. The key terms of the tower and site sharing rules are:

•	all holders of spectrum licences, radio licences, and broadcasting certificates must share towers and antenna sites, where technically feasible, at commercial rates; and
•	the timeframe for negotiating agreements is 60 days, after which arbitration according to ISED Canada arbitration rules will begin.

In Telecom Regulatory Policy 2015-177, Regulatory framework for wholesale mobile wireless services, released in May 2015, the CRTC determined that it would not mandate or require general wholesale tariffs for tower and site sharing. At the same time, it determined that its existing powers and processes are sufficient to address tower and site sharing disputes related to rates, terms, and conditions. As a result, carriers may use the arbitration process established by ISED Canada, or they may request the CRTC to intervene in the event that tower and site sharing negotiations fail.

POLICY DIRECTION TO THE CRTC ON TELECOMMUNICATIONS

On February 26, 2019, the Minister of Innovation, Science and Economic Development tabled a Proposed Order Issuing a Direction to the CRTC on Implementing the Canadian Telecommunications Policy Objectives to Promote Competition, Affordability, Consumer Interests and Innovation. The Direction signals the government’s intention to require the CRTC to consider competition, affordability, consumer interests, and innovation in its telecommunications decisions and to demonstrate to Canadians in those decisions that it has done so.

On June 17, 2019, the Order Issuing a Direction to the CRTC on Implementing the Canadian Telecommunications Policy Objectives to Promote Competition, Affordability, Consumer Interests and Innovation came into effect after review and revision. It requires the CRTC to consider competition, affordability, consumer interests, and innovation in its telecommunications decisions and to demonstrate to Canadians in those decisions that it has done so.

CRTC REVIEW OF MOBILE WIRELESS SERVICES

On February 28, 2019, through Telecom Notice of Consultation CRTC 2019-57, Review of mobile wireless services, the CRTC initiated its five-year review to examine the state of the mobile wireless market and to determine whether further action is required to improve choice and affordability for Canadians. After extensive written submissions were filed in 2019, a two-week oral hearing began on February 18, 2020. Final written submissions were filed on July 15, 2020; a final decision from the CRTC will follow. Any adverse decision regarding the items being reviewed in the proceeding could have a material, adverse effect on our financial results and future investments.

CABLE

DIFFERENTIAL PRICING RELATED TO INTERNET DATA PLANS

On April 20, 2017, the CRTC released Telecom Regulatory Policy CRTC 2017-104, Framework for assessing the differential pricing practices of Internet service providers, setting out the evaluation criteria it will apply to determine whether a specific differential pricing practice complies with subsection 27(2) of the Telecommunications Act on a case-by-case basis, as follows:

•	the degree to which the treatment of data is agnostic (i.e., data is treated equally regardless of its source or nature);
•	whether the offering is exclusive to certain customers or certain content providers;
•	the impact on Internet openness and innovation; and
•	whether there is financial compensation involved.

Of these criteria, the degree to which data is treated agnostically will generally carry the most weight. The overriding expectation is that all content and applications will be treated in a neutral manner. Zero-rating of account management functions (e.g., monitoring of Internet data usage or the payment of bills online) will generally be permitted.

WHOLESALE INTERNET COSTING AND PRICING

On March 31, 2016, the CRTC released its decision on the review of costing inputs and the application process for existing wholesale high-speed access services (HAS) that provide for a single provincial point of interconnection, but which are not available over FTTH access facilities (Telecom Decision CRTC 2016-117, Review of costing inputs and the application process for wholesale high-speed access). The CRTC determined that wholesale telecom rates paid by competitive telecom providers were no longer appropriate, and required all wholesale HAS providers to file new cost studies with proposed rates for final approval. The CRTC further determined that all wholesale Internet rates that were currently approved were to be made interim as of the date of the decision. The CRTC will assess the extent to which, if at all, retroactivity will apply when new cost studies are submitted in support of revised wholesale high-speed access service rates. On June 30, 2016, we filed our new cost studies with the CRTC, which detailed our proposed rates.

On October 6, 2016, the CRTC issued Telecom Order 2016-396, Tariff notice applications concerning aggregated wholesale high-speed access services – Revised interim rates, significantly reducing existing interim rates for the capacity charge tariff component of wholesale HAS pending approval of final rates. The interim rate reductions took effect immediately. The CRTC will assess the extent to which, if at all, retroactivity will apply when wholesale HAS rates are set on a final basis.

On August 15, 2019, in Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 – Final rates for

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aggregated wholesale high-speed access services (Order), the CRTC set final rates for facilities-based carriers’ wholesale HAS, including Rogers’ TPIA service. The Order set final rates for Rogers that are significantly lower than the interim rates that were previously billed and it further determined that these final rates will apply retroactively to March 31, 2016. We do not believe the final rates set by the CRTC are just and reasonable as required by the Telecommunications Act as we believe they are below cost.

On September 13, 2019, Rogers, in conjunction with the other large Canadian cable companies (Cable Carriers), filed a motion for Leave to Appeal pursuant to Section 64(1) of the Telecommunications Act with the Federal Court of Appeal (Court) and an associated motion for an interlocutory Stay of the CRTC Order. On September 27, 2019, the Court granted an Interim Stay suspending the Order until the Court ruled on the Cable Carriers’ motion for an interlocutory Stay of the CRTC’s Order pending the Court’s determination of the Cable Carriers’ motion for Leave to Appeal. On November 22, 2019, the Court granted Leave to Appeal and an interlocutory Stay of the CRTC Order. The appeal was heard in June 2020. On September 10, 2020, the Court dismissed the Cable Carriers’ appeal and simultaneously vacated the interlocutory Stay previously granted.

On November 13, 2019, Rogers, again in conjunction with the other Cable Carriers, filed an appeal of the Order with the Federal Cabinet, pursuant to Section 12(1) of the Telecommunications Act, asking the Cabinet to order the CRTC to reconsider its August 15, 2019 decision in conjunction with the CRTC’s previously announced review of the entire wholesale regulatory framework. We also asked that the Cabinet order the CRTC to take Canada’s broader telecommunications policy objectives into account as part of the reconsideration and review. Finally, we asked that the Cabinet vary the August 15, 2019 decision by cancelling the windfall granted to the resellers and making the final wholesale rates that the CRTC establishes, after reconsidering its decision, applicable only on a forward-looking basis. This would substantially reduce the regulatory uncertainty arising from the decision. On August 15, 2020, the Federal Cabinet recognized that the final rates did not always appropriately balance the policy objectives of the wholesale network and were concerned that they would undermine investment in high-quality networks. They however decided not to refer the matter back to the CRTC, given that the matter was already before them as a result of the review and vary application filed by Rogers and the other Cable Carriers.

On December 13, 2019, Rogers, again in conjunction with the other Cable Carriers, filed an Application with the CRTC seeking review and variance and stay of the Order pursuant to sections 27(1), 61(2), and 62 of the Telecommunications Act, Part 1 of the Canadian Radio-television and Telecommunications Commission Rules of Practice and Procedure, and Telecommunications Information Bulletin CRTC 2011-214, Revised Guidelines for review and vary applications. Specifically, we seek:

a)

review and variance of the methodology and the resulting rates approved for the Cable Carriers’ aggregated wholesale HAS in the CRTC Order in conjunction with the CRTC’s planned review of its approach to setting the rates for wholesale telecommunications services generally;

b)	review and variance of the determination in the Order regarding retroactivity such that any new wholesale rates for
Cable Carrier HAS services apply only on a prospective basis; and
c)

in the event that the interlocutory stay of the Order granted by the Federal Court of Appeal is terminated or varied, an interim stay of the Order pending completion of the Commission’s determinations in respect of both (a) and (b) above.

On September 28, 2020, the CRTC issued a Stay of Order 2019-288 pending review of the appropriateness of the rates established in the Order. On November 12, 2020, Rogers, again in conjunction with the other Cable Carriers, filed a motion for Leave to Appeal the Court’s decision with the Supreme Court of Canada. The Supreme Court of Canada dismissed the request for Leave on February 25, 2021 without reasons.

CRTC INTERNET CODE

On July 31, 2019, the CRTC released Telecom Regulatory Policy CRTC 2019-269, The Internet Code, establishing a mandatory code of conduct (Code) for large facilities-based ISPs that applies to the companies’ provision of fixed wireline Internet access services to individual customers. As is the case for the Wireless, Deposit and Disconnection, and Television Service Provider Codes already in place, the Commission for Complaints for Telecom-television Services Inc. (CCTS) will administer the Code. The Code came into effect on January 31, 2020.

CRTC REVIEW OF WHOLESALE WIRELINE TELECOMMUNICATIONS SERVICES

On July 22, 2015, the CRTC released its decision on the regulatory framework for wholesale wireline services (Telecom Regulatory Policy 2015-326, Review of wholesale wireline services and associated policies), determining which wireline services, and under what terms and conditions, facilities-based telecommunications carriers must make available to other telecommunications service providers, such as resellers. The CRTC determined that wholesale high-speed access services, which are used to support retail competition for services, such as local phone, television, and Internet access, would continue to be mandated. The provision of provincially aggregated services, however, would no longer be mandated and would be phased out in conjunction with the implementation of a disaggregated service with connections at telephone company central offices and cable company head-ends. The requirement to implement disaggregated wholesale high-speed access services will include making them available over fibre-to-the-premises (FTTP) access facilities. Regulated rates will continue to be based on long-run increment cost studies.

On September 20, 2016, the CRTC released Telecom Decision CRTC 2016-379, Follow-up to Telecom Regulatory Policy 2015-326 – Implementation of a disaggregated wholesale high-speed access service, including over fibre-to-the premises access facilities, addressing the technical implementation of new, disaggregated, high-speed access TPIA, a service that will provide access to FTTP facilities as ordered in the CRTC’s July 22, 2015 ruling. The decision is consistent with the positions submitted by Rogers in our filings. Proposed tariffs and supporting cost studies for the new service were filed on January 9, 2017, with further information filed later in 2017 and 2018. A decision on final rates was anticipated in 2020 but was temporarily suspended on June 11, 2020 by CRTC Telecom Notice of Consultation 2020-187, Call for comments – Appropriate network configuration for

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disaggregated wholesale high-speed access services. Initial comments for this proceeding were filed on October 5, 2020 and reply comments were filed on December 7, 2020.

CRTC REVIEW OF LOCAL AND COMMUNITY PROGRAMMING

On June 15, 2016, the CRTC released Broadcasting Regulatory Policy CRTC 2016-224, Policy framework for local and community television. The CRTC created a new model for BDU contributions to Canadian programming that took effect on September 1, 2017. Annual contributions will remain at 5% of annual gross broadcasting revenues; however, of that amount, in all licensed cable systems, up to 1.5% (rather than the previous 2%) can be used to fund community channel programming. Of this revenue, 0.3% must now go to a newly created Independent Local News Fund for independently owned local TV stations, and the remaining funding will continue to go to the Canada Media Fund and independent production funds. This decision provides the flexibility for BDUs that operate community channels in large markets (Montreal, Toronto, Edmonton, Calgary, and Vancouver) to now direct their community channel revenues from those markets to fund either community channel programming in smaller markets, or to fund local news on TV stations (such as Citytv, in the case of Rogers). Rogers has closed its Greater Toronto Area community channels and redirected these revenues.

TELEVISION SERVICES DISTRIBUTION

On March 19, 2015, the CRTC released the third of its decisions related to its Let’s Talk TV proceeding. The CRTC ordered distributors to offer customers an option for a small basic service consisting only of Canadian local channels (local radio is optional), national mandatory services, community and provincial legislature channels, and, should they wish, US 4+1 networks beginning March 1, 2016. The retail rate for this entry-level service will be capped at $25 per month (excluding equipment). Effective March 1, 2016, we began offering a small basic service consisting of Canadian local channels, national mandatory services, community and provincial legislature channels, and the US 4+1 networks.

The CRTC also adopted phased-in requirements for selling channels to customers “à la carte” and as part of “pick-packs”. All channels above the basic tier must be offered on an à la carte basis and in smaller, reasonably priced packages as of December 2016. As a BDU, we are permitted to continue to offer our existing basic service and programming packages. The CRTC also revised its existing “preponderance” rule so that consumers will have to be offered, but will not have to receive, a majority of Canadian services.

A number of changes to the Wholesale Code (formerly the Vertical Integration (VI) Code) addressing, amongst other matters, penetration-based rate cards and minimum guarantees were also made. All licensed programmers and BDUs are to comply with the Wholesale Code, which came into effect on January 22, 2016.

The decision also addressed rules for distribution of foreign services authorized for distribution in Canada, including requirements that foreign services make their channels available “à la carte” and in “pick-packs” or in smaller pre-assembled packages and abide by the Wholesale Code. Access rules for VI-owned services and independent services, channel packaging, and buy-through rules for multicultural services were also addressed.

On March 26, 2015, in the final decision related to Let’s Talk TV, the CRTC announced plans to establish a Television Service Provider (TVSP) Code of Conduct to govern certain aspects of the relationship between TVSPs and their customers as well as to allow consumers to complain to the Commissioner for Complaints for Telecommunications Services about their providers which came into effect on September 1, 2017.

ROGERS CABLE TV LICENCE RENEWALS

On August 2, 2018, in Broadcasting Decision CRTC 2018-265, Rogers – Licence renewal for various terrestrial broadcasting distribution undertakings, the CRTC renewed Rogers’ Broadcasting Distribution Undertaking licences in Ontario and Atlantic Canada for a full seven-year licence term with conditions substantially consistent with Rogers’ application.

CRTC PROCEEDING ON FUTURE PROGRAMMING DISTRIBUTION MODELS

On October 12, 2017, prompted by Order in Council P.C. 2017-1195, the CRTC initiated a proceeding (Broadcasting Notice of Consultation CRTC 2017-359, Call for comments on the Governor in Council’s request for a report on future programming distribution models) to report on the distribution model or models of programming that are likely to exist in the future; how and through whom Canadians will access that programming; and the extent to which these models will ensure a vibrant domestic market that is capable of supporting the continued creation, production, and distribution of Canadian programming, in both official languages, including original entertainment and information programming.

On May 30, 2018, the CRTC issued its report on future programming distribution models requested by the government in September 2017 through Order in Council P.C. 2017-1195. The report proposes new tools and regulatory approaches to support the production and promotion of audio and video content made by and for Canadians. The report will inform the government’s review of the Broadcasting Act and Telecommunications Act.

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Other Information

ACCOUNTING POLICIES

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Management makes judgments, estimates, and assumptions that affect how accounting policies are applied, the amounts we report in assets, liabilities, revenue, and expenses, and our related disclosure about contingent assets and liabilities. Significant changes in our assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results could be different from these estimates.

These estimates are critical to our business operations and understanding our results of operations. We may need to use additional judgment because of the sensitivity of the methods and assumptions used in determining the asset, liability, revenue, and expense amounts.

ESTIMATES

REVENUE FROM CONTRACTS WITH CUSTOMERS

Determining the transaction price

The transaction price is the amount of consideration that is enforceable and to which we expect to be entitled in exchange for the goods and services we have promised to our customer. We determine the transaction price by considering the terms of the contract and business practices that are customary within that particular line of business. Discounts, rebates, refunds, credits, price concessions, incentives, penalties, and other similar items are reflected in the transaction price at contract inception.

Determining the stand-alone selling price and the allocation of the transaction price

The transaction price is allocated to performance obligations based on the relative stand-alone selling prices of the distinct goods or services in the contract. The best evidence of a stand-alone selling price is the observable price of a good or service when the entity sells that good or service separately in similar circumstances and to similar customers. If a stand-alone selling price is not directly observable, we estimate the stand-alone selling price taking into account reasonably available information relating to the market conditions, entity-specific factors, and the class of customer.

In determining the stand-alone selling price, we allocate revenue between performance obligations based on expected minimum enforceable amounts to which Rogers is entitled. Any amounts above the minimum enforceable amounts are recognized as revenue as they are earned.

FAIR VALUE

We use estimates to determine the fair value of assets acquired and liabilities assumed in an acquisition, using the best available information, including information from financial markets. These estimates include key assumptions such as discount rates, attrition rates, and terminal growth rates for performing discounted cash flow analyses.

LEASES

We estimate the lease term by considering the facts and circumstances that can create an economic incentive to exercise an extension option, or not exercise a termination option. We make certain qualitative and quantitative assumptions when deriving the value of the economic incentive.

USEFUL LIVES

We depreciate the cost of property, plant and equipment over their estimated useful lives by considering industry trends and company-specific factors, including changing technologies and expectations for the in-service period of certain assets at the time. We reassess our estimates of useful lives annually, or when circumstances change, to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly, or in a different way, than anticipated, we might have to reduce the estimated life of property, plant and equipment, which could result in a higher depreciation expense in future periods or an impairment charge to write down the value. We monitor and review our depreciation rates and asset useful lives at least once a year and change them if they are different from our previous estimates. We recognize the effect of changes in estimates in net income prospectively.

CAPITALIZING DIRECT LABOUR, OVERHEAD, AND INTEREST

Certain direct labour, overhead, and interest costs associated with the acquisition, construction, development, or improvement of our networks are capitalized to property, plant and equipment. The capitalized amounts are calculated based on estimated costs of projects that are capital in nature, and are generally based on a per-hour rate. In addition, interest costs are capitalized during development and construction of certain property, plant and equipment. Capitalized amounts increase the cost of the asset and result in a higher depreciation expense in future periods.

IMPAIRMENT OF ASSETS

Indefinite-life intangible assets (including goodwill and spectrum and/or broadcast licences) are assessed for impairment on an annual basis, or more often if events or circumstances warrant, and finite-life assets (including property, plant and equipment and other intangible assets) are assessed for impairment if events or circumstances warrant. The recoverable amount of a cash generating unit (CGU) involves significant estimates such as future cash flows, terminal growth rates, and discount rates. If key estimates differ unfavourably in the future, we could experience impairment charges that could decrease net income.

FINANCIAL INSTRUMENTS

The fair values of our derivatives are recorded using an estimated credit-adjusted mark-to-market valuation. If the derivatives are in an asset position (i.e. the counterparty owes Rogers), the credit spread for the bank counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value. If the derivatives are in a liability position (i.e. Rogers owes the counterparty), our credit spread is added to the risk-free discount rate. The estimated credit-

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adjusted value of derivatives requires assessment of the credit risk of the parties to the instruments and the instruments’ discount rates.

For all derivative instruments where hedge accounting is applied, we are required to ensure that the hedging relationships meet hedge effectiveness criteria. Hedge effectiveness testing requires the use of both judgments and estimates.

PENSION BENEFITS

When we account for defined benefit pension plans, assumptions are made in determining the valuation of benefit obligations. Assumptions and estimates include the discount rate, the rate of future compensation increase, and the mortality rate. Changes to these primary assumptions and estimates would affect the pension expense, pension asset and liability, and other comprehensive income. Changes in economic conditions, including financial markets and interest rates, may also have an impact on our pension plans, as there is no assurance that the plans will be able to earn the assumed rate of return. Market-driven changes may also result in changes in the discount rates and other variables that could require us to make contributions in the future that differ significantly from the current contributions and assumptions incorporated into the actuarial valuation process.

Below is a summary of the effect an increase or decrease in the primary assumptions and estimates would have had on our accrued benefit obligation as at December 31, 2020.

(In millions of dollars)	Increase (decrease) in accrued benefit obligation
Discount rate
Impact of 0.5% increase	(279)
Impact of 0.5% decrease	319
Rate of future compensation increase
Impact of 0.25% increase	20
Impact of 0.25% decrease	(20)
Mortality rate
Impact of 1 year increase	76
Impact of 1 year decrease	(80)

STOCK-BASED COMPENSATION

Stock option plans

Our employee stock option plans attach cash-settled share appreciation rights (SARs) to all new and previously granted options. The SAR feature allows the option holder to elect to receive a cash payment equal to the intrinsic value of the option, instead of exercising the option and acquiring Class B Non-Voting Shares. We measure stock-based compensation to employees at fair value. We determine the fair value of options using our Class B Non-Voting Share price and option pricing models, and record all outstanding stock options as liabilities. The liability is marked to market each period and is amortized to expense using a graded vesting approach over the period during which employee services are rendered, or over the period to the date an employee is eligible to retire, whichever is shorter. The expense in each period is affected by the change in the price of our Class B Non-Voting Shares during the period.

Restricted share unit (RSU) and deferred share unit (DSU) plans

We recognize outstanding RSUs and DSUs as liabilities, measuring the liabilities and compensation costs based on the awards’ fair values, which are based on the market price of the Class B Non-Voting Shares, and recognizing them as charges to operating costs over the vesting period of the awards. If an award’s fair value changes after it has been granted and before the exercise date, we recognize the resulting changes in the liability within operating costs in the year the change occurs. For RSUs, the payment amount is established as of the vesting date. For DSUs, the payment amount is established as of the exercise date.

JUDGMENTS

REVENUE FROM CONTRACTS WITH CUSTOMERS

Distinct goods and services

We make judgments in determining whether a promise to deliver goods or services is considered distinct. We account for individual products and services separately if they are distinct (i.e. if a product or service is separately identifiable from other items in the bundled package and if the customer can benefit from it). The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. For items we do not sell separately, we estimate stand-alone selling prices using the adjusted market assessment approach.

Determining costs to obtain or fulfill a contract

Determining the costs we incur to obtain or fulfill a contract that meet the deferral criteria within IFRS 15 requires us to make significant judgments. We expect incremental commission fees paid to internal and external representatives as a result of obtaining contracts with customers to be recoverable.

Residual value arrangements

Under certain customer offers, we allow customers to defer a component of the device cost until contract termination. We use judgment in determining whether these arrangements constitute revenue-generating arrangements or leases. In making this determination, we use judgment to assess the extent of control over the devices that passes to our customer, including whether the customer has a significant economic incentive at contract inception to return the device at contract termination.

LEASES

We make judgments in determining whether a contract contains an identified asset. The identified asset should be physically distinct or represent substantially all of the capacity of the asset, and should provide us with the right to substantially all of the economic benefits from the use of the asset.

We also make judgments in determining whether or not we have the right to control the use of the identified asset. We have that right when we have the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, we have the right to direct the use of the asset if we have the right to operate the asset or if we designed the asset in a way that predetermines how and for what purpose the asset will be used.

We make judgments in determining the incremental borrowing rate used to measure our lease liability for each lease contract, including an estimate of the asset-specific security impact. The

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incremental borrowing rate should reflect the interest that we would have to pay to borrow at a similar term and with a similar security.

Certain of our leases contain extension or renewal options that are exercisable only by us and not by the lessor. At lease commencement, we assess whether we are reasonably certain to exercise any of the extension options based on our expected economic return from the lease. We typically exercise extension options on our leases, especially related to our networks, primarily due to the significant cost that would be required to relocate our network towers and related equipment. We periodically reassess whether we are reasonably certain to exercise the options and account for any changes at the date of the reassessment.

USEFUL LIVES AND DEPRECIATION AND AMORTIZATION METHODS

We make significant judgments in choosing methods for depreciating our property, plant and equipment that we believe most accurately represent the consumption of benefits derived from those assets and are most representative of the economic substance of the intended use of the underlying assets.

We amortize the cost of intangible assets with finite lives over their estimated useful lives. We review their useful lives, residual values, and the amortization methods at least once a year.

We do not amortize intangible assets with indefinite lives (spectrum licences, broadcast licences, and certain brand names) as there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows for us. We make judgments to determine that these assets have indefinite lives, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset, and anticipated changes in the market demand for the products and services the asset helps generate. After review of the competitive, legal, regulatory, and other factors, it is our view that these factors do not limit the useful lives of our spectrum licences, broadcast licences, and certain brand names.

Judgment is also applied in choosing methods for amortizing our intangible assets and program rights that we believe most accurately represent the consumption of those assets and are most representative of the economic substance of the intended use of the underlying assets.

IMPAIRMENT OF ASSETS

We make judgments in determining CGUs and the allocation of goodwill to CGUs or groups of CGUs for the purpose of impairment testing. The allocation of goodwill involves considerable management judgment in determining the CGUs (or groups of CGUs) that are expected to benefit from the synergies of a business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill and indefinite-life intangible assets are allocated to CGUs (or groups of CGUs) based on the level at which management monitors goodwill, which is not higher than an operating segment.

HEDGE ACCOUNTING

We make significant judgments in determining whether our financial instruments qualify for hedge accounting, including our determination of hedge effectiveness.

SEGMENTS

We make significant judgments in determining our operating segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by our chief operating decision makers to make decisions about resources to be allocated and to assess component performance, and for which discrete financial information is available.

INCOME TAXES AND OTHER TAXES

We accrue income and other tax provisions based on information currently available in each of the jurisdictions in which we operate. While we believe we have paid and provided for adequate amounts of tax, our business is complex and significant judgment is required in interpreting how tax legislation and regulations apply to us. Our tax filings are subject to audit by the relevant government revenue authorities and the results of the government audit could materially change the amount of our actual income tax expense, income tax payable or receivable, other taxes payable or receivable, and deferred income tax assets and liabilities and could, in certain circumstances, result in the assessment of interest and penalties.

CONTINGENCIES

Considerable judgment is involved in the determination of contingent liabilities. Our judgment is based on information currently known to us, and the probability of the ultimate resolution of the contingencies. If it becomes probable that a contingent liability will result in an outflow of economic resources, we will record a provision in the period the change in probability occurs. The amount of the loss involves judgment based on information available at that time. Any provision recognized for a contingent liability could be material to our consolidated financial position and results of operations.

ONEROUS CONTRACTS

Significant judgment is required to determine when we are subject to unavoidable costs arising from onerous contracts. These judgments may include, for example, whether a certain promise is legally binding or whether we may be successful in negotiations with the counterparty.

TRANSACTIONS WITH RELATED PARTIES

We have entered into certain transactions in the normal course of business with related parties in which we have an equity interest, being primarily MLSE (primarily broadcasting rights) and Glentel (Wireless distribution support). The amounts received from or paid to these parties were as follows:

	Years ended December 31
(In millions of dollars)	2020	2019	% Chg
Revenue	26	69	(62)
Purchases	121	212	(43)

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We have also entered into business transactions with Transcontinental Inc., a company that provides us with printing services. Isabelle Marcoux, C.M., is chair of the board of Transcontinental Inc. and a Director of RCI.

	Years ended December 31
(In millions of dollars)	2020	2019
Printing services	4	6

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for each of 2020 and 2019.

These transactions are measured at the amount agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing are unsecured, interest-free, and due for payment in cash within one month from the date of the transaction.

NEW ACCOUNTING PRONOUNCEMENTS ADOPTED IN 2020

We adopted the following IFRS amendments in 2020. They did not have a material effect on our financial statements.

•

Amendments to IFRS 9, Financial Instruments, IAS 39, Financial Instruments: Recognition and Measurement, and IFRS 7, Financial Instruments: Disclosures, Interest Rate Benchmark Reform, detailing the fundamental reform of major interest rate benchmarks being undertaken globally to replace or redefine Inter-Bank Offered Rates (IBORs) with alternative nearly risk-free benchmark rates (referred to as “IBOR reform”). There is significant uncertainty over the timing of when the replacements for IBORs will be effective and what those replacements will be. We will actively monitor the IBOR reform and consider circumstances as we renew or enter into new financial instrument contracts.

•	Changes to the Conceptual Framework, seeking to provide improvements to concepts surrounding various financial reporting considerations and existing IFRS standards.
•	Amendments to IAS 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, clarifying the definition of “material”.

RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

The IASB has issued the following new standards that will become effective in future years and could have an impact on our consolidated financial statements in future periods:

•	IAS 37, Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts, specifying costs an entity should include in determining the “cost of fulfilling” a potential onerous contract.
•	IFRS 17, Insurance Contracts, a replacement of IFRS 4, Insurance Contracts, that aims to provide consistency in the application of accounting for insurance contracts.
•	Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, and IFRS 7), addressing issues that might affect financial reporting after the reform of an interest rate benchmark.
•	Amendments to IAS 1, Presentation of Financial Statements – Classification of Liabilities as Current or Non-current, clarifying requirements for the classification of liabilities as non-current.
•

Amendments to IAS 16, Property Plants and Equipment: Proceeds before intended use, prohibiting reducing the cost of property, plant, and equipment by proceeds while bringing an asset to capable operations.

•	Amendments to IFRS 3, Business Combinations – Updating a Reference to the Conceptual Framework, updating a reference to the Conceptual Framework.
•	Amendments to IFRS 16, Leases, allowing lessees to not assess whether a COVID-19-related rent concession is a lease modification.

We do not expect IFRS 17, Insurance Contracts, will have an effect on our consolidated financial statements. We are assessing the impacts, if any, the remaining new standards or amendments will have on our consolidated financial statements, but we currently do not expect any material impacts.

KEY PERFORMANCE INDICATORS

We measure the success of our strategy using a number of key performance indicators, which are outlined below. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered alternatives to net income or any other measure of performance under IFRS. They include:

•	subscriber counts;
•	Wireless;
•	Cable; and
•	homes passed (Cable);
•	Wireless subscriber churn (churn);
•	Wireless blended average billings per user (ABPU);
•	Wireless blended average revenue per user (ARPU);
•	Cable average revenue per account (ARPA);
•	Cable customer relationships;
•	Cable market penetration (penetration);
•	capital intensity;
•	total service revenue;
•	dividend payout ratios; and
•	return on assets.

Effective January 1, 2020, we updated the key performance indicators we present for our Cable segment to align our external reporting with the focus of our internal business strategy as a result of the convergence of technologies used to deliver Internet and television services, including the continued adoption of Ignite TV. We have begun disclosing Cable average revenue per account (ARPA), customer relationships, and market penetration as defined below. Additionally, we have amended the definition of our subscriber counts for Television to include only Ignite TV and renamed the metric accordingly as a result of shifting our product offering to focus on IPTV. Finally, we have ceased reporting Phone subscribers and total service units as our Phone product is increasingly being bundled with our Internet and Television products for a very low incremental cost. These changes have been made to align our external disclosure with the focus of the business and our strategy.

88     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

SUBSCRIBER COUNTS

We determine the number of subscribers to our services based on active subscribers. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered deactivations in the period the services are discontinued. We use subscriber counts to measure our core business performance and ability to benefit from recurring revenue streams. We use homes passed (Cable) as a measure for our potential market penetration within a defined geographical area.

Subscriber count (Wireless)

•	A wireless subscriber is represented by each identifiable telephone number.
•

We report wireless subscribers in two categories: postpaid and prepaid. Postpaid and prepaid include voice-only subscribers, data-only subscribers, and subscribers with service plans integrating both voice and data.

•	Usage and overage charges for postpaid subscribers are billed a month in arrears. Prepaid subscribers cannot incur usage and/or overage charges in excess of their plan limits or account balance.
•	Wireless prepaid subscribers are considered active for a period of 90 days from the date of their last revenue-generating usage.

Subscriber count (Cable)

•	Cable Ignite TV and Internet subscribers are represented by a dwelling unit.
•

When there is more than one unit in a single dwelling, such as an apartment building, each tenant with cable service is counted as an individual subscriber, whether the service is invoiced separately or included in the tenant’s rent. Institutional units, such as hospitals or hotels, are each considered one subscriber.

•	Cable Ignite TV and Internet subscribers include only those subscribers who have service installed and operating, and who are being billed accordingly.
•

Subscriber counts exclude certain business services delivered over our fibre network and data centre infrastructure, and circuit-switched local and long distance voice services and legacy data services where access is delivered using leased third-party network elements and tariffed ILEC services.

Homes passed (Cable)

Homes passed are represented by the total number of addresses that either are Cable subscribers or are non-subscribers, but have the ability to access our cable services, within a defined geographical area. When there is more than one unit in a single dwelling, such as an apartment building, each unit that is a Cable subscriber, or has the ability to access our cable services, is counted as an individual home passed. Institutional or commercial units, such as hospitals or hotels, are each considered one home passed.

SUBSCRIBER CHURN

Subscriber churn (churn) is a measure of the number of subscribers that deactivated during a period as a percentage of the total subscriber base, usually calculated on a monthly basis. Subscriber churn measures our success in retaining our subscribers. We calculate it by dividing the number of Wireless subscribers that deactivated (usually in a month) by the aggregate numbers of subscribers at the beginning of the period. When used or reported for a period greater than one month, subscriber churn represents the sum of the number of subscribers deactivating for each period divided by the sum of the aggregate number of subscribers at the beginning of each period.

BLENDED AVERAGE BILLINGS PER USER (WIRELESS)

We use blended ABPU as a measure that approximates the average amount we invoice an individual subscriber on a monthly basis. Blended ABPU helps us identify trends and measure our success in attracting and retaining higher-value subscribers. We calculate blended ABPU by dividing the sum of Wireless service revenue, the amortization of contract assets to accounts receivable, and billings related to financing receivables (following the introduction of this new offering) by the average total number of Wireless subscribers for the same period.

BLENDED AVERAGE REVENUE PER USER (WIRELESS)

Blended ARPU helps us identify trends and measure our success in attracting and retaining higher-value subscribers. We calculate blended ARPU by dividing Wireless service revenue by the average total number of Wireless subscribers for the same period.

AVERAGE REVENUE PER ACCOUNT (CABLE)

Average revenue per account (ARPA) measures total average spending by a single customer account on Cable products. We use it to identify trends and measure our success in attracting and retaining multiple-service accounts. We calculate ARPA by dividing Cable service revenue by the average total number of customer relationships for the same period.

CUSTOMER RELATIONSHIPS

Customer relationships are represented by dwelling units where at least one of our Cable services (i.e. Internet, legacy television or Ignite TV, and/or home phone) are installed and operating, and the service or services are billed accordingly. When there is more than one unit in one dwelling, such as an apartment building, each tenant with at least one of our Cable services is counted as an individual customer relationship, whether the service is invoiced separately or included in the tenant’s rent. Institutional units, like hospitals or hotels, are each considered one customer relationship.

MARKET PENETRATION

Market penetration (penetration) measures our success at attracting new households to our brands and products within our network footprint. Market penetration is calculated by dividing customer relationships by homes passed. An increasing market penetration rate reflects more new customer relationships than new homes passed.

CAPITAL INTENSITY

Capital intensity allows us to compare the level of our capital expenditures to that of other companies within the same industry. Our capital expenditures do not include expenditures on spectrum licences. We calculate capital intensity by dividing capital expenditures by revenue. We use it to evaluate the performance of our assets and when making decisions about capital expenditures. We believe that certain investors and analysts use capital intensity to measure the performance of asset purchases and construction in relation to revenue.

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     89

MANAGEMENT’S DISCUSSION AND ANALYSIS

TOTAL SERVICE REVENUE

We use total service revenue to measure our core business performance from the provision of services to our customers separate from revenue generated from the sale of equipment we have acquired from device manufacturers and resold. Included in this metric is our retail revenue from Today’s Shopping Choice and the Toronto Blue Jays, which are also core to our business. We calculate total service revenue by subtracting equipment revenue from total revenue.

DIVIDEND PAYOUT RATIOS

We calculate the dividend payout ratio by dividing dividends declared for the year by net income or free cash flow for the year. We use dividends as a percentage of net income and free cash flow to conduct analysis and assist with determining the dividends we should pay.

RETURN ON ASSETS

We use return on assets to measure our efficiency in using our assets to generate net income. We calculate return on assets by dividing net income for the year by total assets as at year-end.

90     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

NON-GAAP MEASURES AND RELATED PERFORMANCE MEASURES

We use the following non-GAAP measures and related performance measures. These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure or related performance measure	How and why we use it	How we calculate it	Most comparable IFRS financial measure
Adjusted EBITDA Adjusted EBITDA margin

• To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.

• We believe that certain investors and analysts use adjusted EBITDA to measure our ability to service debt and to meet other payment obligations.

• We also use it as one component in determining short-term incentive compensation for all management employees.

Adjusted EBITDA:

Net income

add (deduct)

income tax expense (recovery); finance costs; depreciation and amortization; other expense (income); restructuring, acquisition and other; and loss (gain) on disposition of property, plant and equipment.

Adjusted EBITDA margin:

Adjusted EBITDA

divided by

revenue (or service revenue for Wireless).

Net income
Adjusted net income Adjusted basic and diluted earnings per share

• To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income:

Net income

add (deduct)

restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:

Adjusted net income and adjusted net income including the dilutive effect of stock-based compensation divided by

basic and diluted weighted average shares outstanding.

Net income Basic and diluted earnings per share
Free cash flow

• To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.

• We believe that some investors and analysts use free cash flow to value a business and its underlying assets.

		Adjusted EBITDA deduct capital expenditures; interest on borrowings net of capitalized interest; and cash income taxes.	Cash provided by operating activities
Adjusted net debt	• To conduct valuation-related analysis and make decisions about capital structure. • We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Total long-term debt

add (deduct)

current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities; credit risk adjustment related to net debt derivatives; current portion of lease liabilities; lease liabilities; bank advances (cash and cash equivalents); and short-term borrowings.

Long-term debt
Debt leverage ratio	• To conduct valuation-related analysis and make decisions about capital structure. • We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.	Adjusted net debt (defined above) divided by 12-month trailing adjusted EBITDA (defined above).	Long-term debt divided by net income

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     91

MANAGEMENT’S DISCUSSION AND ANALYSIS

RECONCILIATION OF ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

	Years ended December 31
(In millions of dollars)	2020	2019
Net income	1,592	2,043
Add (deduct):
Income tax expense	580	712
Other expense (income)	1	(10)
Finance costs	881	840
Restructuring, acquisition and other	185	139
Depreciation and amortization	2,618	2,488
Adjusted EBITDA	5,857	6,212

	Years ended December 31

(In millions of dollars, except percentages)	2020	2019
Adjusted EBITDA	5,857	6,212
Divided by: total revenue	13,916	15,073
Adjusted EBITDA margin	42.1%	41.2%

RECONCILIATION OF ADJUSTED NET INCOME

	Years ended December 31

(In millions of dollars)	2020	2019
Net income	1,592	2,043
Add (deduct):
Restructuring, acquisition and other	185	139
Loss on repayment of long-term debt	–	19
Income tax impact of above items	(49)	(43)
Income tax adjustment, legislative tax change	(3)	(23)
Adjusted net income	1,725	2,135

RECONCILIATION OF ADJUSTED EARNINGS PER SHARE

(In millions of dollars, except per share amounts; number of shares outstanding in millions)	Years ended December 31
	2020	2019
Adjusted basic earnings per share:
Adjusted net income	1,725	2,135
Divided by: weighted average number of shares outstanding	505	512
Adjusted basic earnings per share	$ 3.42	$ 4.17
Adjusted diluted earnings per share:
Adjusted net income	1,725	2,135
Effect on net income of dilutive securities	(7)	(6)
Diluted adjusted net income	1,718	2,129
Divided by: diluted weighted average number of shares outstanding	506	513
Adjusted diluted earnings per share	$ 3.40	$ 4.15

RECONCILIATION OF FREE CASH FLOW

	Years ended December 31
(In millions of dollars)	2020	2019
Cash provided by operating activities	4,321	4,526
Add (deduct):
Capital expenditures	(2,312)	(2,807)
Interest on borrowings, net of capitalized interest	(761)	(727)
Interest paid	808	779
Restructuring, acquisition and other	185	139
Program rights amortization	(77)	(77)
Change in net operating assets and liabilities [1]	333	462
Other adjustments [1]	(131)	(17)
Free cash flow	2,366	2,278

[1]

As a result of the growth of our financing receivable program and the ways in which we manage our business, effective this quarter and retroactively, we have reclassified the “net change in contract asset balances” and the “net change in financing receivable balances” into “change in net operating assets and liabilities”. Additionally, certain 2019 reported figures have been reclassified to conform to the current presentation.

RECONCILIATION OF DIVIDEND PAYOUT RATIO OF FREE CASH FLOW

	Years ended December 31

(In millions of dollars, except percentages)	2020	2019
Dividends declared during the year	1,010	1,022
Divided by: free cash flow	2,366	2,278
Dividend payout ratio of free cash flow	42.7%	44.9%

RECONCILIATION OF ADJUSTED NET DEBT AND DEBT LEVERAGE RATIO

	As at December 31	As at December 31

(In millions of dollars)	2020	2019

Current portion of long-term debt	1,450	–
Long-term debt	16,751	15,967
Deferred transaction costs and discounts	172	163

	18,373	16,130
Add (deduct):
Net debt derivative assets	(1,086)	(1,383)
Credit risk adjustment related to net debt derivative assets	(15)	(31)
Short-term borrowings	1,221	2,238
Current portion of lease liabilities	278	230
Lease liabilities	1,557	1,495
Cash and cash equivalents	(2,484)	(494)

Adjusted net debt	17,844	18,185

	As at December 31	As at December 31

(In millions of dollars, except ratios)	2020	2019

Adjusted net debt	17,844	18,185
Divided by: trailing 12-month adjusted EBITDA	5,857	6,212

Debt leverage ratio	3.0	2.9

92     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT

SUMMARY OF FINANCIAL RESULTS OF LONG-TERM DEBT GUARANTOR

Our outstanding public debt, amounts drawn on our $3.3 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Years ended December 31 (unaudited)	RCI [1]		RCCI [1]		Non-guarantor subsidiaries [1]		Consolidating adjustments [1]		Total

(In millions of dollars)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Selected Statements of Income data measure:
Revenue	–	–	12,400	13,129	1,703	2,159	(187)	(215)	13,916	15,073
Net income (loss)	1,592	2,043	1,316	1,732	171	184	(1,487)	(1,916)	1,592	2,043

As at December 31 (unaudited)	RCI [1]		RCCI [1,2]		Non-guarantor subsidiaries [1]		Consolidating adjustments [1]		Total

(In millions of dollars)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Selected Statements of Financial Position data measure:
Current assets	27,186	26,571	26,326	24,447	9,929	10,552	(56,512)	(56,453)	6,929	5,117
Non-current assets	31,184	30,048	24,835	26,342	3,650	3,710	(27,744)	(28,198)	31,925	31,902
Current liabilities	27,264	26,550	28,167	29,201	9,294	8,278	(58,139)	(58,065)	6,586	5,964
Non-current liabilities	18,740	17,869	5,080	4,938	152	138	(1,278)	(1,306)	22,694	21,639

[1]	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
[2]

Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

2020 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     93

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIVE-YEAR SUMMARY OF CONSOLIDATED FINANCIAL RESULTS

(In millions of dollars, except per share amounts, subscriber count results, churn, ABPU, ARPU, percentages, and ratios)	As at or years ended December 31
	2020	2019	2018 [1]	2017 [2]	2016 [3]
Revenue
Wireless	8,530	9,250	9,200	8,569	7,916
Cable	3,946	3,954	3,932	3,894	3,871
Media	1,606	2,072	2,168	2,153	2,146
Corporate items and intercompany eliminations	(166)	(203)	(204)	(247)	(231)
Total revenue	13,916	15,073	15,096	14,369	13,702
Total service revenue [4]	11,955	12,965	12,974	12,550	13,027
Adjusted EBITDA [5]
Wireless	4,067	4,345	4,090	3,726	3,262
Cable	1,935	1,919	1,874	1,819	1,773
Media	51	140	196	127	159
Corporate items and intercompany eliminations	(196)	(192)	(177)	(170)	(163)
Total adjusted EBITDA	5,857	6,212	5,983	5,502	5,031
Net income	1,592	2,043	2,059	1,845	835
Adjusted net income [5]	1,725	2,135	2,241	1,902	1,432
Cash provided by operating activities	4,321	4,526	4,288	3,938	3,957
Free cash flow [5]	2,366	2,278	2,134	1,685	1,705
Capital expenditures	2,312	2,807	2,790	2,436	2,352
Earnings per share
Basic	$3.15	$3.99	$4.00	$3.58	$1.62
Diluted	$3.13	$3.97	$3.99	$3.57	$1.62
Adjusted earnings per share [5]
Basic	$3.42	$4.17	$4.35	$3.69	$2.78
Diluted	$3.40	$4.15	$4.34	$3.68	$2.77
Statements of Financial Position:
Assets
Property, plant and equipment	14,018	13,934	11,780	11,143	10,749
Goodwill	3,973	3,923	3,905	3,905	3,905
Intangible assets	8,926	8,905	7,205	7,244	7,130
Investments	2,536	2,830	2,134	2,561	2,174
Other assets	9,401	7,427	6,894	5,637	4,384
Total assets	38,854	37,019	31,918	30,490	28,342
Liabilities and Shareholders’ Equity
Long-term liabilities	22,695	21,639	16,903	16,111	17,960
Current liabilities	6,586	5,964	6,836	6,883	5,113
Total liabilities	29,281	27,603	23,739	22,994	23,073
Shareholders’ equity	9,573	9,416	8,179	7,496	5,269
Total liabilities and shareholders’ equity	38,854	37,019	31,918	30,490	28,342
Subscriber count results (in thousands) [4]
Wireless subscribers [6]	10,943	10,840	10,783	10,482	10,274
Internet subscribers [7,8]	2,598	2,534	2,430	2,321	2,145
Ignite TV subscribers [9]	544	326	n/a	n/a	n/a
Customer relationships [7,8,9]	2,530	2,510	n/a	n/a	n/a
Additional Wireless metrics [4]
Postpaid churn (monthly)	1.00%	1.11%	1.10%	1.20%	1.23%
Blended ABPU (monthly) [10]	$63.24	$66.23	$64.74	$62.31	n/a
Blended ARPU (monthly)	$50.75	$55.49	$55.64	$54.23	$60.42
Additional Cable metrics
ARPA (monthly) [9]	$130.70	$131.71	n/a	n/a	n/a
Penetration [9]	55.3%	56.1%	n/a	n/a	n/a
Additional consolidated metrics
Revenue growth	(8)%	–%	5%	5%	2%
Adjusted EBITDA growth	(6)%	4%	9%	9%	1%
Dividends declared per share	$2.00	$2.00	$1.92	$1.92	$1.92
Dividend payout ratio of net income [4]	63.4%	50.0%	48.0%	53.6%	118.3%
Dividend payout ratio of free cash flow [4,5]	42.7%	44.9%	55.8%	58.6%	57.9%
Return on assets [4]	4.1%	5.5%	6.5%	6.1%	2.9%
Debt leverage ratio [5]	3.0	2.9	2.5	2.7	3.0

[1]	2018 and prior reported figures have not been restated applying IFRS 16. See “Accounting Policies”.
[2]	2017 reported figures have been restated applying IFRS 15.
[3]	Amounts calculated on a basis consistent with our previous revenue recognition accounting policies prior to adopting IFRS 15.
[4]	As defined. See “Key Performance Indicators”.
[5]

Adjusted EBITDA, adjusted net income, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures and Related Performance Measures” for information about these measures, including how we calculate them and the ratios in which they are used.

[6]

Effective October 1, 2019, and on a prospective basis, we reduced our Wireless postpaid subscriber base by 53,000 subscribers to remove a low-ARPU public services customer that was in the process of migrating to another service provider. We believe adjusting our base for a customer of this size that migrates off our network provides a more meaningful reflection of the underlying organic performance of our Wireless business. Effective April 1, 2019, we adjusted our Wireless prepaid subscriber base to remove 127,000 subscribers as a result of a change to our deactivation policy from 180 days to 90 days to be more consistent within the industry.

[7]

On September 30, 2020, we acquired approximately 2,000 Internet subscribers and customer relationships as a result of our acquisition of Ruralwave Inc., which are not included in net additions, but do appear in the ending total balance for 2020.

[8]

On October 1, 2020, we acquired approximately 5,000 Internet subscribers and 6,000 customer relationships as a result of our acquisition of Cable Cable Inc., which are not included in net additions, but do appear in the ending total balance for December 31, 2020.

[9]

Ignite TV subscribers, customer relationships, ARPA, and penetration have not been presented for periods prior to 2018. We commenced using the aforementioned measures as key performance indicators in the first quarter of 2020. See “Key Performance Indicators”.

[10]	Blended ABPU has not been presented for periods prior to 2017. We commenced using blended ABPU as a key performance indicator in the first quarter of 2018. See “Key Performance Indicators”.

94     |   ROGERS COMMUNICATIONS INC.  2020 ANNUAL REPORT